1934 Act Registration No. 1-31731

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated August 26, 2011

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Hsinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 2011/08/26

Chunghwa Telecom Co., Ltd.

By:	/s/ Shu Yeh
Name:	Shu Yeh
Title:	Senior Vice President CFO

Exhibit

Exhibit	Description

1	Press Release to Report Operating Results for the first half of 2011

2	Financial Statements for the Six Months Ended June 30, 2011 and 2010 and Independent Accountants’ Review Report (Stand Alone)

3	Consolidated Financial Statements for the Six Months Ended June 30, 2011 and 2010 and Independent Accountants’ Review Report

4	GAAP Reconciliations of Consolidated Financial Statements for the Six Months Ended June 30, 2010 and 2011

Exhibit 1

Chunghwa Telecom Reports Consolidated Operating Results

for the Second Quarter and First Half of 2011

Taipei, Taiwan, R.O.C. August 26, 2011 - Chunghwa Telecom Co., Ltd. (TAIEX: 2412, NYSE: CHT) (“Chunghwa” or “the Company”) today reported its operating results for the second quarter and first half of 2011. All figures were prepared in accordance with generally accepted accounting principles of the Republic of China (“ROC GAAP”) on a consolidated basis.

(Comparisons, unless otherwise stated, are to the prior year period)

Second Quarter 2011 Financial Highlights

-	Total consolidated revenue increased by 9.6% to NT$54.42 billion

-	Mobile communications revenue increased by 1.1% to NT$22.35 billion; mobile value-added services (VAS) revenue increased by 42% to NT$3.77 billion

-	Internet revenue increased by 3.4% to NT$6.25 billion; internet VAS revenue increased by 13.9% to NT$0.67 billion

-	Domestic fixed communications revenue increased by 14.1% to NT$19.78 billion

-	International fixed communications revenue increased by 3.9% to NT$3.86 billion

-	Total operating costs and expenses increased by 12.3% to NT$39.01 billion

-	Net income totaled NT$13.30 billion, representing a 2.8% increase

-	Basic earnings per share (EPS) increased by 27.6% to NT$1.71

First Half 2011 Financial Highlights

-	Total consolidated revenue increased by 7.7% to NT$106.9 billion

-	Mobile communications revenue increased by 1.9% to NT$45.20 billion; mobile VAS revenue increased by 40.4% to NT$7.29 billion

-	Internet revenue increased by 3.5% to NT$12.33 billion; internet VAS revenue increased by 15.4% to NT$1.24 billion

-	Domestic fixed communications revenue increased by 12.9% to NT$39.0 billion

-	International fixed communications revenue decreased by 0.4% to NT$7.65 billion

-	Total operating costs and expenses increased by 11.6% to NT$77.54 billion

-	Net income totaled NT$25.13 billion, representing a 0.6% increase

-	Basic EPS increased by 24.4% to NT$3.21

Dr. Shyue-Ching Lu, Chairman and Chief Executive Officer of Chunghwa Telecom, said, “I’m pleased to report that continued business expansion enabled us to achieve revenues of NT$54.4 billion during the second quarter 2011. Higher fixed line revenue resulting from the shift in pricing right of a fixed to mobile call from mobile to fixed network operators continued to be a key growth driver, as did mobile VAS and handset sales.

“Our desire to build on this top-line growth and leverage our reputation for innovative offerings and premium customer service led to the launch of our “Digital Rainforest” initiative during the second quarter. This initiative builds on the significant traction we have already gained from our inroads into the digital business ecosystem, and represents a cohesive strategy for integrating and reinvigorating our activities within this space. Key elements of “Digital Rainforest” include a cloud computing initiative called hicloud PaaS, a cutting edge broadband service, integrated service platforms, and domestic and international collaboration on reducing carbon emissions to promote sustainability. We are also implementing our new channel strategy by transforming our service centers to convey our new image as we embrace the cloud computing era. I am confident that this “Digital Rainforest” initiative will provide additional momentum to our growth going forward.”

Revenue

Chunghwa’s total consolidated revenue for the second quarter of 2011 increased by 9.6% year-over-year to NT$54.42 billion, of which 41.1% was from the mobile business, 11.5% was from the internet business, 36.3% was from the domestic fixed business, 7.1% was from the international fixed business, and the remainder was from others. Despite the National Communications Commission (“NCC”) tariff reduction that came into effect on April 1, 2010, Chunghwa succeeded in maintaining its growth momentum, due mainly to an increase in fixed line revenue resulting from the shift in the pricing right of a fixed-to-mobile call from the mobile operator to fixed network operator, as well as mobile VAS and handset sales. In addition, construction revenue from the Company’s property development subsidiary also contributed to Chunghwa’s revenue growth.

Total revenue for the mobile business amounted to NT$22.35 billion for the second quarter 2011, representing a year-on-year increase of 1.1%, mainly due to growth in mobile VAS revenue and handset sales relating to smartphone promotions, which offset the decline in mobile voice revenue. The decline in mobile voice revenue resulted primarily from the shift in pricing right for fixed to mobile calls from mobile to fixed operators.

Chunghwa’s internet business revenue increased by 3.4% year-over-year to NT$6.25 billion in the second quarter of 2011, mainly attributable to growth in the number of broadband subscribers and the migration of Asymmetric Digital Subscriber Line (“ADSL”) subscribers to fiber solutions.

For the second quarter of 2011, domestic fixed revenue totaled NT$19.78 billion, representing an increase of 14.1% year-over-year. Local revenues increased by 33.6% year-over-year, mainly due to the shift in pricing right for fixed to mobile calls. The 13.9% decline in Domestic Long Distance (“DLD”) revenues was due to mobile and Voice over Internet Protocol (“VOIP”) substitution, as well as reflecting the mandated tariff reduction.

Broadband access revenue, including ADSL and Fiber to the x (“FTTx”), increased by 3% year-over-year to NT$5.14 billion. Although ADSL access revenue decreased as more ADSL subscribers migrated to fiber solutions and because of the mandated tariff reduction, the decrease was fully offset by growth in FTTx access revenue.

International fixed line revenue increased by 3.9% to NT$3.86 billion, primarily due to growth in international long distance service and international leased line revenue.

Other revenue grew by 369.3%, primarily due to the increase in construction revenue from our property development subsidiary.

For the first half of 2011, total revenue was NT$106.9 billion, a 7.7% increase compared to the same period last year. Of this total, 36.5% was contributed by the domestic fixed business, 42.3% was from the mobile business, 11.5% was from the Internet business, the international fixed business accounted for 7.2%, and the remainder was from others.

Costs and Expenses

Total operating costs and expenses for the second quarter of 2011 amounted to NT$39.0 billion, an increase of 12.3% compared to the same period of 2010. This increase was mainly due to the increase in interconnection costs and transition fees resulting from the shift in pricing right of fixed-to-mobile calls, as well as higher costs of handsets sold.

Total operating costs and expenses for the first half of 2011 increased by 11.6% year-over-year to NT$77.54 billion, due mainly to the same reasons as for the second quarter.

Income Tax

Income tax expense for the second quarter of 2011 was NT$2.32 billion, representing a 19.7% increase, compared to NT$1.94 billion for the same period of 2010. The decrease is because in June 2010, the government reduced the income tax rate from 20% to 17% and the reduction of income tax expense for the first half 2010 was fully reflected in June 2010.

EBITDA and Net Income

EBITDA for the second quarter of 2011 remained flat, at NT$23.42 billion. Income from operations increased by 3.4% to NT$15.41 billion, reflecting the higher revenue.

The EBITDA margin for the second quarter of 2011 was 43.02% compared to 47.33% in the same period of 2010, and the operating margin was 28.3%, compared to 30.0% in the previous year. Net income increased by 2.8% year-over-year to NT$13.30 billion. Earnings per share increased by 27.6% year-over-year to NT$1.71, primarily due to the higher net income and the capital reduction in January 2011, which reduced the total number of outstanding shares by 20%.

Capital Expenditure (“Capex”)

Total capex for the second quarter of 2011 amounted to NT$5.54 billion, a 7.6% year-over-year increase. Of the NT$5.54 billion capex figure, 59.6% was used for the domestic fixed communications business, 21.2% was for the mobile business, 9.3% was for the internet business, 6.8% was for the international fixed communications business, and the remainder was for other uses.

Cash Flow

Cash flow from operating activities for the second quarter of 2011 decreased by 5.6% year-over-year to NT$16.28 billion, mainly due to higher performance-based bonus payout relating to increased net income for year 2010.

Business and Operational Highlights

Broadband/HiNet

•

As of June 30, FTTx subscribers had reached 2.2 million, accounting for 49.7% of total broadband users. This year, the Company is continuing to execute on its strategy to encourage FTTx migration. On June 22, the Company further reduced its broadband service tariffs, especially for speeds of 20Mbps and 50Mbps to stimulate the momentum of migration and subscription. The initiative has been very well received.

•	HiNet broadband subscribers totaled 3.63 million at the end of June 2011, a year-over-year rise of 2.2%.

Mobile

•	As of June 30, 2011, Chunghwa had 9.86 million mobile subscribers, an increase of 4.4% compared to 9.45 million at the end of June 2010.

•

As of June 30, 2011, the Company had 1.15 million mobile internet subscribers, demonstrating strong growth momentum compared to 809 thousand subscribers as of December 2010. As a result, the Company has set a new year-end mobile internet subscriber target of1.4 million.

•

Mobile VAS revenue for the second quarter of 2011 rose 42% year-over-year to NT$3.77 billion, with mobile Internet revenue increasing 87.2% year-over-year, making it the largest contributor to VAS revenue.

Domestic/International Fixed-line

•	As of the end of June 2011, the Company maintained its leading fixed-line market position, with fixed-line subscribers totaling 12.27 million.

•	As of August 26, 2011, Chunghwa’s Multimedia-on-demand (MOD) subscriber number has reached over 930 thousand and continues to rise, suggesting that the enriched content is meeting customer needs.

Financial Statements

Financial statements and additional operational data can be found on the Company’s website at www.cht.com.tw/ir/filedownload.

NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Statements that are not historical facts, including statements about Chunghwa’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties that could cause actual results to differ materially from the forward-looking statements. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Investors are cautioned that actual events and results could differ materially from those statements as a result of a number of factors including, but not limited to the risks outlined in Chunghwa’s filings with the U.S. Securities and Exchange Commission on Forms F-1, F-3, 6-K and 20-F, in each case as amended. The forward-looking statements in this press release reflect the current belief of Chunghwa as of the date of this press release and Chunghwa undertakes no obligation to update these forward-looking statements for events or circumstances that occur subsequent to such date, except as required under applicable law.

This press release is not an offer of securities for sale in the United States. Securities may not be offered or sold in the United States absent registration or an exemption from registration. Any public offering of securities to be made in the United States will be made by means of a prospectus that may be obtained from the issuer or selling security holder and that will contain detailed information about the company and management, as well as financial statements.

SPECIAL NOTE REGARDING NON-GAAP FINANCIAL MEASURES

A body of generally accepted accounting principles is commonly referred to as “GAAP”. A non-GAAP financial measure is generally defined by the SEC as one that purports to measure historical or future financial performance, financial position or cash flows but excludes or includes amounts that would not be so adjusted in the most comparable U.S. GAAP measure. We disclose in this report certain non-GAAP financial measures, including EBITDA. EBITDA for any period is defined as consolidated net income (loss) excluding (i) depreciation and amortization, (ii) total net comprehensive financing cost (which is comprised of net interest expense, exchange gain or loss, monetary position gain or loss and other financing costs and derivative transactions), (iii) other expenses, net, (iv) income tax, (v) cumulative effect of change in accounting principle, net of tax and (vi) (income) loss from discontinued operations.

In managing our business we rely on EBITDA as a means of assessing our operating performance. We believe that EBITDA can be useful to facilitate comparisons of operating performance between periods and with other companies because it excludes the effect of (i) depreciation and amortization, which represents a non-cash charge to earnings, (ii) certain financing costs, which are significantly affected by external factors, including interest rates, foreign currency exchange rates and inflation rates, which have little or no bearing on our operating performance, (iii) income tax (iv) other expenses or income not related to the operation of the business.

EBITDA is not a measure of financial performance under U.S. GAAP or ROC GAAP. EBITDA should not be considered as an alternate measure of net income or operating income, as determined on a consolidated basis using amounts derived from statements of operations prepared in accordance with U.S. GAAP or ROC GAAP, as an indicator of operating performance or as cash flows from operating activity or as a measure of liquidity. EBITDA has material limitations that impair its value as a measure of a company’s overall profitability since it does not address certain ongoing costs of our business that could significantly affect profitability such as financial expenses and income taxes, depreciation, pension plan reserves or capital expenditures and associated charges. These non-GAAP measures are not in accordance with or an alternative for GAAP financial data, the non-GAAP results should be reviewed together with the GAAP results and are not intended to serve as a substitute for results under GAAP, and may be different from non-GAAP measures used by other companies.

About Chunghwa Telecom

Chunghwa Telecom (TAIEX 2412, NYSE: CHT) is Taiwan’s leading telecom service provider. The Company provides fixed-line, mobile and Internet and data services to residential and business customers in Taiwan.

Contact:	Fu-fu Shen
Phone:	+886 2 2344 5488
Email:	chtir@cht.com.tw

Exhibit 2

INDEPENDENT AUDITORS’ REPORT

To The Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying balance sheets of Chunghwa Telecom Co., Ltd. as of June 30, 2011 and 2010, and the related statements of income, changes in stockholders’ equity and cash flows for the six months ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of Viettel-CHT Co., Ltd. and Senao Networks Inc., an equity method investee of SENAO, as of and for the six months ended June 30, 2011, and Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks Inc., an equity method investee of SENAO, as of and for the six months ended June 30, 2010. The aggregate carrying values of these equity method investees were NT$329,744 thousand and NT$864,047 thousand, respectively, as of June 30, 2011 and 2010 and the equity in earnings were NT$21,237 thousand and NT$100,723 thousand, respectively, for the six months ended June 30, 2011 and 2010, respectively. The financial statements of Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011, and the financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2010, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those rules and standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, the financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of the Company as of June 30, 2011 and 2010, and the results of their operations and cash flows for the six months then ended in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law and Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the Republic of China.

We have also audited the consolidated financial statements of the Company and its subsidiaries as of and for the six months ended June 30, 2011 and 2010, and have expressed a modified unqualified opinion on those consolidated financial statements.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 5, 2011

Notice to Readers

The accompanying financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
ASSETS

CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$75,486,490	17	$87,041,371	20
Financial assets at fair value through profit or loss (Notes 2 and 5)	8,615	—	—	—
Available-for-sale financial assets (Notes 2 and 6)	1,884,513	—	5,599,108	1
Held-to-maturity financial assets (Notes 2 and 7)	2,174,334	1	1,190,089	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,472,880 thousand in 2011 and $2,688,665 thousand in 2010 (Notes 2 and 8)	20,062,171	5	11,191,243	3
Receivables from related parties (Note 23)	830,939	—	305,995	—
Other monetary assets (Note 9)	2,571,859	1	2,653,656	1
Inventories, net (Notes 2 and 10)	1,231,929	—	866,496	—
Deferred income tax assets (Notes 2 and 20)	113,148	—	35,636	—
Other current assets (Note 11)	6,190,665	1	5,915,568	1

Total current assets	110,554,663	25	114,799,162	26

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	11,042,799	2	10,209,904	2
Financial assets carried at cost (Notes 2 and 13)	2,315,474	1	2,294,648	1
Held-to-maturity financial assets (Notes 2 and 7)	11,278,945	3	6,948,228	2
Other monetary assets (Notes 14 and 24)	1,000,000	—	1,000,000	—

Total long-term investments	25,637,218	6	20,452,780	5

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15 and 23)
Cost
Land	101,259,801	23	101,292,062	23
Land improvements	1,551,502	—	1,538,691	—
Buildings	65,853,017	15	65,695,722	15
Computer equipment	14,523,179	3	15,408,439	3
Telecommunications equipment	645,404,022	145	655,365,545	146
Transportation equipment	2,657,185	1	1,972,585	—
Miscellaneous equipment	6,397,336	1	6,985,801	2

Total cost	837,646,042	188	848,258,845	189
Revaluation increment on land	5,762,611	1	5,800,909	1

	843,408,653	189	854,059,754	190
Less: Accumulated depreciation	560,161,398	126	562,610,473	125

	283,247,255	63	291,449,281	65
Construction in progress and advances related to acquisition of equipment	12,549,124	3	10,991,199	2

Property, plant and equipment, net	295,796,379	66	302,440,480	67

INTANGIBLE ASSETS (Note 2)
3G concession	5,614,566	1	6,363,175	1
Others	456,271	—	347,278	—

Total intangible assets	6,070,837	1	6,710,453	1

OTHER ASSETS
Idle assets (Note 2)	878,896	—	878,896	—
Refundable deposits	1,556,985	1	1,389,649	—
Deferred income tax assets (Notes 2 and 20)	403,171	—	342,824	—
Others (Note 23)	4,466,516	1	3,310,929	1

Total other assets	7,305,568	2	5,922,298	1

TOTAL	$445,364,665	100	$450,325,173	100

CHUNGHWA TELECOM CO., LTD.

BALANCE SHEETS

JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	$974	—	$23,656	—
Trade notes and accounts payable	8,050,983	2	5,724,762	1
Payables to related parties (Note 23)	1,864,578	—	1,536,006	—
Income tax payable (Notes 2 and 20)	4,527,973	1	4,672,688	1
Accrued expenses (Note 16)	11,340,929	3	11,169,742	2
Dividends payable (Note 18)	42,854,462	10	39,369,041	9
Other current liabilities (Note 17)	19,260,776	4	15,802,629	4

Total current liabilities	87,900,675	20	78,298,524	17

DEFERRED INCOME	2,577,550	—	2,542,574	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 22)	1,375,031	1	1,240,197	—
Customers’ deposits (Note 23)	5,406,693	1	5,886,625	1
Deferred credit - profit on intercompany transactions (Note 23)	966,585	—	1,485,916	1
Others	269,133	—	396,359	—

Total other liabilities	8,017,442	2	9,009,097	2

Total liabilities	98,590,653	22	89,945,181	20

STOCKHOLDERS’ EQUITY (Notes 2, 6, 15 and 18)
Common stock - $10 par value;
Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	18	96,968,082	21

Additional paid-in capital
Capital surplus	169,496,289	38	169,496,289	38
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,891	—	6,742	—

Total additional paid-in capital	169,536,350	38	169,516,201	38

Retained earnings
Legal reserve	66,122,145	15	61,361,255	14
Special reserve	2,675,894	—	2,675,894	1
Unappropriated earnings	25,131,631	6	24,998,325	5

Total retained earnings	93,929,670	21	89,035,474	20

Other adjustments
Cumulative translation adjustments	(104,093)	—	12,059	—
Unrecognized net loss of pension	(40,617)	—	(44,105)	—
Unrealized gain (loss) on financial instruments	115,408	—	(911,165)	—
Unrealized revaluation increment	5,762,829	1	5,803,446	1

Total other adjustments	5,733,527	1	4,860,235	1

Total stockholders’ equity	346,774,012	78	360,379,992	80

TOTAL	$445,364,665	100	$450,325,173	100

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Amount	%	Amount	%

NET REVENUES (Note 23)	$95,529,120	100	$91,772,655	100

OPERATING COSTS (Note 23)	51,867,203	54	47,499,697	52

GROSS PROFIT	43,661,917	46	44,272,958	48

OPERATING EXPENSES (Note 23)
Marketing	12,722,536	13	11,965,629	13
General and administrative	1,759,467	2	1,679,541	2
Research and development	1,645,455	2	1,541,309	2

Total operating expenses	16,127,458	17	15,186,479	17

INCOME FROM OPERATIONS	27,534,459	29	29,086,479	31

NON-OPERATING INCOME AND GAINS
Equity in earnings of equity method investees, net	1,026,964	1	356,261	1
Gain on disposal of property plant and equipment, net	781,352	1	—	—
Interest income	310,895	—	189,850	—
Gain on disposal of financial instruments, net	38,441	—	—	—
Foreign exchange gain, net	—	—	144,459	—
Others	91,094	—	133,167	—

Total non-operating income and gains	2,248,746	2	823,737	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	95,358	—	—	—
Valuation loss on financial instruments, net	26,637	—	34,787	—
Interest expense	60	—	75,472	—
Loss on disposal of financial instruments, net	—	—	18,211	—
Loss on disposal of property, plant and equipment, net	—	—	13,139	—
Others	8,913	—	14,400	—

Total non-operating expenses and losses	130,968	—	156,009	—

INCOME BEFORE INCOME TAX	29,652,237	31	29,754,207	32

INCOME TAX EXPENSES (Notes 2 and 20)	4,521,061	5	4,762,789	5

NET INCOME	$25,131,176	26	$24,991,418	27

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Income Before Income Tax	Net Income	Income Before Income Tax	Net Income

EARNINGS PER SHARE (Note 21)
Basic earnings per share	$3.79	$3.21	$3.07	$2.58

Diluted earnings per share	$3.78	$3.20	$3.06	$2.57

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

(Concluded)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Except Dividend Per Share Data)

							Other Adjustments
									Unrealized Gain (Loss) on Financial Instruments
	Common Stock			Retained Earnings			Cumulative Translation Adjustments	Unrecognized Net Loss of Pension		Unrealized Revaluation Increment	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2011	7,757,447	$77,574,465	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$364,578,742
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	(40,409)	(40,409)
Appropriation of 2010 earnings
Legal reserve	—	—	—	4,760,890	—	(4,760,890)	—	—	—	—	—
Cash dividends - NT$5.52 per share	—	—	—	—	—	(42,854,462)	—	—	—	—	(42,854,462)
Net income for the six months ended June 30, 2011	—	—	—	—	—	25,131,176	—	—	—	—	25,131,176
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	(75,046)	—	(75,046)
Equity adjustments in investees	—	—	21,248	—	—	—	—	—	—	—	21,248
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(1,208)	—	—	—	(1,208)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(435)	—	—	(435)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	14,406	—	14,406

BALANCE, JUNE 30, 2011	7,757,447	$77,574,465	$169,536,350	$66,122,145	$2,675,894	$25,131,631	$(104,093)	$(40,617)	$115,408	$5,762,829	$346,774,012

BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$375,211,135
Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—
Cash dividends - NT$4.06 per share	—	—	—	—	—	(39,369,041)	—	—	—	—	(39,369,041)
Net income for the six months ended June 30, 2010	—	—	—	—	—	24,991,418	—	—	—	—	24,991,418
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	(45,861)	—	(45,861)
Equity adjustments in investees	—	—	6,438	—	—	—	—	—	—	—	6,438
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	4,433	—	—	—	4,433
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(355)	—	—	(355)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(418,175)	—	(418,175)

BALANCE, JUNE 30, 2010	9,696,808	$96,968,082	$169,516,201	$61,361,255	$2,675,894	$24,998,325	$12,059	$(44,105)	$(911,165)	$5,803,446	$360,379,992

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$25,131,176	$24,991,418
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	77,156	188,941
Depreciation and amortization	15,875,963	17,081,292
Valuation loss on financial instruments, net	26,637	34,787
Amortization of premium of financial assets	28,100	18,075
Loss (gain) on disposal of financial instruments, net	(38,441)	18,211
Loss (gain) on disposal of property, plant and equipment, net	(781,352)	13,139
Equity in earnings of equity method investees, net	(1,026,964)	(356,261)
Dividends received from equity investees	534,662	281,516
Deferred income taxes	(64,431)	80,663
Changes in operating assets and liabilities:
Financial instruments held for trading	41,460	19,943
Trade notes and accounts receivable	(7,185,263)	(307,209)
Receivables from related parties	(364,517)	77,223
Other current monetary assets	(483,026)	(889,357)
Inventories	(111,906)	320,026
Other current assets	(2,244,716)	(2,568,245)
Trade notes and accounts payable	(1,160,166)	(2,052,643)
Payables to related parties	(467,353)	(300,670)
Income tax payable	116,432	514,702
Accrued expenses	(5,921,226)	(5,330,318)
Other current liabilities	1,922,579	645,279
Deferred income	(11,360)	58,810
Accrued pension liabilities	92,009	32,240

Net cash provided by operating activities	23,985,453	32,571,562

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of available-for-sale financial assets	(3,105,675)	(1,765,364)
Proceeds from disposal of available-for-sale financial assets	2,263,889	12,389,853
Acquisition of held-to-maturity financial assets	(3,697,604)	(3,714,635)
Proceeds from disposal of held-to-maturity financial assets	587,923	587,500
Acquisition of financial assets carried at cost	(10,120)	(68,600)
Acquisition of investments accounted for using equity method	(356,063)	—
Return of capital on investments accounted for by the equity method	815,827	—
Acquisition of property, plant and equipment	(9,769,858)	(9,247,910)
Proceeds from disposal of property, plant and equipment	647,987	13,609
Increase in intangible assets	(132,540)	(47,561)
Increase in other assets	(686,096)	(2,514,433)

Net cash used in investing activities	(13,442,330)	(4,367,541)

(Continued)

CHUNGHWA TELECOM CO., LTD.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM FINANCING ACTIVITIES
Decrease in customers’ deposits	$(365,866)	$(30,466)
Increase in other liabilities	2,325	171,245
Capital reduction	(19,393,617)	(9,696,808)

Net cash used in financing activities	(19,757,158)	(9,556,029)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,214,035)	18,647,992

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	84,700,525	68,393,379

CASH AND CASH EQUIVALENTS, END OF PERIOD	$75,486,490	$87,041,371

SUPPLEMENTAL INFORMATION
Interest paid	$60	$14

Income tax paid	$4,469,060	$4,167,424

NON-CASH FINANCING ACTIVITIES
Dividends payable	$42,854,462	$39,369,041

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$10,899,799	$8,409,882
Payables to suppliers	(1,129,941)	838,028

	$9,769,858	$9,247,910

The accompanying notes are an integral part of the financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

(Concluded)

CHUNGHWA TELECOM CO., LTD.

NOTES TO FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amounts in Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (GSM) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

As of June 30, 2011 and 2010, the Company had 24,505 and 24,277 employees, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the Securities and Exchange Act, the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, requirements of the Business Accounting Law, Guidelines Governing Business Accounting relevant to financial accounting standards, and accounting principles generally accepted in the ROC (“ROC GAAP”). The significant accounting policies are summarized as follows:

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at year-end; stockholders’ equity - historical rates, income and expenses - average rates during the year.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc. Actual results may differ from these estimates.

Classification of Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. A regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: Swap contracts are estimated by valuation techniques.

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent to the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost. The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets. An impairment loss is recognized when there is objective evidence that the asset is impaired. A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011. The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34. Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted average method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein the Company exercises significant influence over these equity investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to the Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance is recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 10 to 60 years; computer equipment - 2 to 10 years; telecommunications equipment - 6 to 15 years; transportation equipment - 5 to 10 years; and miscellaneous equipment - 3 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly include 3G Concession, computer software and patents.

The 3G Concession is valid through December 31, 2018. The 3G Concession is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2-20 years.

Expenditure on research shall be expensed as incurred. Development Costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the Company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from, research and development are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred. The cost includes incentives to third party dealers for inducing business which are payable when the end user enters into an airtime contract.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLE

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There is no effect on the net income and after-tax basic earnings per share for the six months ended June 30, 2011.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2011	2010

Cash
Cash on hand	$69,632	$84,234
Bank deposits	2,832,687	3,787,544
Negotiable certificate of deposit, annual yield rate - ranging from 0.63%-0.84% and 0.37%-0.45% for 2011 and 2010, respectively	65,750,000	69,600,000

	68,652,319	73,471,778

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.56%-0.57% and 0.25%-0.28% for 2011 and 2010, respectively	5,495,439	9,987,330
Treasury bills, annual yield rate - ranging from 0.56% and 0.25%-0.28% for 2011 and 2010, respectively	1,338,732	3,582,263

	6,834,171	13,569,593

	$75,486,490	$87,041,371

As of June 30, 2011 and 2010, foreign deposits in bank were as follows:

	June 30
	2011	2010

United States of America - New York (US$668 thousand and US$1,188 thousand for 2011 and 2010, respectively)	$19,199	$38,374

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2011	2010

Derivatives - financial assets
Currency swap contracts	$8,615	$—

Derivatives - financial liabilities
Currency swap contracts	$974	$23,656

Chunghwa entered into currency swap contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, these derivatives do not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts as of June 30, 2011 and 2010 were as follows:

	Currency	Maturity Period	Contract Amount (In Thousands)

June 30, 2011

Currency swap contracts	US$/NT$	2011.07, 09	US$52,000/NT$1,505,348
	US$/NT$	2011.08	US$10,000/NT$286,899

(Continued)

	Currency	Maturity Period	Contract Amount (In Thousands)

June 30, 2010

Currency swap contracts	US$/NT$	2010.07	US$45,000/NT$1,426,395

(Concluded)

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2011 and 2010 were $14,823 thousand (including realized settlement gain of $41,460 thousand and valuation loss of $26,637 thousand) and $(10,390) thousand (including realized settlement gain of $19,943 thousand and valuation loss of $30,333 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2011	2010

Open-end mutual funds	$1,884,513	$5,525,810
Domestic listed stocks	—	73,298

	$1,884,513	$5,599,108

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$(20,542)	$(466,803)
Recognized in stockholders’ equity	12,228	(456,329)
Transferred to profit or loss	2,178	38,154

Balance, end of period	$(6,136)	$(884,978)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2011	2010

Corporate bonds, nominal interest rate ranging from 1.20%-2.95% and 0.77%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.95% and 0.50%-2.95% for 2011 and 2010, respectively	$12,346,982	$7,639,850
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.87%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 1.14%-2.90% for 2011 and 2010, respectively	1,106,297	498,467

	13,453,279	8,138,317
Less: Current portion	2,174,334	1,190,089

	$11,278,945	$6,948,228

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$2,528,044	$2,774,868
Provision for doubtful accounts	71,275	181,291
Accounts receivable written off	(126,439)	(267,494)

Balance, end of period	$2,472,880	$2,688,665

9.	OTHER CURRENT MONETARY ASSETS

	June 30
	2011	2010

Dividend receivable	$491,495	$260,996
Accrued custodial receipts from other carriers	8,575	498,910
Other	2,071,789	1,893,750

	$2,571,859	$2,653,656

10.	INVENTORIES, NET

	June 30
	2011	2010

Merchandise	$386,966	$501,738
Work in process	844,963	364,758

	$1,231,929	$866,496

The operating costs related to inventories were $5,418,571 thousand (including the valuation loss on inventories of $232,613 thousand) and $4,130,733 thousand (including the valuation loss on inventories of $56,294 thousand) for the six months ended June 30, 2011 and 2010, respectively.

11.	OTHER CURRENT ASSETS

	June 30
	2011	2010

Spare parts	$2,556,054	$2,264,197
Prepaid expenses	2,537,791	2,499,809
Prepaid rents	796,355	909,320
Miscellaneous	300,465	242,242

	$6,190,665	$5,915,568

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership
Listed
Senao International Co., Ltd. (“SENAO”)	$1,330,533	28	$1,263,026	28

Non-listed
Light Era Development Co., Ltd. (“LED”)	3,522,010	100	2,891,613	100
Chunghwa Investment Co., Ltd. (“CHI”)	1,914,178	89	1,653,215	89
Chunghwa System Integration Co., Ltd. (“CHSI”)	694,042	100	707,252	100
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	615,496	100	1,426,836	100
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	548,719	40	508,841	40
CHIEF Telecom Inc. (“CHIEF”)	523,632	69	486,227	69
Donghwa Telecom Co., Ltd. (“DHT”)	502,560	100	239,338	100
International Integrated System, Inc. (IISI)	251,264	33	251,982	49
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	245,265	30	273,140	30
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	179,849	100	176,704	100
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	164,699	100	—	100
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	112,079	40	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	97,455	30	87,234	30
Spring House Entertainment Tech. Inc. (“SHE”)	91,142	56	64,866	56
Chunghwa Telecom Global, Inc. (“CHTG”)	72,129	100	75,974	100
KingWaytek Technology Co., Ltd. (“KWT”)	66,243	33	64,834	33
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	41,161	100	—	—
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	31,532	30	26,155	30
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	18,411	100	12,667	100
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	—	100	—	100

	9,691,866		8,946,878

Long term prepaid investment
Chunghwa Sochamp Technology Inc. (“CHST”)	20,400	—	—	—

	$11,042,799		$10,209,904

Chunghwa Telcom Singapore Pte., Ltd. reduced its capital by $815,827 thousand in March 2011. The reduction amount was received by Chunghwa on March 17, 2011.

Chunghwa increased its investment in Donghwa Telecom Co., Ltd. (“DHT”) for $320,740 thousand in August 2010. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and following the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and going forward the investment is accounted for as an equity method investment.

Chunghwa increased its investment in Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”) by $177,176 thousand in March 2011. Prime Asia is operating as an investment company.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011. by investing $43,847 thousand cash. CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

Chunghwa has established New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”) in March 2006, but not on operation stage yet. The holding company is operating as investment company and Chunghwa has 100% ownership right in an amount of US$1 in the holding company.

Chunghwa has prepaid $20,400 thousand cash to invest in Chunghwa Sochamp Technology Inc. (“CHST”) in June 2011. The ownership of CHST is 51%. CHST has completed the registration procedure on July 1, 2011. CHST mainly engages in license plate recognition system.

Market value of the listed investment accounted for using equity method calculated at its closing prices as of June 30, 2011 and 2010 was $9,258,737 thousand and $3,703,495 thousand, respectively.

The details of equity in earnings and losses of equity method investees were as follows:

	Six Months Ended June 30
	2011	2010

Light Era Development Co., Ltd. (“LED”)	$550,536	$(35,064)
Senao International Co., Ltd. (“SENAO”)	185,867	175,160
Others	290,561	216,165

	$1,026,964	$356,261

The equity in earnings and losses for the six months ended June 30, 2011 and 2010 were based on the audited financial statements.

All accounts of Chunghwa’s subsidiaries were included in Chunghwa’s consolidated financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	75,000	8	75,000	8
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	6	38,035	13
RPTI Intergroup International Ltd.(“RPTI”)	34,500	10	34,500	10
Innovation Works Limited (“IW”)	31,391	2	10,565	2
CQi Energy Infocom Inc. (“CQi”)	20,000	18	20,000	18
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9

	$2,315,474		$2,294,648

Chunghwa invested in IWDF for $38,035 thousand in June 2010. IWDF invests mainly in start-up companies of E-commerce, mobile internet and cloud computing, etc.

Chunghwa invested in IW for $10,565 thousand, $10,706 thousand and $10,120 thousand in June 2010, July 2010 and January 2011, respectively. IW invests mainly in start-up companies and mentors such companies in the E-commerce, mobile internet and cloud computing fields, etc.

Chunghwa invested in CQi for $20,000 thousand in June 2010. CQi engages mainly in intelligent energy network management services.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2011	2010

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This fund were used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2011	2010
Cost
Land	$101,259,801	$101,292,062
Land improvements	1,551,502	1,538,691
Buildings	65,853,017	65,695,722
Computer equipment	14,523,179	15,408,439
Telecommunications equipment	645,404,022	655,365,545
Transportation equipment	2,657,185	1,972,585
Miscellaneous equipment	6,397,336	6,985,801

Total cost	837,646,042	848,258,845
Revaluation increment on land	5,762,611	5,800,909

	843,408,653	854,059,754

Accumulated depreciation
Land improvements	1,023,327	978,932
Buildings	18,989,364	17,860,557
Computer equipment	10,936,268	11,939,517
Telecommunications equipment	522,449,777	524,159,918
Transportation equipment	1,497,528	1,739,103
Miscellaneous equipment	5,265,134	5,932,446

	560,161,398	562,610,473

Construction in progress and advances related to acquisition of equipment	12,549,124	10,991,199

Property, plant and equipment, net	$295,796,379	$302,440,480

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholder’s equity - other adjustments. As of June 30, 2011, the unrealized revaluation increment was decreased to $5,762,829 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2011 and 2010 was $15,242,326 thousand and $16,500,893 thousand, respectively. No interest expense was capitalized for the six months ended June 30, 2011 and 2010.

16.	ACCRUED EXPENSES

	June 30
	2011	2010

Accrued salary and compensation	$4,021,788	$4,109,125
Accrued employees’ bonuses and remuneration to directors and supervisors	3,242,904	2,822,183
Accrued franchise fees	1,198,012	1,139,941
Accrued maintance fees	788,968	543,722
Other accrued expenses	2,089,257	2,554,771

	$11,340,929	$11,169,742

17.	OTHER CURRENT LIABILITIES

	June 30
	2011	2010

Advances receipts	$9,998,973	$6,638,287
Payables to equipment suppliers	1,818,164	1,520,387
Payables to contractors	1,776,213	1,472,126
Amounts collected in trust for others	1,310,918	2,294,417
Refundable customers’ deposits	1,178,068	1,067,024
Miscellaneous	3,178,440	2,810,388

	$19,260,776	$15,802,629

18.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000,000 which is divided into 12,000,000,000 common shares (at $10 par value per share), among which 7,757,447 shares are issued and outstanding as of June 30, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2011, the outstanding ADSs were 527,503 thousand common shares, which equaled approximately 52,750 thousand units and represented 6.80 % of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, recover any past losses and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than NT$0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the six months ended June 30, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors is based on management estimates including past experience and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the shareholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation of Earnings		Dividend Per Share
	2010	2009	2010	2009

Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s 2010 earnings, employees bonuses and remuneration to directors and supervisors resolved by the board of directors and approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively registered with FSC. The board of directors of Chunghwa were authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer date of capital reduction was January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

19.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2011
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$5,931,656	$4,235,200	$10,166,856
Insurance	518,207	371,215	889,422
Pension	853,227	580,198	1,433,425
Other compensation	4,745,163	3,299,851	8,045,014

	$12,048,253	$8,486,464	$20,534,717

Depreciation expense	$14,428,537	$813,789	$15,242,326

Amortization expense	$569,871	$63,766	$633,637

	Six Months Ended June 30, 2010
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$6,056,874	$4,198,957	$10,255,831
Insurance	495,741	344,126	839,867
Pension	836,712	557,955	1,394,667
Other compensation	4,647,825	3,213,702	7,861,527

	$12,037,152	$8,314,740	$20,351,892

Depreciation expense	$15,663,186	$837,707	$16,500,893

Amortization expense	$503,300	$77,099	$580,399

20.	INCOME TAX

a.	A reconciliation between income tax expense computed by applying the statutory income tax rate to income before income tax and income tax payable is as follows:

	Six Months Ended June 30
	2011	2010

Income tax expense computed at statutory income tax rate	$5,040,880	$5,058,215
Add (deduct) tax effects of:
Permanent differences	(302,126)	(66,648)
Temporary differences	23,867	(18,836)
10% undistributed earnings tax	45	1,286
Investment tax credits	(208,152)	(289,949)

Income tax payable	$4,554,514	$4,684,068

b.	Income tax expense consists of the following:

	Six Months Ended June 30
	2011	2010

Income tax payable	$4,554,514	$4,684,068
Income tax - separated	10,506	3,688
Income tax - deferred	(64,431)	80,663
Adjustments of prior years’ income tax	20,472	(5,630)

	$4,521,061	$4,762,789

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduces the income tax rate of profit-seeking enterprises from 20% to 17%, effective January 1, 2010. After the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, Chunghwa recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

c.	Net deferred income tax assets (liabilities) consists of the following:

	June 30
	2011	2010

Current
Provision for doubtful accounts	$194,344	$290,142
Unrealized accrued expense	50,312	56,167
Unrealized foreign exchange loss (gain)	14,424	(36,839)
Valuation gain on financial instruments, net	(1,299)	(1,890)
Other	49,711	18,198

	307,492	325,778
Valuation allowance	(194,344)	(290,142)

Net deferred income tax assets - current	$113,148	$35,636

Noncurrent
Accrued pension cost	$314,144	$291,222
Impairment loss	61,355	51,602
Abandonment of equipment not approved by National Tax Administration	27,672	—

Net deferred income tax assets - noncurrent	$403,171	$342,824

d.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2011	2010

Balance of Imputation Credit Account (ICA)	$8,934,216	$11,589,546

The actual creditable ratios distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.76% and 26.49%, respectively.

e.	Undistributed earnings information

As of June 30, 2011 and 2010, there is no earnings generated prior to June 30, 1998 in Chunghwa’s undistributed earnings.

Income tax returns through the year ended December 31, 2006 have been examined by the ROC tax authorities.

21.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares Outstanding (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income

Six months ended June 30, 2011

Basic EPS
Income attributable to stockholders	$29,652,237	$25,131,176	7,821,735	$3.79	$3.21

Effect of dilutive potential common stock
SENAO’s stock options	(3,729)	(3,729)	—
Employee bonus	—	—	27,430

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$29,648,508	$25,127,447	7,849,165	$3.78	$3.20

Six months ended June 30, 2010

Basic EPS
Income attributable to stockholders	$29,754,207	$24,991,418	9,696,808	$3.07	$2.58

Effect of dilutive potential common stock
SENAO’s stock options	(3,866)	(3,866)	—
Employee bonus	—	—	35,947

Diluted EPS
Income attributable to stockholders (including effect of dilutive potential common stock)	$29,750,341	$24,987,552	9,732,755	$3.06	$2.57

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2011 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2011 and 2010 was due to the effect of potential common stock related to stock options granted by SENAO.

22.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa would, on behalf of the MOTC to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is effective beginning July 1, 2005 and this pension mechanism is considered as a defined contribution plan. Based on the LPA, Chunghwa makes monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

Chunghwa’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa contributes an amount at 15% or less of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

The balance of Chunghwa’s plan assets subject to defined benefit plan were $14,187,100 thousand and $11,746,275 thousand as of June 30, 2011 and 2010, respectively.

Pension costs of Chunghwa were $1,473,781 thousand ($1,401,794 thousand subject to defined benefit plan and $71,987 thousand subject to defined contribution plan) and $1,431,803 thousand ($1,372,432 thousand subject to defined benefit plan and $59,371 thousand subject to defined contribution plan) for the six months ended June 30, 2011 and 2010, respectively.

23.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Senao International Co., Ltd. (“SENAO”)	Subsidiary
Light Era Development Co., Ltd. (“LED”)	Subsidiary
Chunghwa Telecom Singapore Pte., Ltd. (“CHTS”)	Subsidiary
CHIEF Telecom, Inc. (“CHIEF”)	Subsidiary
Chunghwa Telecom Japan Co., Ltd. (“CHTJ”)	Subsidiary
Chunghwa International Yellow Pages Co., Ltd. (“CIYP”)	Subsidiary
Chunghwa System Integration Co., Ltd. (“CHSI”)	Subsidiary

(Continued)

Company	Relationship

Spring House Entertainment Tech. Inc. (“SHE”)	Subsidiary
Chunghwa Telecom Global, Inc. (“CHTG”)	Subsidiary
Donghwa Telecom Co., Ltd. (“DHT”)	Subsidiary
New Prospect Investments Holdings Ltd. (B.V.I.) (“New Prospect”)	Subsidiary
Prime Asia Investments Group Ltd. (B.V.I.) (“Prime Asia”)	Subsidiary
Chunghwa Investment Co., Ltd. (“CHI”)	Subsidiary
Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”)	Subsidiary
Chunghwa Investment Holding Co., Ltd. (“CIHC”)	Subsidiary of CHI
Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”)	Subsidiary of CHI
Unigate Telecom Inc. (“Unigate”)	Subsidiary of CHIEF
CHIEF Telecom (Hong Kong) Limited (“CHK”)	Subsidiary of CHIEF, which completed its liquidation procedure in September 2010
Chief International Corp. (“CIC”)	Subsidiary of CHIEF
Concord Technology Co., Ltd. (“Concord”)	Subsidiary of CHSI
Glory Network System Service (Shanghai) Co., Ltd. (“Glory”)	Subsidiary of Concord
Senao International (Samoa) Holding Ltd. (SIS)	Subsidiary of SENAO
Senao International HK Limited (SIHK)	Subsidiary of SIS
CHI One Investment Co., Ltd. (“COI”)	Subsidiary of CHI
Yao Yong Real Property Co., Ltd. (“YYRP”)	Subsidiary of LED
Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”)	Subsidiary of CHPT
Chunghwa Hsingta Company Ltd. (“CHC”)	Subsidiary of Prime Asia
Chunghwa Telecom (China) Co., Ltd. (“CTC”)	Subsidiary of CHC
Senao Trading (Fujian) Co., Ltd. (“STF”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SITS”)	Subsidiary of SENAO
Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”)	Subsidiary of SENAO
Senao International Trading (Shanghai) Co., Ltd. (“SEITS”)	Subsidiary of SENAO
Ceylon Innovation Co., Ltd. (“CEI”)	Subsidiary of SHE
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
So-net Entertainment Taiwan Co., Ltd. (“So-net”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
KingWaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2011		2010
	Amount	%	Amount	%
1) Receivables

Trade notes, accounts receivable and other receivables
SENAO	$655,936	79	$228,078	75
DHT	49,426	6	8,237	3
CIYP	29,818	4	10,244	3
CHIEF	29,083	3	23,075	7
CHTG	23,540	3	17,296	6
CHSI	15,029	2	2,706	1
Others	28,107	3	16,359	5

	$830,939	100	$305,995	100

2) Payables

Trade notes payable, accounts payable, and accrued expenses
SENAO	$804,475	43	$633,902	41
CHSI	238,009	13	162,390	11
TISE	204,210	11	321,543	21
IISI	57,985	3	7,929	1
CHTG	56,835	3	45,319	3
DHT	49,834	3	36,901	2
CHIEF	46,332	2	40,324	3
LED	20,504	1	494	—
SKYSOFT	14,312	1	3,668	—
CIYP	11,985	1	3,804	—
Others	11,936	—	29,383	2

	1,516,417	81	1,285,657	84

Payables to constructors
CHSI	14,491	1	2,157	—
Others	—	—	1,560	—

	14,491	1	3,717	—

Amounts collected in trust for others
SENAO	273,566	15	234,915	15
SHE	18,508	1	—	—
So-net	15,411	1	—	—
SKYSOFT	14,078	1	—	—
Others	12,107	—	11,717	1

	333,670	18	246,632	16

	$1,864,578	100	$1,536,006	100

3) Customer’s deposits

CHSI	$21,047	1	$51,078	1
CHTG	14,106	—	15,408	—
Others	3,579	—	5,452	—

	$38,732	1	$71,938	1

	Six Months Ended June 30
	2011		2010
	Amount	%	Amount	%

4) Revenues

SENAO	$719,522	1	$956,329	1
CHIEF	140,514	—	124,162	—
So-net	120,639	—	155,523	—
LED	100,054	—	10,427	—
DHT	50,026	—	—	—
CHTG	45,096	—	28,448	—
SKYSOFT	21,944	—	18,777	—
CHTJ	18,951	—	—	—
CHTS	18,250	—	7,511	—
Others	22,921	—	27,537	—

	$1,257,917	1	$1,328,714	1

5) Operating costs and expenses

SENAO	$3,165,536	5	$2,376,748	4
TISE	242,226	1	461,035	1
CHSI	188,882	—	293,915	1
CHIEF	149,265	—	145,567	—
CHTG	97,498	—	62,793	—
IISI	76,494	—	27,196	—
CHTJ	28,050	—	7,788	—
DHT	27,065	—	14,886	—
SKYSOFT	23,972	—	6,976	—
KWT	17,580	—	219	—
CHTS	16,879	—	11,726	—
CIYP	13,961	—	15,309	—
SHE	12,894	—	26,102	—
Others	4,749	—	830	—

	$4,065,051	6	$3,451,090	6

6) Acquisition of property, plant and equipment

CHSI	$346,299	3	$174,478	2
TISE	217,448	3	19,879	—
CHTJ	37,591	—	5,994	—
IISI	36,619	—	—	—
CHTG	17,538	—	16,470	—
DHT	—	—	25,465	—
Others	694	—	63	—

	$656,189	6	$242,349	2

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). ST-2 satellite has launched in May 2011 and will begin its official operation in August 2011. The Company has prepaid $3,155,764 thousand which has classified as other assets - others as of June 30, 2011.

Chunghwa has leased property to LED since April 2010. The lease term is 15 years and the rent is charged monthly. Based on the agreement of both parties, the lease contract was terminated on April 1, 2011.

Chunghwa sold the land with a carrying value of $936,016 thousand to LED at the price of $2,421,932 thousand in 2008. However, since the gain on disposal of land amounting to $1,485,916 thousand is unrealized, the gain was recognized as deferred credit - profit on intercompany transactions. Gain on disposal of land $473,422 thousand was recognized for the six months ended June 30, 2011.

Chunghwa sold the land with a carrying value of $378,927 thousand to LED at price of $207,030 thousand in 2008 and resulted in a disposal loss amounting to $171,897 thousand. The disposal loss on land is unrealized and the unrealized loss is included in other assets - others. The unrealized loss is not recognized in earnings until it is sold to the third party and realized in the future.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

24.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2011, in addition to those disclosed in other notes, Chunghwa’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $96,258 thousand.

b.	Acquisition of telecommunications equipment of $21,045,886 thousand.

c.	Contracts to print billing, envelopes and telephone directories of $30,116 thousand.

d.	Chunghwa also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years. Future lease payments were as follows:

Year	Amount

2011 (from July 1, 2011 to December 31, 2011)	$1,089,657
2012	1,566,827
2013	1,080,217
2014	867,905
2015 and thereafter	1,002,221

e.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. Chunghwa does not know when its contribution to the Piping Fund will be returned; therefore, Chunghwa did not discount the face amount of its contribution on the Piping Fund.

f.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can not request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 4% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period. On June 9, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court.

25.	FAIR VALUES OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair value of financial instruments were as follows:

	June 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$75,486,490	$75,486,490	$87,041,371	$87,041,371
Financial assets at fair value through profit or loss	8,615	8,615	—	—
Available-for-sale financial assets	1,884,513	1,884,513	5,599,108	5,599,108
Held-to-maturity financial assets - current	2,174,334	2,174,334	1,190,089	1,190,089
Trade notes and accounts receivable, net	20,062,171	20,062,171	11,191,243	11,191,243
Receivables from related parties	830,939	830,939	305,995	305,995
Other current monetary assets	2,571,859	2,571,859	2,653,656	2,653,656
Financial assets carried at cost	2,315,474	—	2,294,648	—
Held-to-maturity financial assets - noncurrent	11,278,945	11,278,945	6,948,228	6,948,228
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,556,985	1,556,985	1,389,649	1,389,649
Liabilities
Financial liabilities at fair value through profit or loss	974	974	23,656	23,656
Trade notes and accounts payable	8,050,983	8,050,983	5,724,762	5,724,762
Payables to related parties	1,864,578	1,864,578	1,536,006	1,536,006
Accrued expenses	11,340,929	11,340,929	11,169,742	11,169,742
Dividends Payable	42,854,462	42,854,462	39,369,041	39,369,041
Payables to equipment suppliers (included in “other current liabilities”)	1,818,164	1,818,164	1,520,387	1,520,387
Payables to constructors (included in “other current liabilities”)	1,776,213	1,776,213	1,472,126	1,472,126
Amounts collected in trust for others (included in “other current liabilities”)	1,310,918	1,310,918	2,294,417	2,294,417
Refundable customers’ deposits (included in “other current liabilities”)	1,178,068	1,178,068	1,067,024	1,067,024
Customers’ deposits	5,406,693	5,406,693	5,886,625	5,886,625

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2 and 3 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market prices of the available-for-sale financial assets are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

c.	Fair values of financial assets and liabilities using quoted market prices or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2011	2010	2011	2010

Assets
Financial assets at fair value through profit or loss	$—	$—	$8,615	$—
Available-for-sale financial assets	1,884,513	5,599,108	—	—
Liabilities
Financial liabilities at fair value through profit or loss	—	—	974	23,656

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in Chunghwa’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts exposed to rate risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks and open-end mutual funds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, Chunghwa would assess the risk before investing; therefore, no material market risk is anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by Chunghwa if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect Chunghwa’s exposure to default by those parties to be material. The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)	Liquidation risk

Chunghwa has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of Chunghwa categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk is anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

Chunghwa engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

According to the regulations of Securities and Futures Bureau, Chunghwa should disclose the derivative transactions of Chunghwa’s investees, SENAO and CHI, which was as follows:

a.	Holding period and contract amounts

SENAO and CHI entered into forward exchange contracts and index future contracts to reduce the exposure to foreign currency risk and price risk. The financial risk management objective of SENAO and CHI are to minimize risks due to market risk.

The outstanding forward exchange contracts of SENAO as of June 30, 2011 and 2010 were as follows:

	Currency		Maturity Period	Contract Amount (In Thousands)

June 30, 2011

Buy	NT$	/US$	2011.07	NT$	236,986/US$8,200

June 30, 2010

Buy	NT$	/US$	2010.07	NT$	76,956/US$2,400

There was no outstanding index future contracts of June 30, 2011. Outstanding index future contracts of CHI on June 30, 2010 was as follows:

	Maturity Period	Units	Contract Amount (In Thousands)
June 30, 2010

TAIEX futures	2010.07	12	NT$	17,198

Net gain of SANEO arising from derivative financial products for the six months ended June 30, 2011 and 2010 were $3,789 thousand and $5,068 thousand, respectively.

Net gain (loss) of CHI arising from derivative financial products for the six months ended June 30, 2011 and 2010 were $(2,795) thousand and $222 thousand, respectively.

b.	Market risk

The foreign exchange rate fluctuations would result in SENAO’s foreign-currency-dominated assets and liabilities and open forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in CHI’s index future contracts exposed to price risk.

c.	Credit risk

Credit risk represents the potential loss that would be incurred by SENAO and CHI if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties to the aforementioned financial instruments are reputable financial institutions. Management does not expect SENAO’s and CHI’s exposure to default by those parties to be material. The largest amount of exposure to default by those parties of the financial instruments of SENAO and CHI is the same as carrying value.

d.	Liquidation risk

SENAO and CHI have sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

26.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 25.

k.	Investment in Mainland China: Please see Table 8.

27.	SEGMENT FINANCIAL INFORMATION

Segment information: Please see Table 9.

28.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	June 30
	2011			2010
	Foreign Currencies	Exchange Rate	New Taiwan Dollars	Foreign Currencies	Exchange Rate	New Taiwan Dollars

Financial assets

Monetary items
Cash
USD	$3,356	28.73	$96,402	$19,140	32.28	$617,791
EUR	1,749	41.63	72,792	1,071	39.32	42,109
GBP	5	46.19	217	2	48.4	98
Available-for-sale financial assets
USD	65,605	28.73	1,884,513	47,023	32.28	1,517,817
EUR	—	41.63	—	34,578	39.32	1,359,623
Accounts receivable
USD	160,186	28.73	4,601,330	127,512	32.28	4,115,827
EUR	145	41.63	6,042	148	39.32	5,817
Investments accounted for using equity method
USD	2,511	28.73	72,129	2,354	32.28	75,974
HKD	136,195	3.69	502,560	57,951	4.13	239,338
SGD	26,326	23.38	615,496	62,063	22.99	1,426,836
JPY	51,571	0.357	18,411	34,895	0.363	12,667
VND	212,167,407	0.00135	286,426	167,570,552	0.00163	273,140
RMB	36,883	4.4655	164,699	—	4.7780	—

Financial liabilities

Monetary items
Payables
USD	113,839	28.73	3,270,022	107,610	32.28	3,473,445
EUR	27,179	41.63	1,131,462	27,952	39.32	1,099,081
JPY	—	0.357	—	8,882	0.363	3,224
SGD	30	23.38	706	26	22.99	598
HKD	960	3.69	3,544	501	4.13	2,071

TABLE 1

CHUNGHWA TELECOM CO., LTD.

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

No.	Endorsement/Guarantee Provider	Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Amount of Endorsement/ Guarantee Collateralized by Properties	Ratio of Accumulated Endorsement/ Guarantee to Net Equity Per Latest Financial Statements	Maximum Endorsement/ Guarantee Amount Allowable
		Name	Nature of Relationship (Note 2)

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,467,740 (Note 3)	$1,056,514	$1,056,514 (Note 4)	$—	0.3%	$13,870,960 (Note 6)
25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,808,224 (Note 7)	2,750,000	2,750,000 (Note 5)	2,750,000 (Note 5)	0.8%	3,808,224 (Note 7)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:
	a.	“0” for the Company.
	b.	Subsidiaries are numbered from “1”.
Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:
	a.	Trading partner.
	b.	Majority owned subsidiary.
	c.	The Company and subsidiary owns over 50% ownership of the investee company.
	d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
	e.	Guaranteed by the Company according to the construction contract.
	f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.
Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.
Note 4:	The actual amount used by guaranteed party is $1,056,514 thousand.
Note 5:	The actual amount used by guaranteed party is $2,450,000 thousand.
Note 6:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.
Note 7:	The maximum amount of endorsement or guarantee is up to 200% of the total asset of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES HELD

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,330,533	28	$9,258,737	Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,522,010	100	3,522,242	Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,914,178	89	1,971,085	Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	694,042	100	634,598	Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	615,496	100	615,496	Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	548,719	40	744,930	Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	523,632	69	468,761	Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590	502,560	100	502,560	Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	251,264	33	220,564	Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	245,265	30	245,265	Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	179,849	100	179,874	Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	164,699	100	164,699	Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	112,079	40	112,079	Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	97,455	30	58,088	Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	91,142	56	75,408	Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	72,129	100	88,468	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	66,243		33	23,582		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	41,161		100	41,161		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	31,532		30	14,107		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	18,411		100	18,411		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$1 dollar	)	100	— (US$1 dollar	)	Note 3
		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	20,400		—	20,400		Note 9
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	1,789,530		12	1,415,843		Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000		17	207,170		Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018		8	79,762		Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000		8	82,155		Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035		6	22,784		Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500		10	33,398		Note 2
		Innovation Works Limited	—	Financial assets carried at cost	1,000	31,391		2	23,724		Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000		18	(2,866)		Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—		7	919		Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	$163,912	—	$161,826	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418	307,114	—	314.315	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,246	—	307,451	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	527,092	Note 4
		Janus US Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	228,568	Note 4
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	345,261	Note 4

		Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	309,749	—	309,749	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	408,122	—	408,122	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	306,092	—	306,092	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,200	—	200,200	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,080	—	150,080	Note 7
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,249	—	200,249	Note 7
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	201,499	—	201,499	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,594	—	200,594	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,594	—	200,594	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	102,439	—	102,439	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,116	—	102,116	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	100,014	—	100,014	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,003	—	102,003	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	154,281	—	154,281	Note 7
		Taiwan Power Co. 5rd Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,995	—	149,995	Note 7
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,006	—	51,006	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Taiwan Power Co. 5th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	$300,979	—	$300,979	Note 7
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	206,192	—	206,192	Note 7
		Taiwan Power Co. 6th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,434	—	270,434	Note 7
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	154,067	—	154,067	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,246	—	404,246	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,630	—	202,630	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	102,107	—	102,107	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,942	—	99,942	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,603	—	101,603	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	408,320	—	408,320	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,962	—	49,962	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	205,036	—	205,036	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,732	—	200,732	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,807	—	251,807	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,226	—	201,226	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,558	—	40,558	Note 7
		Taiwan Power Co. 2th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,390	—	100,390	Note 7
		Taiwan Power Co. 2th Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,909	—	348,909	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	99,933	—	99,933	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	304,636	—	304,636	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	203,306	—	203,306	Note 7
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,623	—	200,623	Note 7
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,353	—	50,353	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$302,990	—	$302,990	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,684	—	199,684	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	305,133	—	305,133	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	199,816	—	199,816	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,690	—	200,690	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	305,139	—	305,139	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,487	—	202,487	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,981	—	176,981	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,996	—	100,996	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,178	—	201,178	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,989	—	302,989	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,505	—	100,505	Note 7
		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,662	—	201,662	Note 7
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,738	—	300,738	Note 7
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	299,785	—	299,785	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,551	—	50,551	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,589	—	299,589	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A lssue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	299,358	—	299,358	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—	149,687	—	149,687	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—	199,709	—	199,709	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	100,751	—	100,751	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	201,879	—	201,879	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—	$303,958	—	$303,958	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824	300,207	41	300,207	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	9,875	230,406 (US$ 8,000)	100	230,528 (US$ 8,004)	Note 1
		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200	12,000	9	12,984	Note 2
		Beneficiary certificates (mutual fund)
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850	50,000	—	52,207	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	9,149	100,000	—	104,847	Note 4
		Taishin Lucky Money Market Fund	—	Available-for-sale financial assets	4,687	50,000	—	50,131	Note 4
		Taishin Ta-Chong Money Market Fund	—	Available-for-sale financial assets	3,676	50,000	—	50,140	Note 4
2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200	1,864	100	1,864	Note 1
		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	8,370 (US$ 291)	100	8,370 (US$ 291)	Note 1
		eASPNet Inc.	—	Financial assets carried at cost	833	—	2	—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374	3,450	10	6,885	Note 2
3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	7,864 (US$ 274)	100	7,864 (US$ 274)	Note 1
7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	979	100	979	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentageof Ownership	Market Value or Net Asset Value
8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290	2,809,963	100	2,809,963	Note 1
9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity- method investee	Investments accounted for using equity method	18,102	411,995 (SG$ 17,621)	38	411,995 (SG$ 17,621)	Note 1
14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317	118,723	53	118,723	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	14,116 (US$ 491)	100	14,116 (US$ 491)	Note 1
		Tatung Technology Inc.	Equity- method investee	Investments accounted for using equity method	5,000	18,825	28	18,825	Note 1
		Panda Monium Company Ltd.	Equity- method investee	Investments accounted for using equity method	602	—	43	—	Note 1
		CHIEF Telecom Inc.	Equity- method investee	Investments accounted for using equity method	2,000	24,381	4	24,736	Note 1
		Senao International Co., Ltd.	Equity- method investee	Investments accounted for using equity method	1,001	46,873	—	129,129	Note 5
		Digimax Inc.	—	Financial assets carried at cost	2,000	15,080	4	14,578	Note 2

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		iD Branding Ventures	—	Financial assets carried at cost	2,500	$25,000	3	$25,591	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	485	4,370	1	3,500	Note 8
		Uni Display Inc.	—	Financial assets carried at cost	4,630	55,450	3	40,199	Note 2
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	990	9,858	3	7,977	Note 2
		Taimide Technology Ltd.	—	Financial assets carried at cost	897	19,923	1	44,168	Note 2
		CoaTronics Inc.	—	Financial assets carried at cost	1,200	12,000	9	4,725	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649	29,371	—	11,236	Note 2
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800	27,000	8	24,307	Note 2
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	1,200	78,000	2	24,393	Note 2
		Tons Lightology Inc.	—	Financial assets carried at cost	1,050	66,150	4	50,400	Note 8
		Alder Optomechanical Corp.	—	Financial assets carried at cost	350	29,750	—	29,750	Note 8
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost	800	29,940	1	29,940	Note 2
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	913	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,083	—	4,504	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	187	3,483	—	4,573	Note 8
		Cando Corporation	—	Financial assets carried at cost	376	4,938	—	5,264	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	423	12,870	—	11,860	Note 8
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	9,135	—	6,957	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	13,612	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,188	—	3,289	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	334	16,243	—	12,064	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,124	—	5,803	Note 8
		G-TECH Optoelectronics Corporation	—	Financial assets carried at cost	17	1,747	—	1,813	Note 8
		Hiroca Holdings Ltd.	—	Financial assets carried at cost	140	17,847	—	17,258	Note 8
		Formosa Plastics Corporation	—	Available-for-sale financial assets	11	648	—	1,108	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	371	13,576	—	16,401	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	66	3,442	—	2,913	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	1	67	—	89	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	10,567	Note 5
		Asia Cement Corporation	—	Available-for-sale financial assets	80	2,567	—	3,280	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	1,885	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	222	6,650	—	7,668	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,912	—	6,608	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	2,244	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	6,720	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,487	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	3,510	Note 5
		Delta Electronics, Inc.	—	Available-for-sale financial assets	70	8,383	—	7,385	Note 5
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,213	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	80	1,821	—	1,848	Note 5
		Chipbond Technology Corporation	—	Available-for-sale financial assets	80	3,632	—	3,268	Note 5
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	140	2,217	—	2,100	Note 5
		Taiwan Cement Corp.	—	Available-for-sale financial assets	80	2,505	—	3,424	Note 5
		China Airlines Ltd.	—	Available-for-sale financial assets	190	4,127	—	3,705	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	331	Note 5
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,218	—	2,378	Note 5
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	10	731	—	752	Note 5
		Nan Ya Printed Circuit Board Corporation	—	Available-for-sale financial assets	15	1,741	—	1,635	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Taiflex Scientific Co., Ltd.	—	Available-for-sale financial assets	40	$2,318	—	$2,472	Note 5
		PChome Store Inc.	—	Available-for-sale financial assets	325	14,072	—	49,400	Note 5
		IC Plus Corp.	—	Available-for-sale financial assets	210	5,630	—	5,000	Note 5
		Swancor Ind, Co., Ltd.	—	Available-for-sale financial assets	24	1,326	—	1,332	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	422	—	504	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	3,943	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	5,648	Note 5
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	76	8,085	—	7,196	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,930	—	3,928	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	20	649	—	647	Note 5
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	55	2,909	—	2,178	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	3,980	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	85	2,538	—	2,257	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	245	6,146	—	5,439	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	6,939	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	43	3,197	—	3,054	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	54	2,813	—	1,680	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	81	6,047	—	4,482	Note 5
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	4,357	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	70	7,052	—	6,790	Note 5
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	3,155	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	120	3,615	—	3,612	Note 5
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	101	1,807	—	1,487	Note 5
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	26	3,316	—	2,918	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	35	1,492	—	1,543	Note 5
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	6,135	—	4,872	Note 5
		Edison Opto Corporation	—	Available-for-sale financial assets	50	7,850	—	5,970	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	30	1,816	—	1,518	Note 5
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,282	Note 5
		TXC Corporation	—	Available-for-sale financial assets	95	5,371	—	4,769	Note 5
		Richtek Technology Corp.	—	Available-for-sale financial assets	6	1,311	—	1,182	Note 5
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	115	4,861	—	4,784	Note 5
		Global Unichip Corp.	—	Available-for-sale financial assets	10	1,110	—	1,135	Note 5
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	145	6,818	—	5,851	Note 5
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	65	Note 5
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	40	1,970	—	2,300	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	80	5,466	—	5,776	Note 5
		Fulltech Fiber Glass Corp.	—	Available-for-sale financial assets	50	1,578	—	1,325	Note 5
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	18	1,886	—	1,620	Note 5
		San Shing Fastech Corp.	—	Available-for-sale financial assets	675	24,331	—	30,847	Note 5
		USI Corp.	—	Available-for-sale financial assets	160	6,256	—	5,288	Note 5
		Media Tek Inc.	—	Available-for-sale financial assets	15	5,022	—	4,680	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	10	1,212	—	1,660	Note 5
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	90	1,945	—	1,584	Note 5
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	70	1,316	—	934	Note 5
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	122	6,350	—	4,374	Note 5
		Unimicron Corporation	—	Available-for-sale financial assets	20	949	—	1,022	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Sesoda Corporation	—	Available-for-sale financial assets	138	$4,882	—	$5,244	Note 5
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	245	5,925	—	5,721	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	382	Note 5
		Oris Tech Co., Ltd.	—	Available-for-sale financial assets	5	201	—	265	Note 5
		Chung-Hsin Electic & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	857	Note 5
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	33	2,665	—	2,815	Note 5
		Huang Hsiang Construction Corporation	—	Available-for-sale financial assets	47	3,729	—	3,577	Note 5
		Elite Advanced Laser Corporation	—	Available-for-sale financial assets	26	2,265	—	2,122	Note 5
		Taiwan FamilyMart Co., Ltd.	—	Available-for-sale financial assets	11	1,419	—	1,551	Note 5
		Taiwan 50 Index	—	Available-for-sale financial assets	105	6,199	—	6,179	Note 5
		Radium Life Tech Co., Ltd.	—	Available-for-sale financial assets	75	2,767	—	2,820	Note 5
		Chia Chang Co., Ltd.	—	Available-for-sale financial assets	34	2,101	—	1,800	Note 5
		Shining Building Business Co., Ltd.	—	Available-for-sale financial assets	25	1,062	—	1,102	Note 5
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	253	37,245	—	159,832	Note 5
		Beneficiary certificates (mutual)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,304	Note 4
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	990	9,965	—	10,079	Note 4
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,532	Note 4
		HSBS Asian High Yield Bond Fund-A	—	Available-for-sale financial assets	300	3,014	—	3,014	Note 4
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,810	Note 4
		Cathay Mandarin Fund	—	Available-for-sale financial assets	1,600	16,000	—	15,024	Note 4
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	9,940	Note 4
		Capital India Medium & Small Capital Equity Fund	—	Available-for-sale financial assets	500	5,000	—	5,020	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	550	6,012	—	7,150	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	997	10,053	—	9,686	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,980	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,621	—	11,432	Note 4
		PowerShares QQQ	—	Available-for-sale financial assets	2	2,853	—	3,278	Note 4
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	2	4,325	—	4,047	Note 4
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	7	6,769	—	6,443	Note 4
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	4,060	Note 4
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,668	Note 4
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,046	—	1,883	Note 4
		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	5,000	50,815	—	51,120	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	5,000	50,406	—	50,524	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17		$1,815	—		$1,819	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,411	—		5,212	Note 5
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50		5,000	—		5,047	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50		5,000	—		5,270	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40		4,008	—		4,002	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,482	Note 5
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85		8,500	—		9,393	Note 5
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	35		4,974	—		4,441	Note 5
		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	100		10,074	—		9,910	Note 5
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	110		11,092	—		10,808	Note 5
		Synnex Technology International Corporation 2nd Unsecured Covertiable Bond Issue	—	Financial assets at fair value through profit or loss	100		10,020	—		10,010	Note 5
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	70		7,000	—		7,560	Note 5
		Asia Optical 3.rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15		1,504	—		1,567	Note 5
		Shenmao Technology Inc. 1st Convertiable Bond	—	Financial assets at fair value through profit or loss	15		1,500	—		1,618	Note 5
18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(RMB	7,864 1,771)	100	(RMB	7,864 1,771)	Note 1
20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	10,200 355)	100	(US$	10,200 355)	Note 1
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	9,180	(US$	210,775 7,318)	100	(US$	210,775 7,318)	Note 1
		HopeTech Technologies Limited	Equity- method investee	Investments accounted for using equity method	5,240	(US$	19,239 668)	45	(US$	19,239 668)	Note 1
23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	42,746 1,484)	100	(US$	42,746 1,484)	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011						Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	$ (US$	64,163 2,228)	100	$ (US$	64,163 2,228)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	57,294 1,989)	100	(US$	57,294 1,989)	Note 1 and 10
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	45,453 1,578)	100	(US$	45,453 1,578)	Note 1
24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	(HK$	4,433 1,201)	100	(HK$	4,433 1,201)	Note 1
26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(RMB	3,924 881)	49	(RMB	3,924 881)	Note 1
27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks
		Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	164,699 36,882)	100	(RMB	164,699 36,882)	Note 1
29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	164,699 36,882)	100	(RMB	164,699 36,882)	Note 1

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of June 30, 2011.
Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2011.
Note 5:	Market value was based on the closing price of June 30, 2011.
Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.
Note 8:	Market value of emerging stock was based on the average trading price on June 30, 2011.
Note 9:	Prepayment for long-term investment, NT$20,400 thousand, was injected in Chunghwa Sochamp Technology Inc. by Chunghwa in June 2011. Chunghwa Sochamp Technology Inc. completed its registration on July 1st, 2011, and Chunghwa owns 51% of ownership of Chunghwa Sochamp Technology Inc.
Note 10:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD.

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	1	$177,176	—	$—	$—	$—	1	$164,699 (Note 3)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	—	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827 (Note 5)	—	26,383	615,496 (Note 3)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	—	—	—	—	11,464	114,640	—	—	—	—	11,464	112,079 (Note 3)
		Beneficiary certificates (mutual fund)
		Yuanta Wan Tai Money Market	Available-for-sale financial assets	—	—	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	—	—	—	—	656	236,082	656	231,176	236,082	(4,906)	—	—
		Janus US Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	984	347,452	—	—	—	—	984	347,452
		Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	400,000 (Note 2)	—	—	—	—	—	700,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thousands/ Thousand Units)	Amount (Note 1)	Shares (Thousands/ Thousand Units)	Amount	Shares (Thousands/ Thousand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thousands/ Thousand Units)	Amount (Note 1)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	200,000 (Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bonds-A Issued in 2007	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)
		Taiwan Power Co. 2th Secured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	$—	—	$100,000 (Note 2)	—	$—	$—	$—	—	$100,000 (Note 2)
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		MLPC 1st Unsecured Corporate Bond Issue in 2008 Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	175,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	275,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A lssue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	—	—	—		300,000 (Note 2)	—		300,000 (Note 2)	—	—	—	—	—		600,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—		—	—		300,000 (Note 2)	—	—	—	—	—		300,000 (Note 2)
1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	(US$	27,452 875)	9,000	(US$	261,777 9,000)	—	—	—	—	9,875	(US$	289,929 9,875 (Note 4	) )
Beneficiary certificates (mutual fund)
		Fuh Hwa Strategic High Income Fund	Available-for-sale financial assets	—	—	5,000		50,000	6,649		75,000	2,500	28,225	25,000	3,225	9,149		100,000
22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	(US$	5,647 180)	9,000	(US$	261,777 9,000)	—	—	—	—	9,180	(US$	267,424 9,180 (Note 4	) )
27	Prime Asia Investments Group Ltd.	Stocks
		Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	—	Subsidiary	—		—	—		177,176 (RMB 39,376)	—	—	—	—	—		164,699 (RMB 36,882 (Note 3	) )

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relationship	Beginning Balance		Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	—	$ (RMB	177,176 39,376)	—	$—	$—	$—	—	$ (RMB	164,699 36,882 (Note 3	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.
Note 4:	Stated at its original investment amounts.
Note 5:	The amount decrease was because of capital reduction.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD.

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter-party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms

Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 will be collected upon land delivery	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD.

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 2)		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total
0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$719,522 (Note 4)	1	30 days	—	—	$655,936 (Note 5)		3
				Purchase	3,165,536 (Note 3)	6	30-90 days	—	—	(804,475 (Note 6	) )	(10)
		CHIEF Telecom Inc.	Subsidiary	Sales	140,514 (Note 7)	—	30 days	—	—	29,083 (Note 8)		—
				Purchase	149,265	—	60 days	—	—	(46,332 (Note 9	) )	—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	188,882 (Note 10)	—	30 days	—	—	(252,500 (Note 11	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	242,226	—	30-90 days	—	—	(204,210)		(2)
		Light Era Development Co., Ltd.	Subsidiary	Sales	100,054 (Note 12)	—	—	—	—	—		—
		So-net Entertainment Taiwan	Equity-method investee	Sales	120,369	—	60 days	—	—	8,484		—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,152,955 (Note 3)	26	30-90 days	—	—	825,835 (Note 6)		44
				Purchase	697,103 (Note 4)	7	30 days	—	—	(399,303 (Note 5	) )	(18)
2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	149,265	26	60 days	—	—	46,205 (Note 9)		34
				Purchase	140,066 (Note 7)	29	30 days	—	—	(28,814 (Note 8	) )	(36)
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	681,493 (Note 10)	85	30 days	—	—	252,319 (Note 11)		84

Note 1:	Excluding payment and receipts collected in trust for others.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

(Continued)

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.
Note 6:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.
Note 7:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 8:	The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.
Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as other receivables.
Note 10:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.
Note 11:	The difference was because Chunghwa System Integration Co., Ltd. classified the amount as other current assets.
Note 12:	The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets and operating expenses.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD.

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Turnover	Overdue		Amounts Received in	Allowance
					Rate (Note 1)	Amounts	Action Taken	Subsequent Period	for Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$655,936	11.58	$—	—	$655,936	$—
1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,077,810	7.70	—	—	1,077,733	—
3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	252,319	2.97	—	—	228,041	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.

TABLE 7

CHUNGHWA TELECOM CO., LTD.

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011			Net Income (Loss) of the Investee	Recog- nized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,330,533	$659,390	$185,867	Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,522,010	550,643	550,536	Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,914,178	79,657	70,670	Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	694,042	8,740	14,720	Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	1,389,939	26,383	100	615,496	5,823	5,823	Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	548,719	263,938	99,919	Equity- method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	523,632	79,807	56,658	Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	522,003	129,590	100	502,560	(5,574)	(5,574)	Subsidiary
		International Integrated System, Inc.	Banqiao, New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	251,264	(56,899)	(26,732)	Equity- method investee

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011			Net Income (Loss) of the Investee	Recog- nized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	245,265	46,589	13,983	Equity- method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	179,849	24,149	24,123	Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	177,176	—	1	100	164,699	(11,136)	(11,136)	Subsidiary
		Dian Zuan Integrating Marketing Co., Ltd.	Taipei	Information technology service and general advertisement service	114,640	—	11,464	40	112,079	(6,403)	(2,561)	Equity- method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	97,455	39,227	11,768	Equity- method investee
		Spring House Entertainment Tech. Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	91,142	26,368	14,777	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	72,129	8,502	9,579	Subsidiary
		KingWaytek Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,243	15,363	2,353	Equity- method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847 (VND 30,921,368)	—	—	100	41,161 (VND 30,603,757)	(439) (VND (324,531))	(439) (VND (324,531))	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	31,532	20,895	6,335	Equity- method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	18,411	6,295	6,295	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011			Net Income (Loss) of the Investee			Recog- nized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Note 3)				— (Note 3)	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taipei	License plate recognition system	20,400 (Note 4)	—	2,040	—	20,400 (Note 4)		—		—	Subsidiary

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou, New Taipei City	Telecommunication facilities manufactures and sales.	206,190	206,190	16,824	41	300,207		62,726		25,713	Equity- method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	289,229 (US$ 9,875)	27,452 (US$ 875)	9,875	100	230,406 (US$ 8,000)	(US$	(53,960 (1,856	) ))	(53,547) (US$(1,840))	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011			Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2011	December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value
2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service	$2,000	$2,000	200	100	$1,864	$(73)		$(73 (Note 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	8,370 (US$ 291)	520 (US$18)		520 (US$18)		Subsidiary
3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	31,973 (US$ 1,010)	31,973 (US$ 1,010)	1,010	100	7,864 (US$ 274)	(2,276 (US$(94	) ))	(2,276 (US$(94	) ))	Subsidiary
7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taipei	International trading, general advertisement and book publishment service	1,000	—	—	100	979	(21)		(21)		Subsidiary
8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taipei	Real estate leasing business	2,809,963	2,824,180	83,290	100	2,809,963	22,774		(14,217)		Subsidiary
9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$ 18,102)	409,061 (SG$ 18,102)	18,102	38	411,995 (SG$ 16,521)	(13,422 (SG$(580	) ))	(3,118 (SG$(136	) ))	Equity- method investee
14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	110,317	53	118,723	5,590		3,004		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	34,483 (US$ 1,043)	34,483 (US$ 1,043)	1,043	100	14,116 (US$ 491)	(3,861 (US$(133	) ))	(3,861 (US$(133	) ))	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX	50,000	50,000	5,000	28	18,825	57,088		15,446		Equity- method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	—	—		—		Equity- method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service	20,000	20,000	20,000	4	23,481	79,807		2,921		Equity- method investee
		Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	46,873	659,390		1,581		Equity- method investee
18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	31,973 (US$ 1,010)	31,973 (US$ 1,010)	1,010	100	7,864 (RMB 1,771)	(2,726 (US$(94	) ))	(2,726 (US$(94	) ))	Subsidiary

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount				Balance as of June 30, 2011				Net Income (Loss) of the Investee			Recognized Gain (Loss) (Notes 1 and 2)			Note
					June 30, 2011		December 31, 2010		Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	(US$	12,636 400)	(US$	12,636 400)	400	100	(US$	10,200 355)	(US$	(1,171 (40	) ))	(US$	(1,171 (40	) ))	Subsidiary

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	(US$	267,424 9,180)	(US$	5,647 180)	9,180	100	(US$	210,775 7,318)	(US$	(54,785 (1,885	) ))	(US$	(54,785 (1,885	) ))	Subsidiary

		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	(US$	21,177 675)	(US$	21,177 675)	5,240	45	(US$	19,239 668)	(US$	146 5)		(US$	66 2)		Equity- method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	(HK$	14,483 3,924)	(HK$	14,483 3,924)	3,500	100	(HK$	4,433 1,201)	(HK$	(3,861 (1,034	) ))	(HK$	(3,861 (1,034	) ))	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	(RMB	13,862 2,963)	(RMB	13,862 2,963)	—	49		3,924 (RMB 881)	(RMB	(7,881) (1,764))		(RMB	(3,862) (866))		Equity- method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	Fujian	Information technology services and sale of communication products	(US$	58,665 2,000)		—	—	100	(US$	42,746 1,484)	(US$	(15,511 (534	) ))	(US$	(15,511 (534	) ))	Subsidiary

		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	(US$	87,429 3,000)		—	—	100	(US$	64,158 2,228)	(US$	(23,106 (795	) ))	(US$	(23,106 (795	) ))	Subsidiary

		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	(US$	57,510 2,000)		—	—	100	(US$	57,294 1,989)	(US$	(447 (15	) ))	(US$	(447 (15	) ))	Subsidiary (Note 5)

		Senao International Trading (Jiangsu) Co., Ltd.	Jiangsu	Information technology services and sale of communication products	(US$	58,092 2,000)		—	—	100	(US$	45,453 1,578)	(US$	(12,617 (434	) ))	(US$	(12,617 (434	) ))	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	(RMB	177,176 39,376)		—	—	100	(RMB	164,699 36,882)	(RMB	(11,136) (2,494))		(RMB	(11,136) (2,494))		Subsidiary

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount			Balance as of June 30, 2011				Net Income (Loss) of the Investee		Recognized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2011		December 31, 2010	Shares (Thousands)	Percentage of Ownership (%)	Carrying Value

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	Shanghai	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	(RMB	177,176 39,376)	—	—	100	(RMB	164,699 36,882)	(RMB	(11,136) (2,494))	(RMB	(11,136) (2,494))	Subsidiary

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of June 30, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.
Note 4:	Prepayment for long-term investment, NT$20,400 thousand, was injected in Chunghwa Sochamp Technology Inc. by Chunghwa in June 2011. Chunghwa Sochamp Technology Inc. completed its registration on July 1st, 2011, and Chunghwa owns 51% of ownership of Chunghwa Sochamp Technology Inc.
Note 5:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

TABLE 8

CHUNGHWA TELECOM CO., LTD.

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

Investee	Main Businesses and	Total Amount of Paid-in	Investment	Accumulated Outflow of Investment from Taiwan as of January 1,	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30,	% Ownership of Direct or Indirect	Investment Gain (Loss)	Carrying Value as of June 30,	Accumulated Inward Remittance of Earnings as of June 30,
	Products	Capital	Type	2011	Outflow	Inflow	2011	Investment	(Note 2)	2011	2011

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(2,726)	$7,864	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(3,862)	3,924	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	58,665	Note 1	—	58,665	—	58,665	100%	(15,511)	42,746	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	87,429	Note 1	—	87,429	—	87,429	100%	(23,106)	64,163	—

Senao International Trading (Shanghai) Co., Ltd. (Note 7)	Information technology services and sale of communication products	57,510	Note 1	—	57,510	—	57,510	100%	(447)	57,294	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	58,092	Note 1	—	58,092	—	58,092	100%	(12,617)	45,453	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(11,136)	164,699	—

Accumulated Investment in Mainland China as of June 30, 2011		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA

$ (US$	31,973 1,010)	$ (US$	48,169 1,500)	$380,759 (Note 3)
(US$	13,862 431)	(US$	79,882 2,500)	1,391,514 (Note 4)
(US$	261,696 9,000)	(US$	261,696 9,000)	2,631,296 (Note 5)
(US$	177,176 6,000)	(US$	177,176 6,000)	210,218,307 (Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD.

SEGMENT INFORMATION

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total
Six months ended June 30, 2011

Revenues from external customers	$39,148,983	$36,830,954	$11,859,619	$7,568,737	$120,827	$—	$95,529,120

Intersegment revenues (Note 2)	$7,103,517	$3,190,165	$800,140	$702,355	$210	$(11,796,387)	$—

Segment income before tax	$10,378,723	$13,062,738	$5,205,132	$1,238,579	$(232,935)	$—	$29,652,237

Total assets	$227,425,681	$58,605,600	$16,686,818	$2,331,361	$120,315,205	$—	$445,364,665

Six months ended June 30, 2010

Revenues from external customers	$34,622,057	$37,951,198	$11,479,325	$7,615,617	$104,458	$—	$91,772,655

Intersegment revenues (Note 2)	$6,912,479	$981,947	$453,020	$703,484	$341	$(9,051,271)	$—

Segment income before tax	$9,183,574	$14,897,239	$4,927,700	$1,441,941	$(696,247)	$—	$29,754,207

Total assets	$230,477,555	$58,162,645	$15,788,304	$20,259,179	$125,637,490	$—	$450,325,173

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

	•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

	•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

	•	Internet business - the provision of HiNet services and related services;

	•	International fixed communications business - the provision of international long distance telephone services and related services;

	•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.
Note 3:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 3

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders of

Chunghwa Telecom Co., Ltd.

We have audited the accompanying consolidated balance sheets of Chunghwa Telecom Co., Ltd. and subsidiaries (“the Company”) as of June 30, 2011 and 2010, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the six months ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We did not audit the financial statements of Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011, and Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2010. The aggregate carrying values of these equity method investees were NT$545,472 thousand and NT$1,070,032 thousand, respectively, as of June 30, 2011 and 2010 and the equity in earnings were NT$39,696 thousand and NT$121,546 thousand, respectively, for the six months ended June 30, 2011 and 2010. The financial statements of Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2011, and the financial statements of Taiwan International Standard Electronics Co., Ltd., Viettel-CHT Co., Ltd. and Senao Networks, Inc. as of and for the six months ended June 30, 2010, were audited by other auditors whose reports have been furnished to us, and our opinion, insofar as it relates to the amounts included for these equity method investees, is based solely on the reports of the other auditors.

We conducted our audits in accordance with the Rules Governing the Audit of Financial Statements by Certified Public Accountants and auditing standards generally accepted in the Republic of China. Those standards required that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the financial reports of other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of the other auditors, such consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the consolidated financial position of the Company as of June 30, 2011 and 2010, and the results of their operations and their cash flows for the six months ended June 30, 2011 and 2010, in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers, and accounting principles generally accepted in the Republic of China.

/S/ DELOITTE & TOUCHE
Deloitte & Touche
Taipei, Taiwan
The Republic of China

August 5, 2011

Notice to Readers

The accompanying consolidated financial statements are intended only to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such consolidated financial statements are those generally accepted and applied in the Republic of China.

For the convenience of readers, the auditors’ report and the accompanying consolidated financial statements have been translated into English from the original Chinese version prepared and used in the Republic of China. If there is any conflict between the English version and the original Chinese version or any difference in the interpretation of the two versions, the Chinese-language auditors’ report and consolidated financial statements shall prevail.

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
ASSETS
CURRENT ASSETS
Cash and cash equivalents (Notes 2 and 4)	$81,456,553	18	$92,779,286	20
Financial assets at fair value through profit or loss (Notes 2 and 5)	86,754	—	40,169	—
Available-for-sale financial assets (Notes 2 and 6)	2,878,467	1	6,434,268	1
Held-to-maturity financial assets (Notes 2 and 7)	2,174,334	—	1,190,089	—
Trade notes and accounts receivable, net of allowance for doubtful accounts of $2,494,601 thousand in 2011 and $2,715,117 thousand in 2010 (Notes 2 and 8)	21,645,020	5	12,261,827	3
Receivables from related parties (Note 28)	15,093	—	28,447	—
Other current monetary assets (Note 9)	2,286,814	—	2,728,765	1
Inventories, net (Notes 2, 10, 21 and 30)	5,284,029	1	3,628,034	1
Deferred income tax assets (Notes 2 and 25)	163,538	—	73,416	—
Restricted assets (Notes 21, 29 and 30)	39,886	—	179,746	—
Other current assets (Notes 10, 11, 21 and 28)	7,069,099	2	6,532,047	1

Total current assets	123,099,587	27	125,876,094	27

LONG-TERM INVESTMENTS
Investments accounted for using equity method (Notes 2 and 12)	2,127,025	—	1,688,180	—
Financial assets carried at cost (Notes 2 and 13)	2,833,803	1	2,647,091	1
Available-for-sale financial assets (Notes 2 and 6)	54,400	—	—	—
Held-to-maturity financial assets (Notes 2 and 7)	11,278,945	3	6,948,228	2
Other monetary assets (Notes 14 and 30)	1,000,000	—	1,000,000	—

Total long-term investments	17,294,173	4	12,283,499	3

PROPERTY, PLANT AND EQUIPMENT (Notes 2, 15, 28, and 29)
Cost
Land	103,686,841	23	103,719,102	23
Land improvements	1,551,502	—	1,538,691	—
Buildings	67,590,584	15	67,431,298	15
Computer equipment	15,120,336	3	16,027,525	3
Telecommunications equipment	646,857,011	142	656,803,063	143
Transportation equipment	2,658,456	1	1,973,764	—
Miscellaneous equipment	6,550,429	1	7,161,270	2

Total cost	844,015,159	185	854,654,713	186
Revaluation increment on land	5,762,611	1	5,800,909	2

	849,777,770	186	860,455,622	188
Less: Accumulated depreciation	561,609,695	123	563,925,063	123

	288,168,075	63	296,530,559	65
Construction in progress and advances related to acquisition of equipment	12,698,552	3	10,981,125	2

Property, plant and equipment, net	300,866,627	66	307,511,684	67

INTANGIBLE ASSETS (Note 2)
3G concession	5,614,566	1	6,363,175	2
Goodwill	245,184	—	283,054	—
Others	571,819	—	509,726	—

Total intangible assets	6,431,569	1	7,155,955	2

OTHER ASSETS
Leased assets	405,910	—	416,941	—
Idle assets (Note 2)	901,224	—	908,652	—
Refundable deposits (Note 28)	1,649,892	1	1,475,313	—
Deferred income tax assets (Notes 2 and 25)	503,591	—	430,685	—
Restricted assets (Note 29)	8,093	—	32,039	—
Others (Note 28)	4,501,440	1	3,280,459	1

Total other assets	7,970,150	2	6,544,089	1

TOTAL	$455,662,106	100	$459,371,321	100

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Par Value Data)

	2011		2010
	Amount	%	Amount	%
LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES
Short-term loans (Note 16)	$100,000	—	$3,433,687	1
Short-term bills payable (Note 17)	—	—	59,946	—
Financial liabilities at fair value through profit or loss (Notes 2 and 5)	2,079	—	23,656	—
Trade notes and accounts payable (Note 21)	10,369,022	2	6,851,912	1
Payables to related parties (Note 28)	318,102	—	338,956	—
Income tax payable (Notes 2 and 25)	4,704,609	1	4,808,885	1
Accrued expenses (Note 18)	12,370,041	3	12,029,043	3
Dividends payable (Note 22)	42,854,462	9	39,369,041	8
Current portion of long-term loans (Note 20)	306,117	—	108,839	—
Other current liabilities (Notes 10, 19, 21 and 28)	21,996,952	5	17,905,314	4

Total current liabilities	93,021,384	20	84,929,279	18

NONCURRENT LIABILITIES
Long-term loans (Note 20)	2,308,606	—	164,717	—
Deferred income (Note 2)	2,577,550	1	2,542,574	1

Total noncurrent liabilities	4,886,156	1	2,707,291	1

RESERVE FOR LAND VALUE INCREMENTAL TAX (Note 15)	94,986	—	94,986	—

OTHER LIABILITIES
Accrued pension liabilities (Notes 2 and 27)	1,382,183	1	1,248,556	—
Customers’ deposits (Note 28)	5,452,712	1	5,914,124	2
Others	460,840	—	488,365	—

Total other liabilities	7,295,735	2	7,651,045	2

Total liabilities	105,298,261	23	95,382,601	21

EQUITY ATTRIBUTABLE TO STOCKHOLDERS OF THE PARENT (Notes 2, 6, 15 and 22)
Common stock - $10 par value; Authorized: 12,000,000 thousand shares
Issued: 7,757,447 thousand shares in 2011 and 9,696,808 thousand shares in 2010	77,574,465	17	96,968,082	21

Additional paid-in capital
Capital surplus	169,496,289	37	169,496,289	37
Donated capital	13,170	—	13,170	—
Equity in additional paid-in capital reported by equity-method investees	26,891	—	6,742	—

Total additional paid-in capital	169,536,350	37	169,516,201	37

Retained earnings
Legal reserve	66,122,145	14	61,361,255	13
Special reserve	2,675,894	1	2,675,894	1
Unappropriated earnings	25,131,631	6	24,998,325	5

Total retained earnings	93,929,670	21	89,035,474	19

Other adjustments
Cumulative translation adjustments	(104,093)	—	12,059	—
Unrecognized net loss of pension	(40,617)	—	(44,105)	—
Unrealized gain (loss) on financial instruments	115,408	—	(911,165)	—
Unrealized revaluation increment	5,762,829	1	5,803,446	1

Total other adjustments	5,733,527	1	4,860,235	1

Total equity attributable to stockholders of the parent	346,774,012	76	360,379,992	78
MINORITY INTERESTS IN SUBSIDIARIES	3,589,833	1	3,608,728	1

Total stockholders’ equity	350,363,845	77	363,988,720	79

TOTAL	$455,662,106	100	$459,371,321	100

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Amount	%	Amount	%

NET REVENUES (Note 28)	$106,899,683	100	$99,279,077	100

OPERATING COSTS (Note 28)	62,597,753	59	55,137,795	56

GROSS PROFIT	44,301,930	41	44,141,282	44

OPERATING EXPENSES (Note 28)
Marketing	11,023,766	10	10,753,718	11
General and administrative	2,224,099	2	2,035,993	2
Research and development	1,698,319	2	1,564,428	1

Total operating expenses	14,946,184	14	14,354,139	14

INCOME FROM OPERATIONS	29,355,746	27	29,787,143	30

NON-OPERATING INCOME AND GAINS (Note 28)
Interest income	323,363	1	206,251	—
Gain on disposal of property, plant and equipment, net	299,807	—	—	—
Equity in earnings of equity method investees, net	164,240	—	93,402	—
Gain on disposal of financial instruments, net	130,845	—	64,992	—
Foreign exchange gain, net	—	—	146,122	—
Others	142,350	—	215,321	1

Total non-operating income and gains	1,060,605	1	726,088	1

NON-OPERATING EXPENSES AND LOSSES
Foreign exchange loss, net	88,550	—	—	—
Valuation loss on financial instruments, net	30,892	—	35,972	—
Interest expense	17,101	—	89,494	—
Loss on disposal of property, plant and equipment, net	—	—	13,127	—
Others	27,557	—	25,546	—

Total non-operating expenses and losses	164,100	—	164,139	—

INCOME BEFORE INCOME TAX	30,252,251	28	30,349,092	31

INCOME TAX EXPENSES (Notes 2 and 25)	4,636,953	4	4,906,185	5

CONSOLIDATED NET INCOME	$25,615,298	24	$25,442,907	26

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Except Earnings Per Share Data)

	2011		2010
	Amount	%	Amount	%

ATTRIBUTED TO
Stockholders of the parent	$25,131,176	24	$24,991,418	25
Minority interests	484,122	—	451,489	1

	$25,615,298	24	$25,442,907	26

	2011		2010
	Before Income Tax	After Income Tax	Before Income Tax	After Income Tax

EARNINGS PER SHARE (Note 26)
Basic earnings per share	$3.79	$3.21	$3.07	$2.58

Diluted earnings per share	$3.78	$3.20	$3.06	$2.57

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

							Other Adjustments
	Common Stock			Retained Earnings			Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Minority Interests in Subsidiaries	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2011	7,757,447	$77,574,465	$169,515,102	$61,361,255	$2,675,894	$47,615,807	$(102,885)	$(40,182)	$176,048	$5,803,238	$4,024,372	$368,603,114
Adjustment of additional paid-in capital from revaluation of land to income upon disposal	—	—	—	—	—	—	—	—	—	(40,409)	—	(40,409)
Appropriation of 2010 earnings
Legal reserve	—	—	—	4,760,890	—	(4,760,890)	—	—	—	—	—	—
Cash dividends - NT$5.52 per share	—	—	—	—	—	(42,854,462)	—	—	—	—	—	(42,854,462)
Consolidated net income for the six months ended June 30, 2011	—	—	—	—	—	25,131,176	—	—	—	—	484,122	25,615,298
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(909,826)	(909,826)
Equity adjustments in investees	—	—	21,248	—	—	—	—	—	—	—	—	21,248
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	(1,208)	—	—	—	(21)	(1,229)
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(435)	—	—	(56)	(491)
Unrealized gain on financial instruments	—	—	—	—	—	—	—	—	(60,640)	—	(8,758)	(69,398)

BALANCE, JUNE 30, 2011	7,757,447	$77,574,465	$169,536,350	$66,122,145	$2,675,894	$25,131,631	$(104,093)	$(40,617)	$115,408	$5,762,829	$3,589,833	$350,363,845

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

							Other Adjustments
	Common Stock			Retained Earnings			Cumulative Translation Adjustments	Unrecognized Net Loss of Pension	Unrealized Gain (Loss) on Financial Instruments	Unrealized Revaluation Increment	Minority Interests in Subsidiaries	Total Stockholders’ Equity
	Shares (Thousands)	Amount	Additional Paid-in Capital	Legal Reserve	Special Reserve	Unappropriated Earnings
BALANCE, JANUARY 1, 2010	9,696,808	$96,968,082	$169,509,763	$56,987,241	$2,675,894	$43,749,962	$7,626	$(43,750)	$(447,129)	$5,803,446	$3,752,479	$378,963,614
Appropriation of 2009 earnings
Legal reserve	—	—	—	4,374,014	—	(4,374,014)	—	—	—	—	—	—
Cash dividends - NT$ 4.06 per share	—	—	—	—	—	(39,369,041)	—	—	—	—	—	(39,369,041)
Consolidated net income for the six months ended June 30, 2010	—	—	—	—	—	24,991,418	—	—	—	—	451,489	25,442,907
Decrease in minority interests	—	—	—	—	—	—	—	—	—	—	(591,683)	(591,683)
Unrealized loss on financial instruments held by investees	—	—	—	—	—	—	—	—	—	—	(4,462)	(4,462)
Equity adjustments in investees	—	—	6,438	—	—	—	—	—	—	—	—	6,438
Cumulative translation adjustment for foreign-currency investments held by investees	—	—	—	—	—	—	4,433	—	—	—	949	5,382
Defined benefit pension plan adjustments of investees	—	—	—	—	—	—	—	(355)	—	—	(44)	(399)
Unrealized loss on financial instruments	—	—	—	—	—	—	—	—	(464,036)	—	—	(464,036)

BALANCE, JUNE 30, 2010	9,696,808	$96,968,082	$169,516,201	$61,361,255	$2,675,894	$24,998,325	$12,059	$(44,105)	$(911,165)	$5,803,446	$3,608,728	$363,988,720

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

CASH FLOWS FROM OPERATING ACTIVITIES
Consolidated net income	$25,615,298	$25,442,907
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for doubtful accounts	78,279	192,488
Depreciation and amortization	16,071,323	17,289,111
Amortization of premium of financial assets	28,622	18,075
Valuation loss on financial instruments, net	30,892	35,972
Gain on disposal of financial instruments, net	(130,845)	(64,992)
Loss (gain) on disposal of property, plant and equipment, net	(299,807)	13,127
Loss on disposal of leased assets, net	7	—
Equity in earnings of equity method investees, net	(164,240)	(93,402)
Dividends received from equity investees	118,989	5,273
Deferred income taxes	(152,977)	85,473
Changes in operating assets and liabilities:
Decrease (increase) in:
Financial instruments held for trading	41,715	19,306
Trade notes and accounts receivable	(7,589,680)	(496,397)
Receivables from related parties	94,088	32,704
Other monetary assets	(107,407)	(590,501)
Inventories	(738,253)	420,662
Other current assets	(2,340,170)	(2,838,189)
Increase (decrease) in:
Trade notes and accounts payable	(1,531,599)	(2,703,620)
Payables to related parties	175,654	75,100
Income tax payable	137,984	497,329
Accrued expenses	(5,990,580)	(5,408,502)
Other current liabilities	2,578,309	920,715
Deferred income	(12,480)	57,690
Accrued pension liabilities	90,013	31,232

Net cash provided by operating activities	26,003,135	32,941,561

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisition of designated financial assets at fair value through profit or loss	(41,250)	(9,217)
Proceeds from disposal of designated financial assets at fair value through profit or loss	60,326	2,306
Acquisition of available-for-sale financial assets	(3,621,387)	(2,233,927)
Proceeds from disposal of available-for-sale financial assets	2,930,127	12,841,269
Acquisition of held-to-maturity financial assets	(3,697,604)	(3,714,635)
Proceeds from disposal of held-to-maturity financial assets	587,923	587,500
Acquisition of financial assets carried at cost	(167,065)	(179,284)
Proceeds from disposal of financial assets carried at cost	5,276	134,864
Liquidating dividend	318	—

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

	2011	2010

Acquisition of investments accounted for using equity method	$(135,040)	$(13,863)
Acquisition of property, plant and equipment	(9,919,781)	(9,320,533)
Proceeds from disposal of property, plant and equipment	648,010	73,038
Increase in intangible assets	(137,395)	(49,822)
Decrease (increase) in restricted assets	12,061	(10,748)
Increase in other assets	(1,029,173)	(1,909,754)

Net cash used in investing activities	(14,504,654)	(3,802,806)

CASH FLOWS FROM FINANCING ACTIVITIES
Increase (decrease) in short-term loans	(15,000)	2,670,686
Increase (decrease) in short-term bills payable	(229,896)	59,946
Repayment of long-term loans	(842,430)	(65,022)
Decrease in customers’ deposits	(376,192)	(69,502)
Increase (decrease) in other liabilities	(1,567)	197,433
Capital reduction	(19,393,617)	(9,696,808)
Proceeds from exercise of employee stock option granted by subsidiary	63,200	69,945
Acquisition of additional interests in subsidiary	(10,171)	(30,188)

Net cash used in financing activities	(20,805,673)	(6,863,510)

EFFECT OF EXCHANGE RATE CHANGES	1,229	8,532

EFFECT OF CHANGE ON CONSOLIDATED SUBSIDIARIES	(112,706)	(2,763,981)

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(9,418,669)	19,519,796

CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	90,875,222	73,259,490

CASH AND CASH EQUIVALENTS, END OF PERIOD	$81,456,553	$92,779,286

SUPPLEMENTAL INFORMATION
Interest paid (excluding capitalized interest expense)	$17,315	$17,640

Income tax paid	$4,636,445	$4,314,655

NON-CASH FINANCING ACTIVITIES
Dividends payable	$42,854,462	$39,369,041

Current portion of long-term loans	$51,652	$54,435

CASH AND NON-CASH INVESTING ACTIVITIES
Increase in property, plant and equipment	$11,023,673	$8,467,303
Payables to equipment suppliers	(1,120,633)	853,527
Prepayments for equipment	16,741	(297)

	$9,919,781	$9,320,533

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

InfoExplorer Co., Ltd. (“IFE”) merged with International Integrated System Inc. and e-ToYou International Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As IFE issued new shares for the aforementioned share swap, the following table presents the allocation of acquisition costs of International Integrated System Inc. and e-ToYou International Inc. to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 1, 2011:

Cash	$46,592
Accounts receivables	199,592
Financial assets at fair value through profit and loss	38,073
Other monetary assets	17,822
Long-term investments	34,051
Property, plant, and equipment	4,996
Refundable deposits	43,553
Other assets	4,472
Accounts payables	(79,713)
Other current liabilities	(25,145)
Other liabilities	(38,480)

Common stock issued by IFE	$245,813

Chunghwa has lost control over International Integrated System Inc. (“IISI”) on June 24, 2011. The following table presents assets and liabilities of IISI based on their fair values on the basis of the final data obtained on June 24, 2011:

Current assets (excluding cash)	$591,925
Long-term investments	64,219
Property, plant, and equipment	59,891
Intangible assets	2,679
Other assets	130,173
Current liabilities	(276,356)
Other liabilities	(102,917)
Net assets	(628,912)

Cash	$(159,298)

(Continued)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars)

The acquisition of Yao Yong Real Property Co., Ltd. (“YYRP”) by Light Era Development Co., Ltd. (LED) was made on March 1, 2010. The following table presents the allocation of acquisition costs of YYRP to assets acquired and liabilities assumed based on their fair values on the basis of the final data obtained on April 12, 2010:

Cash and cash equivalents	$29,686
Other monetary assets	13,439
Deferred income tax assets	5,603
Property, plant, and equipment	2,781,547
Customers’ deposits	(34,857)
Accrued expenses	(1,312)
Other current liabilities	(1,311)

Total	2,792,795
Percentage of ownership	100%

2,792,795
Goodwill	872

Acquisition costs of acquired subsidiary	$2,793,667

The accompanying notes are an integral part of the consolidated financial statements.

(With Deloitte & Touche audit report dated August 5, 2011)	(Concluded)

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(In Thousands of New Taiwan Dollars, Unless Stated Otherwise)

1.	GENERAL

Chunghwa Telecom Co., Ltd. (“Chunghwa”) was incorporated on July 1, 1996 in the Republic of China (“ROC”) pursuant to the Article 30 of the Telecommunications Act. Chunghwa is a company limited by shares and, prior to August 2000, was wholly owned by the Ministry of Transportation and Communications (“MOTC”). Prior to July 1, 1996, the current operations of Chunghwa were carried out under the Directorate General of Telecommunications (“DGT”). The DGT was established by the MOTC in June 1943 to take primary responsibility in the development of telecommunications infrastructure and to formulate policies related to telecommunications. On July 1, 1996, the telecom operations of the DGT were spun-off to as Chunghwa which continues to carry out the business and the DGT continues to be the industry regulator.

As the dominate telecommunications service provider of fixed-line and Global System for Mobile Communications (“GSM”) in the ROC, Chunghwa is subject to additional regulations imposed by ROC.

Effective August 12, 2005, the MOTC had completed the process of privatizing Chunghwa by reducing the government ownership to below 50% in various stages. In July 2000, Chunghwa received approval from the Securities and Futures Commission (the “SFC”) for a domestic initial public offering and its common shares were listed and traded on the Taiwan Stock Exchange (the “TSE”) on October 27, 2000. Certain of Chunghwa’s common shares had been sold, in connection with the foregoing privatization plan, in domestic public offerings at various dates from August 2000 to July 2003. Certain of Chunghwa’s common shares had also been sold in an international offering of securities in the form of American Depository Shares (“ADS”) on July 17, 2003 and were listed and traded on the New York Stock Exchange (the “NYSE”). The MOTC sold common shares of Chunghwa by auction in the ROC on August 9, 2005 and completed the second international offering on August 10, 2005. Upon completion of the share transfers associated with these offerings on August 12, 2005, the MOTC owned less than 50% of the outstanding shares of Chunghwa and completed the privatization plan.

Senao International Co., Ltd. (“SENAO”) was incorporated in 1979. SENAO engages mainly in selling and maintaining mobile phone and its peripheral products. Chunghwa acquired 31.33% shares of SENAO on January 15, 2007 and has substantial control in SENAO by obtaining half of the seats of the board of directors of SENAO on April 12, 2007.

Senao International (Samoa) Holding Ltd. (SIS) was established by SENAO in 2009. SIS engages mainly in international investment activities.

Senao International HK Limited (SIHK) was established by SIS in 2009. SIHK engages mainly in international investment activities.

Senao Trading (Fujian) Co., Ltd. (“STF”) was established by SIHK in 2011. STF engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SITS”) was established by SIHK in 2011. SITS engages mainly in sale of information and communication technology products.

Senao International Trading (Shanghai) Co., Ltd. (“SEITS”) was established by SIHK in 2011. SEITS engages mainly in provision of information and communication maintenance services.

The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

Senao International Trading (Jiangsu) Co., Ltd. (“SITJ”) was established by SIHK in 2011. SITJ engages mainly in sale of information and communication technology products.

Chunghwa established Chunghwa International Yellow Pages Co., Ltd. (“CIYP”) in January 2007. CIYP engages mainly in yellow pages sales and advertisement services.

CHIEF Telecom Inc. (“CHIEF”) was incorporated in 1991. CHIEF engages mainly in internet communication and internet data center (“IDC”) service. Chunghwa acquired 70% shares of CHIEF on September 2006.

Unigate Telecom Inc. (“Unigate”) was established by CHIEF in 1999. Unigate engages mainly in telecommunication and information software service.

CHIEF Telecom (Hong Kong) Limited (“CHIEF (HK)”) was established by CHIEF in 2003. CHIEF (HK) engages mainly in internet communication and internet data center (“IDC”) service. On August 20, 2009, the stockholders of CHIEF (HK) resolved to dissolve CHIEF (HK). CHIEF (HK) completed the liquidation procedures and obtained the required approval from local government on September 24, 2010.

Chief International Corp. (“CIC”) was established by CHIEF in 2008. CIC engages mainly in internet communication and internet data center (“IDC”) service.

Chunghwa System Integration Co., Ltd. (“CHSI”) was incorporated in 2002. CHSI engages mainly in providing communication and information integration services. Chunghwa has acquired 100% shares of CHSI in December 2007.

Concord Technology Co., Ltd. (“Concord”), a subsidiary of CHSI, was incorporated in 2006. Concord engages mainly in investment.

Glory Network System Service (Shanghai) Co., Ltd. (“GNSS (Shanghai)”), a subsidiary of Concord, was incorporated in 2006. GNSS (Shanghai) engages mainly in planning and designing of systems and communications and information integration services.

Chunghwa Telecom Global, Inc. (“CHTG”) was incorporated in 2004. CHTG engages mainly in international data and internet services and long distance call wholesales to carriers. Chunghwa acquired 100% shares of CHTG in December 2007.

Donghwa Telecom Co., Ltd. (“DHT”) was incorporated in 2004. DHT engages mainly in international telecommunications, IP fictitious internet and internet transfer services. Chunghwa acquired 100% shares of DHT in December 2007.

Spring House Entertainment Tech. Inc. (“SHE”) was incorporated in 2000. SHE engages mainly in network services, producing digital entertainment content and broadband visual sound terrace development. SHE was an equity method investee before Chunghwa obtained a controlling interest over it in January 2008.

Ceylon Innovation Co., Ltd. (“CEI”) was established by SHE in April 2011. CEI has not started its operation and will engage mainly in international trade, general advertisement and book publishing service.

Chunghwa established Light Era Development Co., Ltd. (“LED”) in January 2008. LED engages mainly in development of property for rent and sale.

Yao Yong Real Property Co., Ltd. (“YYRP”) was incorporated in 2002. YYRP engages mainly in real estate management and leasing business. LED acquired 100% ownership interest of YYRP on March 1, 2010.

Chunghwa established Chunghwa Telecom Singapore Pte. Ltd. (“CHTS”) in July 2008. CHTS engages mainly in telecommunication wholesale, internet transfer services, international data, long distance call wholesales to carriers and the world satellite business.

Chunghwa established Chunghwa Telecom Japan Co., Ltd. (“CHTJ”) in October 2008. CHTJ engages mainly in telecommunication business, information processing and information providing service, development and sale of software and consulting services in telecommunication.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (“IISI”). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and a loss of $841 thousand was realized as a result of the deconsolidation and going forward the investment is accounted for as an equity method investment.

Chunghwa Investment Co., Ltd. (“CHI”) was established in 2002. CHI engages mainly in professional investing in telecommunication business, and telecommunication valued-added services. CHI was equity-method investee of the parent company. Chunghwa acquired over 50% shares of CHI on September 2009.

Chunghwa Precision Test Tech. Co., Ltd. (“CHPT”) was established in 2005 as the subsidiary of CHI. CHPT engages mainly in production and marketing in semiconductor testers and printed circuit board.

Chunghwa Precision Test Tech. USA Corporation (“CHPT (US)”) was established by CHPT in 2010. CHPT (US) engages mainly in production and marketing in semiconductor testers and printed circuit boards.

Chunghwa Investment Holding Company (“CIHC”) was established by CHI in 2004. CIHC engages mainly in general investment activities.

CHI One Investment Co., Ltd. (COI) was established by CIHC in 2009. COI engages mainly in investment activities.

Chunghwa has established New Prospect Investments Holdings Ltd. (“New Prospect”) in March 2006. The holding company is operating as investment company and Chunghwa has 100% ownership interest in an amount of US$1 in the holding company as of June 30, 2011.

Chunghwa has established Prime Asia Investments Group Ltd. (“Prime Asia”) in March 2006. Prime Asia engages mainly in investment activities.

Chunghwa Hsingta Company Ltd. (“CHC”) was established by Prime Asia in December 2010. CHC engages mainly in investment activities.

Chunghwa Telecom (China) Co., Ltd. (“CTC”) was established by CHC in March 2011. CTC engages mainly in energy conserving and providing services of planning, design, and intergration of information systems.

Chunghwa has established Chunghwa Telecom Vietnam Co., Ltd. (“CHTV”) in May 2011. CHTV engages mainly in providing information and communications technology, international circuit, and intelligent energy network service.

As of June 30, 2011 and 2010, the Company had 28,093 and 27,608 employees, respectively.

The following diagram presents information regarding the relationship and ownership percentages between Chunghwa and its subsidiaries as of June 30, 2011:

Chunghwa together with its subsidiaries are hereinafter referred to collectively as the “Company”. Minority interests in the aforementioned subsidiaries are presented as a separate component of stockholders’ equity.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements were prepared in conformity with the Guidelines Governing the Preparation of Financial Reports by Securities Issuers and accounting principles generally accepted in the ROC (“ROC GAAP”). The significant accounting policies are summarized as follows:

Principle of Consolidation

The Company accounts for business combinations in accordance with the requirements of the Statement of Financial Accounting Standards No. 25, “Business Combinations”.

The accompanying consolidated financial statements include the accounts of all directly and indirectly majority owned subsidiaries of the Company, and the accounts of investees in which the Company’s ownership percentage is less than 50% but over which the Company has a controlling interest. All significant intercompany transactions and balances are eliminated upon consolidation.

The consolidated financial statements for the six months ended June 30, 2011 include the accounts of Chunghwa, SENAO, SIS, SIHK, STF, SITS, SITJ, SEITS, CIYP, CHIEF, Unigate, CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, CEI, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CHPT (US), CIHC, COI, New Prospect, Prime Asia, CHC, CTC, and CHTV. The accounts of IISI, IESA and IEHK were deconsolidated on June 24, 2011 (see Note 1). The consolidated financial statements for the six months ended June 30, 2010 include the accounts of Chunghwa, SENAO, SIS, SIHK, CIYP, CHIEF, Unigate, CHIEF (HK), CIC, CHSI, Concord, GNSS (Shanghai), CHTG, DHT, SHE, LED, YYRP, CHTS, CHTJ, IISI, IESA, IEHK, CHI, CHPT, CIHC, COI, New Prospect and Prime Asia.

For foreign subsidiaries using their local currency as their functional currency, assets and liabilities are translated into New Taiwan dollars at the exchange rates in effect on the balance sheet date; stockholders’ equity accounts are translated into New Taiwan dollars at historical exchange rates and income statement accounts are translated into New Taiwan dollars at average exchange rates during the period.

Foreign-currency Transactions

Foreign-currency transactions other than derivative contracts are recorded in New Taiwan dollars at the rates of exchange in effect when the transactions occur. Exchange gains or losses derived from foreign-currency transactions or monetary assets and liabilities denominated in foreign currencies are recognized in earnings. At the balance sheet date, monetary assets and liabilities denominated in foreign currencies are revalued at prevailing exchange rates with the resulting gains or losses recognized in earnings.

At the balance sheet date, foreign-currency nonmonetary assets (such as equity instruments) and liabilities that are measured at fair value are revalued using prevailing exchange rates. When a gain or loss on a nonmonetary item is recognized in stockholders’ equity, any exchange component of that gain or loss shall be recognized in stockholders’ equity. Conversely, when a gain or loss on a non-monetary item is recognized in earnings, any exchange component of that gain or loss shall be recognized in earnings.

Foreign-currency nonmonetary assets and liabilities that are carried at cost continue to be stated at exchange rates at trade dates.

The financial statements of foreign equity investees and consolidated subsidiaries are translated into New Taiwan dollars at the following exchange rates. Assets and liabilities - spot rates at period-end; stockholders’ equity - historical rates, income and expenses - average rates during the period.

The resulting translation adjustments of financial statements shall be recorded as cumulative translation adjustments, a separate component of stockholders’ equity.

Accounting Estimates

Under above guidelines, law and principles, certain estimates and assumptions have been used for the allowance for doubtful accounts, allowance for loss on inventories, depreciation of property, plant and equipment, impairment of assets, bonuses to employees, directors and supervisors, pension cost, income tax, etc. Actual results may differ from these estimates.

Current and Noncurrent Assets and Liabilities

Current assets include cash and cash equivalents, and those assets held primarily for trading purposes or to be realized, sold or consumed within one year from the balance sheet date. All other assets are classified as noncurrent. Current liabilities are obligations incurred for trading purposes or to be settled within one year from the balance sheet date. All other liabilities are classified as noncurrent.

LED engages mainly in development of property for rent and sale. The assets and liabilities of LED related to property development within its operating cycle, which is over one year, are classified as current items. Assets and liabilities related to property development over its operating cycle are classified as noncurrent items.

Cash Equivalents

Cash equivalents are commercial paper and treasury bills purchased with maturities of three months or less from the date of acquisition. The carrying amount approximates fair value.

Financial Assets and Liabilities at Fair Value Through Profit or Loss

Financial instruments classified as financial assets or financial liabilities at fair value through profit or loss (“FVTPL”) include financial assets or financial liabilities held for trading and are designated as at FVTPL on initial recognition. The Company recognizes a financial asset or a financial liability when the Company becomes a party to the contractual provisions of the financial instrument. A financial asset is derecognized when the Company losses control of its contractual rights over the financial asset. A financial liability is derecognized when the obligation specified in the relevant contract is discharged, cancelled or expired.

Financial instruments at FVTPL are initially measured at fair value. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities at FVTPL are recognized as expenses as incurred. Financial assets or financial liabilities at FVTPL are remeasured at fair value, subsequently with changes in fair value recognized in earnings. Cash dividends received subsequently (including those received in the period of investment) are recognized as income. On derecognition of a financial asset or a financial liability, the difference between its carrying amount and the sum of the consideration received and receivable or consideration paid and payable is recognized in earnings. Regular way purchases or sales of financial assets are accounted for using trade date accounting.

Derivatives that do not meet the criteria for hedge accounting are classified as financial assets or financial liabilities held for trading. When the fair value is positive, the derivative is recognized as a financial asset; when the fair value is negative, the derivative is recognized as a financial liability.

Fair values of financial assets and financial liabilities at the balance sheet date are determined as follows: forward exchange contracts and currency swap contracts are estimated by valuation techniques; index future contracts are determined at their market quotation on the balance sheet date; bonds are based on prices quoted by GreTai Securities Market (GTSM).

Available-for-sale Financial Assets

Available-for-sale financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Changes in fair value from subsequent remeasurement are reported as a separate component of stockholders’ equity. The corresponding accumulated gains or losses are recognized in earnings when the financial asset is derecognized from the balance sheet. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

The recognition and derecognition of available-for-sale financial assets are the same with those of financial assets at FVTPL.

Fair values are determined as follows: Listed stocks - at closing prices at the balance sheet date; open-end mutual funds - at net asset values at the balance sheet date; bonds - quoted at prices provided by the Taiwan GreTai Securities Market; and financial assets and financial liabilities without quoted prices in an active market - at values determined using valuation techniques.

Cash dividends are recognized in earnings on the ex-dividend date, except for the dividends declared before acquisition which are treated as a reduction of investment cost. Stock dividends are recorded as an increase in the number of shares and do not affect investment income. The total number of shares subsequent to the increase of stock dividends is used for recalculate cost per share. The difference between the initial carrying amount of a debt instrument and its maturity amount is amortized using the effective interest method, with the amortized interest recognized in profit or loss.

An impairment loss is recognized when there is objective evidence that the financial asset is impaired. If, in a subsequent period, the amount of the impairment loss decreases, for equity securities, the previously recognized impairment loss is reversed to the extent of the decrease and recorded as an adjustment to stockholders’ equity; for debt securities, the amount of the decrease is recognized in earnings, provided that the decrease is clearly attributable to an event which occurred after the impairment loss was recognized.

Held-to-maturity Financial Assets

Held-to-maturity financial assets are carried at amortized cost using the effective interest method. Those financial assets are initially recognized at fair value plus transaction costs that are directly attributable to the acquisition. Gains and losses are recognized at the time of derecognition, impairment or amortization. A regular way purchase or sale of financial assets is accounted for using trade date accounting.

If there is objective evidence which indicates that a financial asset is impaired, a loss is recognized. If, in a subsequent period, the amount of the impairment loss decreases and the decrease is clearly attributable to an event which occurred after the impairment loss was recognized, the previously recognized impairment loss is reversed to the extent of the decrease. The reversal may not result in a carrying amount that exceeds the amortized cost that would have been determined as if no impairment loss had been recognized.

Financial Assets Carried at Cost

Investments in equity instruments with no quoted prices in an active market and with fair values that cannot be reliably measured, such as non-publicly traded stocks and stocks traded in the Emerging Stock Market, are measured at their original cost. The accounting treatment for dividends on financial assets carried at cost is the same with that for dividends on available-for-sale financial assets. An impairment loss is recognized when there is objective evidence that the asset is impaired. A reversal of this impairment loss is disallowed.

Impairment of Accounts Receivable

An allowance for doubtful accounts is provided on the basis of a review of the collectibility of accounts receivable before January 1, 2011. The Company assesses the probability of collections of accounts receivable by examining the aging analysis of the outstanding receivables and assessing the value of the collateral provided by customers.

On January 1, 2011, the Company adopted the third-time revised Statement of Financial Accounting Standards (SFAS) No. 34, “Financial Instruments: Recognition and Measurement.” One of the main revisions is that the impairment of receivables originated by the Company should be covered by SFAS No. 34. Accounts receivable are assessed for impairment at the end of each reporting period and considered to be impaired when there is objective evidence that, as a result of one or more events that occurred after the initial recognition of the accounts receivable, the estimated future cash flows of the asset have been affected.

The amount of the impairment loss recognized is the difference between the asset carrying amount and the present value of estimated future cash flows, after taking into account the related collateral and guarantees, discounted at the receivable’s original effective interest rate.

The carrying amount of the accounts receivable is reduced through the use of an allowance account.

Inventories

Inventories including merchandise and work-in-process are stated at the lower of cost (weighted-average cost) or net realizable value item by item, except for those that may be appropriate to group items of similar or related inventories. Net realizable value is the estimated selling price of inventories less all estimated costs of completion and costs necessary to make the sale. The calculation of the cost of inventory is derived using the weighted-average method.

Buildings and Lands Consigned to Constructing Firm

Inventories of LED are stated at the lower of cost or net realizable value item by item, except for those that may be appropriate to group as similar items or related inventories. Land acquired before the construction is classified as land held for development, and then reclassified as land held under development after LED begins its construction project. Prepayment for licensing and other miscellaneous costs have been capitalized as part of inventory.

When using the completed-contract method for its construction projects, LED recognizes the proceeds from customers as advances from customers for land and building before the construction project is completed. After completion of the construction project and ownership is transferred to the customers, LED recognizes the relevant revenues.

When using percentage-of-completion method, profits are recorded based on LED’s estimates of the percentage of completion of individual contracts, commencing when the work performed under the contracts reaches a point where the final costs can be estimated with reasonable accuracy. Changes in job performance, job conditions and estimated profitability may result in revisions to costs and income and are recognized in the period in which the revisions are determined. If the current estimates of total contract revenue and contract cost indicate a loss, a provision for the entire loss on the contract is recorded in the period in which it becomes evident.

The percentage of completion is measured based on the completion of the contract milestones predetermined by the architects and engineers. Construction in progress is stated at cost plus (less) amounts associated with estimated profit (loss) recognized on the basis of the percentage-of-completion method.

Investments Accounted for Using Equity Method

Investments in companies in which the Company exercises significant influence over the operating and financial policy decisions are accounted for by the equity method. Under the equity method, the investment is initially stated at cost and subsequently adjusted for its proportionate share in the net earnings of the investee companies. Any cash dividends received are recognized as a reduction in the carrying value of the investments.

Gains or losses on sales from the Company to equity method investees wherein Chunghwa exercises significant influence over these equity method investees are deferred in proportion to the Company’s ownership percentage in the investees until such gains or losses are realized through transactions with third parties. Gains or losses on sales from equity method investees to Chunghwa are deferred in proportion to Chunghwa’s ownership percentages in the investees until they are realized through transactions with third parties.

When the Company subscribes for additional investees shares at a percentage different from its existing ownership percentage, the resulting carrying amount of the investment in the investee differs from the amount of the Company share of the investee’s equity. The Company records such a difference as an adjustment to long-term investments with the corresponding amount charged or credited to additional paid-in capital to the extent available, with the balance charged to retained earnings.

Property, Plant and Equipment

Property, plant and equipment are stated at cost plus a revaluation increment, if any, less accumulated depreciation and accumulated impairment loss. The interest costs that are directly attributable to the acquisition, construction of a qualifying asset are capitalized as property, plant and equipment. Major renewals and betterments are capitalized, while maintenance and repairs are expensed as incurred.

When an indication of impairment is identified, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, net of depreciation, as if no impairment loss had been recognized.

An impairment loss on a revalued asset is charged to “unrealized revaluation increment” under equity to the extent available, with the balance recognized as a loss in earnings. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment loss could be reversed and recognized as a gain, with the remaining credited to “unrealized revaluation increment”.

Depreciation expense is computed using the straight-line method over the following estimated service lives: land improvements - 10 to 30 years; buildings - 3 to 60 years; computer equipment - 2 to 15 years; telecommunication equipment - 2 to 30 years; transportation equipment - 3 to 10 years; and miscellaneous equipment - 2 to 12 years.

Upon sale or disposal of property, plant and equipment, the related cost, accumulated depreciation, accumulated impairment losses and any unrealized revaluation increment are deducted from the corresponding accounts, and any gain or loss is recorded as non-operating gains or losses in the period of sale or disposal.

Intangible Assets

Intangible assets mainly including 3G Concession, computer software, patents and goodwill.

The 3G Concession is valid through December 31, 2018. The 3G Concession fee is amortized on a straight-line basis from the date operations commence through the date the license expires. Computer software costs and patents are amortized using the straight-line method over the estimated useful lives of 2 to 20 years.

Expenditure on research shall be expensed as incurred. Development costs are capitalized when those costs meet relative criteria and are amortized using the straight-line method over estimated useful lives. Development costs that do not meet relative criteria shall be expensed as incurred.

When an indication of impairment is identified for intangible assets other than goodwill, any excess of the carrying amount of an asset over its recoverable amount is recognized as a loss. If the recoverable amount increases in a subsequent period, the amount previously recognized as impairment would be reversed and recognized as a gain. However, the adjusted amount may not exceed the carrying amount that would have been determined, as if no impairment loss had been recognized.

Goodwill represents the excess of the consideration paid for business acquisition over the fair value of identifiable net assets acquired. Goodwill is tested for impairment annually. If an event occurs or circumstances change which indicates that the fair value of goodwill is below its carrying amount, an impairment loss is recognized. A subsequent reversal of such impairment loss is not allowed.

Idle Assets

Idle assets are carried at the lower of recoverable amount or carrying amount.

Pension Costs

For defined benefit pension plans, net periodic pension benefit cost is recorded in the consolidated statement of income and includes service cost, interest cost, expected return on plan assets, amortization of prior service costs, amortization of pension gains (losses) and curtailment or settlement gains (losses).

The Company recognizes into income, any unrecognized actuarial net gains or losses that exceed 10% of the larger of projected benefit obligations or plan assets, defined as the “corridor”. Amounts inside this 10% corridor are amortized over the average remaining service life of active plan participants. Actuarial net gains and losses occur when actual experience differs from any of the many assumptions used to value the plans. Differences between the expected and actual returns on plan assets and changes in interest rate, which affect the discount rate used to value projected plan obligations, can have a significant impact on the calculation of pension net gains and losses from year to year.

The curtailments and settlement gains (losses) resulted from Chunghwa’s early retirement programs. Curtailment/settlement gains or losses are equal to the changes of underfunded status plus the a pro rata portion of the unrecognized prior service cost, unrecognized net gains (losses), and unrecognized transition obligations/assets, before the settlement/curtailment event multiplied by the percentage reduction in projected benefit obligation.

The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon retirement based on estimated future compensation levels.

The carrying amount of accrued pension liability should be the sum of the following amounts when the calculation is positive: (a) projected benefit obligation as of balance sheet date, (b) minus (plus) unamortized actuarial loss (gain), (c) minus unamortized prior service cost, and (d) minus the fair value of plan assets. If the amount determined by above calculation is negative, it is viewed as prepaid pension cost. The prepaid pension cost is measured at the lower of: (a) the amount determined above, and (b) the sum of the following amounts: (i) unamortized actuarial loss, (ii) unamortized prior service cost, and (iii) the present value of refunds from the plan or reductions in future contributions to the plan.

The measurement of benefit obligations and net periodic cost (income) is based on estimates and assumptions approved by the company’s management such as compensation, age and seniority, as well as certain assumptions, including estimates of discount rates, expected return on plan assets and rate of compensation increases.

For employees under defined contribution pension plans, pension costs are recorded based on the actual contributions made to employees’ individual pension accounts during their service periods.

Income Tax

The Company applies inter-period allocations for its income tax, whereby deferred income tax assets and liabilities are recognized for the tax effects of temporary differences and unused tax credits. Valuation allowances are provided to the extent, if any, that it is more likely than not that deferred income tax assets will not be realized. A deferred tax asset or liability is classified as current or noncurrent in accordance with the classification of its related asset or liability. However, if a deferred tax asset or liability does not relate to an asset or liability in the financial statements, then it is classified as either current or noncurrent based on the expected length of time before it is realized or settled.

Any tax credits arising from research and development expenditures are recognized using the flow-through method.

Adjustments of prior years’ tax liabilities are added to or deducted from the current year’s tax provision.

Income taxes (10%) on undistributed earnings is recorded in the year of stockholders approval which is the year subsequent to the year the earnings are generated.

Share-based Compensation

Employee stock options granted on or after January 1, 2008 are accounted for using fair value method in accordance with SFAS No. 39, “Accounting for Share-based Payment.” The adoption of SFAS No. 39 did not have any impact on the Company.

Employee stock options granted between January 1, 2004 and December 31, 2007 were accounted for under the interpretations issued by the Accounting Research and Development Foundation (the “ARDF”). The Company adopted the intrinsic value method, under which compensation cost was amortized over the vesting period.

Revenue Recognition

Revenues are recognized when they are realized or realizable and earned. Revenues are realized or realizable and earned when the Company has persuasive evidence of an arrangement, the goods have been delivered or the services have been rendered to the customer, the sales price is fixed or determinable and collectibility is reasonably assured.

Revenue is measured at the fair value of the consideration received or receivable and represents amounts agreed between the Company and the customers for goods sold in the normal course of business, net of sales discounts and volume rebates. For trade receivables due within one year from the balance sheet date, as the nominal value of the consideration to be received approximates its fair value and transactions are frequent, fair value of the consideration is not determined by discounting all future receipts using an imputed rate of interest.

Usage revenues from fixed-line services (including local, domestic long distance and international long distance), cellular services, internet and data services, and interconnection and call transfer fees from other telecommunications companies and carriers are billed in arrears and are recognized based upon minutes of traffic processed when the services are provided in accordance with contract terms.

Other revenues are recognized as follows: (a) one-time subscriber connection fees (on fixed-line services) are deferred and recognized over the average expected customer service periods, (b) monthly fees (on fixed-line services, wireless and Internet and data services) are accrued every month, and (c) prepaid services (fixed-line, cellular and Internet) are recognized as income based upon actual usage by customers or when the right to use those services expires.

Where the Company enters into transactions which involve both the provision of air time bundled with products such as 3G data card and handset, total consideration received from handsets in these arrangements are allocated and measured using units of accounting within the arrangement based on relative fair values limited to the amount that is not contingent upon the delivery of other items or services.

Where the Company sells products to third party cellular phone stores the Company records the direct sale of the products, typically handsets, as gross revenue when the Company is the primary obligor in the arrangement and when title is passed and the products are accepted by the stores.

Expense Recognition

The costs of providing services are recognized as incurred.

3.	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES

The Company adopted the newly-revised Statements of Financial Accounting Standards No. 34, “Financial Instruments,” (“SFAS No. 34”) beginning from January 1, 2011. When an enterprise adopts the revised provisions, the initial recognition of loans and receivables shall be accounted for under SFAS No. 34. There is no effect on the consolidated net income and after-tax basic earnings per share for the six months ended June 30, 2011.

4.	CASH AND CASH EQUIVALENTS

	June 30
	2011	2010

Cash
Cash on hand	$178,242	$146,938
Bank deposits	7,726,228	8,591,310
Negotiable certificate of deposit, annual yield rate - ranging from 0.63%-0.84% and 0.37%-0.85% for 2011 and 2010, respectively	65,750,000	69,600,761

	73,654,470	78,339,009

Cash equivalents
Commercial paper, annual yield rate - ranging from 0.45%-0.63% and 0.25%-0.33% for 2011 and 2010, respectively	6,463,351	10,858,014
Treasury bills, annual yield rate - ranging from 0.56% and 0.25%- 0.28% for 2011 and 2010, respectively	1,338,732	3,582,263

	7,802,083	14,440,277

	$81,456,553	$92,779,286

5.	FINANCIAL ASSETS AND LIABILITIES AT FAIR VALUE THROUGH PROFIT OR LOSS

	June 30
	2011	2010

Derivatives - financial assets
Currency swap contracts	$8,615	$—
Forward exchange contracts	—	498
Index future contracts	—	31

	8,615	529
Designated financial assets at fair value through profit or loss
Convertible bonds	78,139	39,640

	$86,754	$40,169

Derivatives - financial liabilities
Forward exchange contracts	$1,105	$—
Currency swap contracts	974	23,656

	$2,079	$23,656

The Company entered into currency swap contracts, forward exchange contracts and index future contracts to reduce its exposure to foreign currency risk and variability in operating results due to fluctuations in exchange rates and stock prices. However, the aforementioned derivatives did not meet the criteria for hedge accounting and were classified as financial assets or financial liabilities held for trading.

Outstanding currency swap contracts and forward exchange contracts as of June 30, 2011 and 2010:

			Contract Amount
	Currency	Maturity Period	(In Thousands)

June 30, 2011

Currency swap contracts	US$/NT$	2011.07, 09	US$	52,000/NT$1,505,348
	US$/NT$	2011.08	US$	10,000/NT$286,899
Forward exchange contracts - buy	NT$/US$	2011.07	NT$	236,986/US$8,200

June 30, 2010

Currency swap contracts	US$/NT$	2010.07	US$	45,000/NT$1,426,395
Forward exchange contracts - buy	NT$/US$	2010.07	NT$	76,956/US$2,400

The company did not have any outstanding index future contracts on June 30, 2011.

Outstanding index future contracts on June 30, 2010 were as follows:

			Contract
			Amount
	Maturity Period	Units	(In Thousands)

June 30, 2010

TAIEX futures	2010.07	12	NT$	17,198

As of June 30, 2010, the deposits paid for index future contracts were $924 thousand.

The convertible bonds owned by subsidiaries are hybrid financial instruments that are designated to be measured at fair value and changes in fair value are recognized in earnings.

Net gain (loss) arising from financial assets and liabilities at fair value through profit or loss for the six months ended June 30, 2011 and 2010 were $14,009 thousand (including realized settlement gain of $44,453 thousand and valuation loss of $30,444 thousand) and $(6,212) thousand (including realized settlement gain of $25,306 thousand and valuation loss of $31,518 thousand), respectively.

6.	AVAILABLE-FOR-SALE FINANCIAL ASSETS

	June 30
	2011	2010

Open-end mutual funds	$2,315,658	$6,009,788
Domestic listed stocks	515,565	321,681
Corporate bonds	101,644	102,799

	2,932,867	6,434,268
Less: Current portion	2,878,467	6,434,268

	$54,400	$—

Movements of unrealized gain (loss) on available-for-sale financial assets were as follows:

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$176,048	$(447,129)
Recognized in stockholders’ equity	(62,819)	(502,191)
Transferred to profit or loss	2,179	38,155

Balance, end of period	$115,408	$(911,165)

7.	HELD-TO-MATURITY FINANCIAL ASSETS

	June 30
	2011	2010

Corporate bonds, nominal interest rate ranging from 1.20%-2.95% and 0.77%-4.75% for 2011 and 2010, respectively; effective interest rate ranging from 1.00%-2.95% and 0.50%-2.95% for 2011 and 2010, respectively	$12,346,982	$7,639,850
Bank debentures, nominal interest rate ranging from 1.37%-2.11% and 1.87%-2.11% for 2011 and 2010, respectively; effective interest rate ranging from 1.25%-2.45% and 1.14%-2.90% for 2011 and 2010, respectively	1,106,297	498,467

	13,453,279	8,138,317
Less: Current portion	2,174,334	1,190,089

	$11,278,945	$6,948,228

8.	ALLOWANCE FOR DOUBTFUL ACCOUNTS

	Six Months Ended June 30
	2011	2010

Balance, beginning of period	$2,551,464	$2,798,679
Provision for doubtful accounts	72,832	184,357
Accounts receivable written off	(131,442)	(267,919)
Impact on changes of consolidated subsidiaries	1,747	—

Balance, end of period	$2,494,601	$2,715,117

9.	OTHER MONETARY ASSETS - CURRENT

	June 30
	2011	2010

Accrued custodial receipts from other carriers	$8,575	$498,910
Other	2,278,239	2,229,855

	$2,286,814	$2,728,765

10.	INVENTORIES

	June 30
	2011	2010

Merchandise	$2,910,391	$1,907,431
Work in process	843,547	367,233

	3,753,938	2,274,664
Construction in progress	544,697	—
Land held under development	495,513	803,620
Land held for sale	454,065	—
Land held for development	35,816	469,874
Prepayment for construction	—	79,876

	$5,284,029	$3,628,034

The operating costs related to inventories were $15,481,412 thousand and $12,370,431 thousand for the six months ended June 30, 2011 and 2010, which included valuation loss on inventories of $320,296 thousand and $61,272 thousand, respectively.

Land held for sale on June 30, 2011 was for Wan-Xi project $421,608 thousand and Li-Shui (B) project $32,457 thousand. Both projects were completed before June 30, 2011.

Land held under development and construction in progress on June 30, 2011 was for Guang-Diang, Li-Shui (A), and Covent projects. Guang-Diang and Li-Shui (A) projects are expected to be completed in 2012. Covent Project is expected to be completed in 2011.

LED recognizes the relevant revenues of Guang-Diang Project by percentage of completion method. The related information were as follows (in thousands):

June 30, 2011

Percentage of completion method

Guang-Diang project
Contract price	$983,129

Estimated construction cost	$425,258

Land held under development	$64,987

Construction in progress
Construction cost	$240,365
Recognized cumulative gain	300,971

Total	$541,336

Deferred marketing expenses (classified as other current assets)	$27,444

Advance from land and building (classified as other current liabilities)	$171,989

Percentage of completion	64%
Expected year of completion	2012

Land held under development on June 30, 2010 was for Guang-Diang project $64,987 thousand, Wan-Xi project $706,176 thousand and Li-Shui (B) project $32,457 thousand.

11.	OTHER CURRENT ASSETS

	June 30
	2011	2010

Prepaid expenses	$3,043,504	$2,683,586
Spare parts	2,556,054	2,264,197
Prepaid rents	844,584	909,830
Miscellaneous	624,957	674,434

	$7,069,099	$6,532,047

12.	INVESTMENTS ACCOUNTED FOR USING EQUITY METHOD

	June 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Non-listed
Taiwan International Standard Electronics Co., Ltd. (“TISE”)	$548,719	40	$508,841	40
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	411,995	38	410,268	38
Senao Networks, Inc. (“SNI”)	300,207	41	288,051	41
International Integrated System, Inc. (“IISI”)	251,264	33	—	—
Viettel-CHT Co., Ltd. (“Viettel-CHT”)	245,265	30	273,140	30
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	112,079	40	—	—
Skysoft Co., Ltd. (“SKYSOFT”)	97,455	30	87,234	30
KingWaytek Technology Co., Ltd. (“KWT”)	66,243	33	64,834	33
So-net Entertainment Taiwan Limited (“So-net”)	31,532	30	26,155	30
HopeTech Technologies Limited (“HopeTech”)	19,117	45	—	—
Tatung Technology Inc.	18,825	28	17,037	28
Xiamen Sertec Business Technology Co., Ltd. (“Sertec”)	3,924	49	12,620	49
Panda Monium Company Ltd.	—	43	—	43

	2,106,625		1,688,180
Prepaid investment
Chunghwa Sochamp Technology Inc. (“CHST”)	20,400	—	—	—

	$2,127,025		$1,688,180

SIS invested in HopeTech on September 2010 by investing $21,177 thousand cash to acquire 45% of its shares. HopeTech engages mainly in information technology services and sale of communication products.

InfoExplorer Co., Ltd. (“IFE”) issued new shares as the consideration to merge with International Integrated System Inc. and e-ToYou International, Inc. on April 1, 2011. After the merger, IFE became the surviving entity and was renamed as International Integrated System, Inc. (IISI). International Integrated System, Inc. and e-ToYou International, Inc. were dissolved. As a result of the additional shares being issued by IFE in connection with this transaction, Chunghwa’s ownership interest in IISI decreased from 49% to 33% after the merger, and after the stockholders’ meeting of IISI on June 24, 2011, Chunghwa lost control of the board of directors. Due to this loss of control, IISI was deconsolidated and a loss of $841 thousand was realized as a result of the deconsolidation and going forward the investment is accounted for as an equity method investment.

Chunghwa, President Chain Store Corporation and EasyCard Corporation established a joint venture, DZIM, in May 2011. Chunghwa invested $114,640 thousand cash and held 40% ownership of DZIM. DZIM engages mainly in information technology service and general advertisement service.

COI established Sertec with Xiamen Information Investment Co., Ltd. in 2010, by investing $13,862 thousand cash and held 49% ownership of Sertec. Sertec engages mainly in customer service and platform rental activities.

Chunghwa has prepaid $20,400 thousand cash to invest in CHST in June 2011. The ownership of CHST is 51%. CHST has completed the registration procedure on July 1, 2011. CHST mainly engages in license plate recognition system.

The equity in earnings and losses for the six months ended June 30, 2011 and 2010 were based on the audited financial statements.

13.	FINANCIAL ASSETS CARRIED AT COST

	June 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

Non-listed
Taipei Financial Center Corp. (“TFC”)	$1,789,530	12	$1,789,530	12
Industrial Bank of Taiwan II Venture Capital Co., Ltd. (“IBT II”)	200,000	17	200,000	17
Global Mobile Corp. (“GMC”)	127,018	8	127,018	11
iD Branding Ventures (“iDBV”)	99,504	11	99,504	11
Procrystal Technology Co., Ltd.	78,000	2	—	—
Tons Lightology Inc.	66,150	4	—	—
UniDisplay Inc.	55,450	3	46,000	3
Innovation Works Development Fund, L.P. (“IWDF”)	38,035	6	38,035	13
RPTI Intergroup International Ltd. (“RPTI”)	34,500	10	34,500	10
Innovation Works Limited	31,391	2	10,565	2
Aide Energy (Cayman) Holding Co., Ltd.	29,940	1	—	—
Alder Optomechanical Corp.	29,750	—	—	—
VisEra Technologies Company Ltd.	29,371	—	—	—
Ultra Fine Optical Technology Co., Ltd.	27,000	8	—	—
CQi Energy Infocom Inc. (“CQi”)	20,000	18	20,000	18
Taimide Technology Ltd.	19,923	1	7,200	1
Hiroca Holdings Ltd.	17,847	—	—	—
Lextar Electronics Corp.	16,243	—	13,753	—
Digimax Inc. (“DIG”)	15,080	4	23,935	4
Huga Optotech Inc.	12,870	—	10,477	—
N.T.U Innovation Incubation Corporation	12,000	9	12,000	9
CoaTronics Inc.	12,000	9	12,000	9
Win Semiconductors Corp.	10,555	—	10,555	—
Optivision Technology Inc.	10,188	—	10,188	—

(Continued)

	June 30
	2011		2010
	Carrying Amount	% of Ownership	Carrying Amount	% of Ownership

A2peak Power Co., Ltd. (“A2P”)	$9,858	3	$27,500	3
Tatung Fine Chemicals Co.	9,135	—	8,023	—
SuperAlloy Industrial Co., Ltd.	7,124	—	2,214	—
DelSolar Co., Ltd.	6,096	—	6,096	—
Cando Corporation	4,947	—	4,947	—
ChipSip Technology Co. (“ChipSip”)	4,370	1	22,750	3
Subtron Technology Co., Ltd.	3,653		3,289	—
3 Link Information Service Co., Ltd.	3,450	10	3,450	10
G-Tech Optoelectronics Corp.	1,747	—	—	—
XinTec Inc.	1,078	—	1,078	—
Giga Solar Materials Corp.	—	—	56,807	2
Crystal Media Inc. (“CMI”)	—	—	11,642	5
Daxon Technology Corporation	—	—	9,593	—
Edison Opto Corporation	—	—	7,925	—
Champion Microelectronic Corp.	—	—	6,125	—
J Touch Corporation	—	—	4,161	—
Taidoc Technology Corporation	—	—	3,498	—
eMemory Technology Inc.	—	—	2,733	—
Essence Technology Solution, Inc. (“ETS”)	—	7	—	9
eASPNet Inc.	—	2	—	2

	$2,833,803		$2,647,091

(Concluded)

After evaluating the financial assets carried at cost, CHI determined the investments in ChipSip, CMI, A2P, and DIG were impaired and recognized impairment losses of $12,969 thousand, $9,370 thousand, $16,038 thousand and $20,920 thousand for the year ended December 31, 2010.

The above investments that do not have a quoted market price in an active market and whose fair values cannot be reliably measured are carried at original cost.

14.	OTHER MONETARY ASSETS - NONCURRENT

	June 30
	2011	2010

Piping Fund	$1,000,000	$1,000,000

As part of the government’s effort to upgrade the existing telecommunications infrastructure, Chunghwa and other public utility companies were required by the ROC government to contribute a total of $1,000,000 thousand to a Piping Fund administered by the Taipei City Government. This funds was used to finance various telecommunications infrastructure projects.

15.	PROPERTY, PLANT AND EQUIPMENT

	June 30
	2011	2010

Cost
Land	$103,686,841	$103,719,102
Land improvements	1,551,502	1,538,691
Buildings	67,590,584	67,431,298
Computer equipment	15,120,336	16,027,525
Telecommunications equipment	646,857,011	656,803,063
Transportation equipment	2,658,456	1,973,764
Miscellaneous equipment	6,550,429	7,161,270

Total cost	844,015,159	854,654,713
Revaluation increment on land	5,762,611	5,800,909

	849,777,770	860,455,622

Accumulated depreciation
Land improvements	1,023,327	978,932
Buildings	19,188,818	18,017,192
Computer equipment	11,386,570	12,339,433
Telecommunications equipment	523,148,016	524,825,747
Transportation equipment	1,498,709	1,740,283
Miscellaneous equipment	5,364,255	6,023,476

	561,609,695	563,925,063

Construction in progress and advances related to acquisition of equipment	12,698,552	10,981,125

Property, plant and equipment, net	$300,866,627	$307,511,684

Pursuant to the related regulations, Chunghwa revalued its land owned as of April 30, 2000 based on the publicly announced values on July 1, 1999. These revaluations which have been approved by the Ministry of Auditing resulted in increases in the carrying values of property, plant and equipment of $5,986,074 thousand, liabilities for land value incremental tax of $211,182 thousand, and stockholder’s equity - other adjustments of $5,774,892 thousand.

The amendment to the Land Tax Act, relating to the article to permanently lower land value incremental tax, went effective from February 1, 2005. In accordance with the lowered tax rates, Chunghwa recomputed its land value incremental tax, and reclassified the reserve for land value incremental tax of $116,196 thousand to stockholders’ equity - other adjustments. As of June 30, 2011, the unrealized revaluation increment was decreased to $5,762,829 thousand by disposal of revaluation assets.

Depreciation on property, plant and equipment for the six months ended June 30, 2011 and 2010 was $15,378,742 thousand and was $16,637,014 thousand, respectively. The capitalized interest expense for the six months ended June 30, 2011 amounted to $50 thousand, and the capitalized rates were 1.10%-1.13%. No interest was capitalized for the six months ended June 30, 2010.

16.	SHORT-TERM LOANS

	June 30
	2011	2010

Unsecured loans - annual rate - 1.10%-1.53% and 1.10%-1.29% for 2011 and 2010, respectively	$100,000	$195,687
Secured loan - annual rate - 0.81%-0.84%	—	3,238,000

	$100,000	$3,433,687

17.	SHORT-TERM BILLS PAYABLE

	June 30
	2011	2010

Commercial paper - annual rate - 0.64%-0.70%	$—	$59,946

18.	ACCRUED EXPENSES

	June 30
	2011	2010

Accrued salary and compensation	$4,541,229	$4,548,819
Accrued employees’ bonuses and remuneration to directors and supervisors	3,526,468	3,021,691
Accrued franchise fees	1,198,012	1,139,941
Accrued maintenance fees	788,968	543,722
Other accrued expenses	2,315,364	2,774,870

	$12,370,041	$12,029,043

19.	OTHER CURRENT LIABILITIES

	June 30
	2011	2010

Advance receipts	$11,395,072	$7,391,094
Payables to equipment suppliers	1,820,142	1,520,787
Payables to contractors	1,776,213	1,472,126
Amounts collected in trust for others	1,324,884	2,400,587
Refundable customers’ deposits	1,178,068	1,067,024
Miscellaneous	4,502,573	4,053,696

	$21,996,952	$17,905,314

20.	LONG-TERM LOANS (INCLUDING LONG-TERM LOANS - CURRENT PORTION)

	June 30
	2011	2010

Secured loans - annual rate 0.92%-1.75% and 1.37% for 2011 and 2010, respectively	$2,455,649	$14,014
Unsecured loans - annual rate 2.01%-2.17% and 2.01%-2.04% for 2011 and 2010, respectively	159,074	259,542

	2,614,723	273,556
Less: Current portion of long-term loans	306,117	108,839

	$2,308,606	$164,717

LED obtained a secured loan from Chang Hwa Bank in September 2010. Interest is paid monthly and the principal is paid yearly from December 2011 and due in September 2015.

LED obtained a secured loan from First Commercial Bank in September 2010. Interest is paid monthly and the principal is paid yearly from September 2014 and due in September 2017. The loan was repaid early in June 2011.

CHIEF obtained an unsecured loan from Bank of Taiwan in January 2009. Interest and principal amount are payable monthly from January 2009 and due in January 2013.

SHE requested a loan from the Industrial Development Bureau, Ministry of Economic Affairs and obtained a secured loan from Taiwan Business Bank. Interest is paid monthly and the principal is paid every three months from January 2009 and due in April 2013. The loan was repaid early in April 2010.

CHPT obtained a secured loan from the E. Sun Commercial Bank in February 2009. Interest and the principal are paid monthly from March 2009 and due in February 2013.

21.	MATURITY ANALYSIS OF ASSETS AND LIABILITIES

The Company classified LED’s assets and liabilities of the construction operations as current and noncurrent according to the length of the operating cycle of the construction operations. Maturity analysis of LED’s related assets and liabilities was as follows:

	June 30, 2011
	Within One Year	Over One Year	Total

Assets

Inventories	$—	$1,530,091	$1,530,091
Deferred expenses (classified as other current assets)	—	59,563	59,563
Restricted assets	—	39,051	39,051

	$—	$1,628,705	$1,628,705

Liabilities

Payables to contractors (classified as other current liabilities)	$—	$20,512	$20,512
Advance from land and buildings (classified as other current liabilities)	—	655,390	655,390

	$—	$675,902	$675,902

	June 30, 2010
	Within One Year	Over One Year	Total

Assets

Inventories	$—	$1,353,370	$1,353,370
Deferred expenses (classified as other current assets)	—	141,220	141,220
Restricted assets	—	129,911	129,911

	$—	$1,624,501	$1,624,501

(Continued)

	June 30, 2010
	Within One Year	Over One Year	Total

Liabilities

Trade notes and accounts payable	$1,247	$—	$1,247
Advance from land and building (classified as other current liabilities)	—	431,028	431,028

	$1,247	$431,028	$432,275

(Concluded)

22.	STOCKHOLDERS’ EQUITY

Under Chunghwa’s Articles of Incorporation, Chunghwa’s authorized capital is $120,000,000 thousand which is divided into 12,000,000 thousand common shares (at $10 par value per share), among which 7,757,447 thousand common shares are issued and outstanding as of June 30, 2011.

For the purpose of privatizing Chunghwa, the MOTC sold 1,109,750 thousand common shares of Chunghwa in an international offering of securities in the form of American Depositary Shares (“ADS”) amounting to 110,975 thousand units (one ADS represents ten common shares) on the New York Stock Exchange on July 17, 2003. Afterwards, the MOTC sold 1,350,682 thousand common shares in the form of ADS amounting to 135,068 thousand units on August 10, 2005. Subsequently, the MOTC and Taiwan Mobile Co., Ltd. sold 505,389 thousand and 58,959 thousand common shares of Chunghwa, respectively, in the form of ADS totally amounting to 56,435 thousand units on September 29, 2006. The MOTC and Taiwan Mobile Co., Ltd. have sold 3,024,780 thousand common shares in the form of ADS amounting to 302,478 thousand units. As of June 30, 2011, the outstanding ADSs were 527,503 thousand common shares, which equaled approximately 52,750 thousand units and represented 6.80% of Chunghwa’s total outstanding common shares.

The ADS holders generally have the same rights and obligations as other common stockholders, subject to the provision of relevant laws. The exercise of such rights and obligations shall comply with the related regulations and deposit agreement, which stipulate, among other things, that ADS holders can, through deposit agents:

a.	Exercise their voting rights,

b.	Sell their ADSs, and

c.	Receive dividends declared and subscribe to the issuance of new shares.

Under the ROC Company Law, additional paid-in capital may only be utilized to offset deficits. For those companies having no deficits, additional paid-in capital arising from capital surplus can be used to increase capital stock and distribute to stockholders in proportion to their ownership at the ex-dividend date. Also, such amounts can only be declared as a stock dividend by Chunghwa at an amount calculated in accordance with the provisions of existing regulations. The combined amount of any portions capitalized each year may not exceed 10 percent of common stock issued. However, where a company undergoes an organizational change (such as a merger, acquisition, or reorganization) that results in the capitalization of undistributed earnings after the organizational change, the above restriction does not apply.

In addition, before distributing a dividend or making any other distribution to stockholders, Chunghwa must pay all outstanding taxes, offset deficits in prior years and set aside a legal reserve equal to 10% of its net income, and depending on its business needs or requirements, may also set aside a special reserve. In accordance with the Articles of Incorporation, no less than 50% of the remaining earnings comprising remaining balance of net income, if any, plus cumulative undistributed earnings shall be distributed in the following order: (a) from 2% to 5% of distributable earnings shall be distributed to employees as employee bonus; (b) no more than 0.2% of distributable earnings shall be distributed to board of directors and supervisors as remuneration; and (c) cash dividends to be distributed shall not be less than 50% of the total amount of dividends to be distributed. If cash dividends to be distributed is less than $0.10 per share, such cash dividend shall be distributed in the form of common shares.

For the six months ended June 30, 2011 and 2010, the accrual amounts for bonuses to employees and remuneration to directors and supervisors were accrued on past experiences and probable amount to be paid in accordance with Chunghwa’s Articles of Incorporation and Implementation Guidance for the Employee’s Bonus Distribution of Chunghwa Telecom Co., Ltd.

If the initial accrual amounts of the aforementioned bonus are significantly different from the amounts proposed by the board of directors, the difference is charged to the earnings of the year making the initial estimate. Otherwise, the difference between initial accrual amounts and the amounts resoluted in the stockholders’ meeting is charged to the earnings of the following year as a result of change of accounting estimate.

Under the ROC Company Law, the appropriation for legal reserve shall be made until the accumulated reserve equals the aggregate par value of the outstanding capital stock of Chunghwa. This reserve can only be used to offset a deficit, or when reaching 50% of the aggregate par value of the outstanding capital stock of Chunghwa, up to 50% of the reserve may, at the option of Chunghwa, be declared as a stock dividend and transferred to capital.

The appropriations and distributions of the 2010 and 2009 earnings of Chunghwa have been approved by the stockholders on June 24, 2011 and June 18, 2010 as follows:

	Appropriation of Earnings		Dividends Per Share
	For Fiscal Year 2010	For Fiscal Year 2009	For Fiscal Year 2010	For Fiscal Year 2009

Legal reserve	$4,760,890	$4,374,014
Cash dividends	42,854,462	39,369,041	$5.52	$4.06

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the shareholders’ meeting on June 24, 2011, were $2,144,074 thousand and $45,044 thousand, respectively. There was no difference between the initial accrual amounts and the amounts resolved in shareholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

The amounts for bonuses to employees and remuneration to directors and supervisors approved in the stockholders’ meeting on June 18, 2010, were $1,800,929 thousand and $41,211 thousand paid by cash, respectively. There was no difference between the initial accrual amounts and the amounts resolved in stockholders’ meeting of the aforementioned bonuses to employees and the remuneration to directors and supervisors.

Information on the appropriation of Chunghwa’s 2010 earnings, employees bonuses and remuneration to directors and supervisors approved by the stockholders is available at the Market Observation Post System website.

The stockholders, at the stockholders’ meeting held on June 18, 2010, resolved to reduce the amount of $19,393,617 thousand in capital of Chunghwa by a cash distribution to its stockholders. The abovementioned 2010 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa was authorized to designate the record date of capital reduction as of October 26, 2010. Subsequently, the stock transfer record date of capital reduction was designated as January 15, 2011. The amount due to stockholders for capital reduction was $19,393,617 thousand and such cash payment to stockholders was made in January 2011.

The stockholders, at a meeting held on June 19, 2009, resolved to transfer capital surplus in the amount of $9,696,808 thousand to common capital stock. The abovementioned 2009 capital increase proposal was effectively registered with FSC. The board of directors authorized the chairman of directors to decide the ex-dividend date of the aforementioned proposal and the chairman decided the ex-dividend date as August 9, 2009.

The stockholders, at the stockholders’ meeting held on June 19, 2009, also resolved to reduce the amount of capital in Chunghwa by a cash distribution to its stockholders in order to improve the financial condition of Chunghwa and better utilize its excess funds. The abovementioned 2009 capital reduction proposal was effectively approved by FSC. The board of directors of Chunghwa further authorized the chairman of board of directors of Chunghwa to designate the record date of capital reduction as of October 26, 2009. Subsequently, common capital stock was reduced by $9,696,808 thousand and the stock transfer date of capital reduction was January 28, 2010. The amount due to stockholders for capital reduction was paid in February 2010.

23.	SENAO’ STOCK-BASED COMPENSATION PLANS

SENAO share-based compensation plans (“SENAO Plans”) described as follows:

Effective Date	Grant Date	Stock Options Units (Thousand)	Exercise Price

2004.12.01	2004.12.28	6,500	$ 10.0 (Original price $11.6)
2004.12.01	2005.11.28	1,500	13.5 (Original price $18.3)
2005.09.30	2006.05.05	10,000	12.1 (Original price $16.9)
2007.10.16	2007.10.31	6,181	42.6 (Original price $44.2)

		24,181

Each option is eligible to subscribe for one common share when exercisable. Under the terms of the Plans, the options are granted at an exercise price equal to the closing price of the SENAO’s common shares listed on the TSE on the higher of closing price or par value. The SENAO Plans have exercise price adjustment formula upon the issuance of new common shares, capitalization of retained earnings and/or capital reserves, stock split as well as distribution of cash dividends (except for 2007 Plan), except (i) in the case of issuance of new shares in connection with mergers and in the case of cancellation of outstanding shares in connection with capital reduction (2007 Plan is out of this exception), and (ii) except if the exercise price after adjustment exceeds the exercise price before adjustment. The options of all the Plans are valid for six years and the graded vesting schedule for which 50% of option granted will vest two years after the grant date and another two tranches of 25% will vest three and four years after the grant date respectively.

Information about SENAO’s outstanding stock options for the six months ended June 30, 2011 and 2010 were as follows:

	Stock Options Outstanding
	2011		2010
	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

Options outstanding, beginning of period	5,103	$36.15	9,323	$30.92
Options exercised	(1,812)	34.81	(3,179)	22.00
Options expired	(28)	42.60	(82)	33.76

Options outstanding, end of period	3,263	36.74	6,062	35.56

Options exercisable, end of period	1,902		3,238

As of June 30, 2011, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$12.1	627	0.83	$12.1	627	$12.1
$42.6	2,636	2.42	42.6	1,275	42.6

As of June 30, 2010, information about SENAO’s outstanding and exercisable options was as follows:

Options Outstanding				Options Exercisable
Range of Exercise Price (NT$)	Number of Options (Thousand)	Weighted- average Remaining Contractual Life (Years)	Weighted Average Exercise Price (NT$)	Number of Options (Thousand)	Weighted Average Exercise Price (NT$)

$10.0-$13.3	1,393	1.82	$13.26	1,393	$13.26
$14.4	64	1.42	14.40	64	14.40
$42.6	4,605	3.42	42.60	1,781	42.60

No compensation cost was recognized under the intrinsic value method for the six months ended June 30, 2011 and 2010. Had SENAO used the fair value method to recognize the compensation cost, there would have been no significant impact on the consolidated net income and earnings per share.

Had SENAO used the fair value method to evaluate the options using the Black-Scholes model, the assumptions of SENAO for the six months ended June 30, 2011 would have been as follows:

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004

Expected dividend yield	1.49%	—	—	—
Risk free interest rate	2.00%	1.75%	2.00%	1.88%

(Continued)

	October 31, 2007	May 5, 2006	November 28, 2005	December 28, 2004

Expected life	4.375 years	4.375 years	4.375 years	4.375 years
Expected volatility	39.82%	39.63%	43.40%	49.88%
Weighted-average fair value of grants	$13.69	$5.88	$6.93	$4.91

(Concluded)

24.	COMPENSATION, DEPRECIATION AND AMORTIZATION EXPENSES

	Six Months Ended June 30, 2011
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$6,282,069	$5,370,056	$11,652,125
Insurance	547,590	444,580	992,170
Pension	872,503	625,805	1,498,308
Other compensation	4,809,702	3,362,266	8,171,968

	$12,511,864	$9,802,707	$22,314,571

Depreciation expense	$14,530,413	$848,329	$15,378,742

Amortization expense	$578,587	$104,933	$683,520

	Six Months Ended June 30, 2010
	Operating Costs	Operating Expenses	Total

Compensation expense
Salaries	$6,317,576	$5,114,628	$11,432,204
Insurance	517,070	403,466	920,536
Pension	850,060	597,371	1,447,431
Other compensation	4,679,483	3,266,769	7,946,252

	$12,364,189	$9,382,234	$21,746,423

Depreciation expense	$15,759,829	$877,185	$16,637,014

Amortization expense	$527,549	$115,493	$643,042

25.	INCOME TAX

a.	Income tax expense consisted of the following:

	Six Months Ended June 30
	2011	2010

Income tax payable	$4,743,575	$4,819,213
Income tax - separated	10,506	3,688
Income tax - deferred	(152,977)	85,473
Adjustments of prior years’ income tax	35,849	(2,189)

Income tax	$4,636,953	$4,906,185

In May 2010, the Legislative Yuan passed the amendment of Article 5 of the Income Tax Law, which reduced the income tax rate of profit-seeking enterprises to 17%, effective January 1, 2010. The Company recalculated its deferred income tax assets and liabilities in accordance with the amended Article and recorded the resulting difference as an income tax expense or benefit.

Under Article 10 of the Statute for Industrial Innovation (SII) passed by the Legislative Yuan in April 2010, a profit-seeking enterprise may deduct up to 15% of its research and development expenditures from its income tax payable for the fiscal year in which these expenditures are incurred, but this deduction should not exceed 30% of the income tax payable for that fiscal year. This incentive took effect from January 1, 2010 and is effective till December 31, 2019.

b.	Net deferred income tax assets (liabilities) consisted of the following:

	June 30
	2011	2010

Current

Deferred income tax assets (liabilities)
Provision for doubtful accounts	$195,773	$291,792
Unrealized accrued expense	50,312	56,167
Valuation loss on inventory	19,594	14,667
Unrealized foreign exchange loss (gain)	15,055	(36,894)
Estimated warranty liabilities	10,265	17,422
Investment tax credit	9,125	2,144
Loss carryforward	—	835
Valuation gain on financial instruments, net	(1,299)	(1,890)
Other	67,596	20,365

	366,421	364,608
Valuation allowance	(202,883)	(291,192)

Net deferred income tax assets - current	$163,538	$73,416

Noncurrent

Deferred income tax assets
Accrued pension cost	$311,103	$288,606
Loss carryforward	82,215	95,239
Impairment loss	62,933	52,289
Abandonment of equipment not approved by National Tax Administration	27,672	—
Equity in losses of equity method investees, net	15,834	—
Investment tax credit	5,881	15,180
Other	3,056	12,906

	508,694	464,220
Valuation allowance	(5,103)	(33,535)

Net deferred income tax assets - noncurrent	$503,591	$430,685

As of June 30, 2011, details for investment tax credit of CHI and CHPT are as follows:

Law/Statue	Items	Remaining Creditable Amount	Expiry Year

Statute for Upgrading Industries	Pioneer Industry Investment Tax Credit	$7,395	2011

Statute for Upgrading Industries	Personnel training expenditures	$7,060	2013
	Purchase of machinery and equipment	551	2013

		$7,611

As of June 30, 2011, loss carryforward of CHIEF, Unigate, CEI, LED and CHI are as follows:

Company	Total Amounts	Unused Amounts	Expiry Year

CHIEF	$15,251	$2,829	2014
	17,267	17,267	2015
	14,943	14,943	2016
	8,558	8,558	2017
	1,409	1,409	2018
Unigate	13	13	2017
	6	6	2018
	8	8	2020
	13	13	2021
CEI	4	4	2021
LED	5,426	5,426	2018
	7,571	7,571	2019
	7,957	7,957	2020
	15,637	15,637	2021
CHI	574	574	2020

	$94,637	$82,215

c.	The related information under the Integrated Income Tax System is as follows:

	June 30
	2011	2010

Balance of Imputation Credit Account (“ICA”) Chunghwa	$8,934,216	$11,589,546

The actual creditable ratios distribution of Chunghwa’s of 2010 and 2009 for earnings were 18.76% and 26.49%, respectively.

d.	Undistributed earnings information

All Chunghwa’s earnings generated prior to June 30, 1998 have been appropriated.

Chunghwa’s income tax returns have been examines by tax authorities through 2006. The following subsidiaries’ income tax returns have been examined by tax authorities through 2008: SENAO, CHIEF, CHSI, YYRP and CHI. The following subsidiaries income tax returns have been examined by authorities through 2009: Unigate, CHPT, CIYP, SHE and LED.

26.	EARNINGS PER SHARE

EPS was calculated as follows:

	Amount (Numerator)		Weighted- average Number of Common Shares (Thousand) (Denominator)	Earnings Per Share (Dollars)
	Income Before Income Tax	Net Income		Income Before Income Tax	Net Income

Six months ended June 30, 2011

Basic EPS
Income attributable to stockholders of the parent	$29,652,237	$25,131,176	7,821,735	$3.79	$3.21

Effect of dilutive potential common stock
SENAO’s stock options	(3,729)	(3,729)	—
Employee bonus	—	—	27,430

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$29,648,508	$25,127,447	7,849,165	$3.78	$3.20

Six months ended June 30, 2010

Basic EPS
Income attributable to stockholders of the parent	$29,754,207	$24,991,418	9,696,808	$3.07	$2.58

Effect of dilutive potential common stock
SENAO’s stock options	(3,866)	(3,866)	—
Employee bonus	—	—	35,947

Diluted EPS
Income attributable to stockholders of the parent (including effect of dilutive potential common stock)	$29,750,341	$24,987,552	9,732,755	$3.06	$2.57

In March 2007, the ARDF issued an Interpretation 96-052 that requires companies to recognize bonuses paid to employees, directors and supervisors as an expense rather than an appropriation of earnings beginning from January 1, 2008. According to the Interpretation 97-169 issued by ARDF in May 2008, Chunghwa presumed that the employees bonuses to be paid will be settled in shares and takes those shares into consideration when calculating the weighted average number of outstanding shares used in the calculation of diluted EPS if the shares have a dilutive effect for the six months ended June 30, 2011 and 2010. The number of shares is calculated by dividing the amount of bonuses by the closing price of the Chunghwa’s shares of the balance sheet date. The dilutive effect of the shares needs to be considered until the stockholders resolve the number of shares to be distributed to employees in their meeting in the following year.

The diluted earnings per share for the six months ended June 30, 2011 and 2010 were also due to the effect of potential common stock of stock options by SENAO.

27.	PENSION PLAN

Chunghwa completed privatization plans on August 12, 2005. Chunghwa is required to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization in accordance with the Statute Governing Privatization of Stated-owned Enterprises. After paying all pension obligations for privatization, the plan assets of Chunghwa should be transferred to the Fund for Privatization of Government-owned Enterprises (the “Privatization Fund”) under the Executive Yuan. On August 7, 2006, Chunghwa transferred the remaining balance of fund to the Privatization Fund. However, according to the instructions of MOTC, Chunghwa is requested to pay all accrued pension obligations including service clearance payment, lump sum payment under civil service plan, additional separation payments, etc. upon the completion of the privatization.

The pension plan under the Labor Pension Act of ROC (the “LPA”) is considered as a defined contribution plan. Based on the LPA, Chunghwa and its subsidiaries make monthly contributions to employees’ individual pension accounts at 6% of monthly salaries and wages.

The Company’s pension plan is considered as a defined benefit plan under the Labor Standards Law that provide benefits based on an employee’s length of service and average six-month salary prior to retirement. Chunghwa and its subsidiaries contribute an amount no more than 15% of salaries paid each month to their respective pension funds (the Funds), which are administered by the Labor Pension Fund Supervisory Committee (the Committee) and deposited in the names of the Committees in the Bank of Taiwan.

Pension costs of the Company were $1,537,609 thousand ($1,405,285 thousand subject to defined benefit plan and $132,324 thousand subject to defined contribution plan) and $1,483,120 thousand ($1,375,829 thousand subject to defined benefit plan and $107,291 thousand subject to defined contribution plan) for the six months ended June 30, 2011 and 2010, respectively.

28.	TRANSACTIONS WITH RELATED PARTIES

The ROC Government, one of Chunghwa’s customers held significant equity interest in Chunghwa. Chunghwa provides fixed-line services, wireless services, Internet and data and other services to the various departments and institutions of the ROC Government and other state-owned enterprises in the normal course of business and at arm’s-length prices. The information on service revenues from government bodies and related organizations have not been provided because details of the type of transactions were not summarized by Chunghwa. Chunghwa believes that all costs of doing business are reflected in the financial statements.

a.	Chunghwa engages in business transactions with the following related parties:

Company	Relationship

Taiwan International Standard Electronics Co., Ltd. (“TISE”)	Equity-method investee
Kingwaytek Technology Co., Ltd. (“KWT”)	Equity-method investee
Skysoft Co., Ltd. (“SKYSOFT”)	Equity-method investee
So-net Entertainment Taiwan Limited (“So-net”)	Equity-method investee
Dian Zuan Integrating Marketing Co., Ltd. (“DZIM”)	Equity-method investee
Senao Networks, Inc. (“SNI”)	Equity-method investee of SENAO
HopeTech Technologies Limited (“HopeTech”)	Equity-method investee of SIS
Senao Technical and Cultrual Foundation (“STCF”)	A nonprofit organization of which the funds donated by SENAO exceeds one third of its total funds

(Continued)

Company	Relationship

International Integrated System, Inc. (“IISI”)	Equity-method investee, which was a subsidiary of Chunghwa before Chunghwa lost control over IISI on June 24, 2011
Institute for Information Industry (“III”)	Investor with significant influence over IISI
ST-2 Satellite Ventures Pte., Ltd. (“STS”)	Equity-method investee of CHTS

(Concluded)

b.	Significant transactions with the above related parties are summarized as follows:

	June 30
	2011		2010
	Amount	%	Amount	%

1) Receivables

Trade notes and accounts receivable
III	$—	—	$27,555	97
Others	15,093	100	892	3

	$15,093	100	$28,447	100

2) Prepaid expenses (including in other current assets)

III	$—	—	$666	—

3) Refundable deposit

III	$—	—	$383	—

4) Payables

Trade notes payable, accounts payable, and accrued expenses
TISE	$204,210	64	$321,543	95
IISI	58,064	18	—	—
SKYSOFT	28,390	9	3,668	1
So-net	15,766	5	5,531	2
Others	11,672	4	6,654	2

	318,102	100	337,396	100
Payables to contractors
Others	—	—	1,560	—

	$318,102	100	$338,956	100

5) Advances from customers (including in other current liabilities)

Others	$2,736	—	$2,736	—

6) Customers’ deposits

Others	$3,121	—	$—	—

	Six Months Ended June 30
	2011		2010
	Amount	%	Amount	%

7) Revenues

So-net	$120,639	—	$155,589	—
HopeTech	46,127	—	—	—
SKYSOFT	21,944	—	18,777	—
III	—	—	20,507	—
Others	2,547	—	8,333	—

	$191,257	—	$203,206	—

8) Operating costs and expenses

TISE	$242,226	—	$461,035	—
SKYSOFT	23,972	—	6,976	—
KWT	17,580	—	219	—
Others	24,170	—	17,433	—

	$307,948	—	$485,663	—

9) Non-operating income and gains

SNI	$15,619	1	$13,926	2
Others	2	—	1,847	—

	$15,621	1	$15,773	2

10) Acquisition of property, plant and equipment

TISE	$217,448	—	$19,879	—

Chunghwa has entered into a contract with ST-2 Satellite Ventures Pte., Ltd. on March 12, 2010 to lease capacity on the ST-2 satellite. This lease term is 15 years which will start from the official operation of ST-2 satellite and the total contract value is approximately $6,000,000 thousand (SG$260,723 thousand). ST-2 satellite has launched in May 2011 and will begin its official operation in August 2011. The Company has prepaid $3,155,764 thousand which has classified as other assets - others as of June 30, 2011.

SENAO rents out part of its plant to SNI, and the rent is collected monthly.

The foregoing transactions with related parties were determined in accordance with mutual agreements.

29.	PLEDGED ASSETS

The following assets are pledged as collaterals for short-term and long-term bank loans and contract deposits by LED, CHIEF, SHE, CHPT and CHTS.

	June 30
	2011	2010

Property, plant and equipment, net	$2,754,534	$637,432
Restricted assets	8,928	81,874

	$2,763,462	$719,306

30.	SIGNIFICANT COMMITMENTS AND CONTINGENCIES

As of June 30, 2011, in addition to those disclosed in other notes, the Company’s remaining commitments under non-cancellable contracts with various parties were as follows:

a.	Acquisition of land and buildings of $96,258 thousand.

b.	Acquisition of telecommunications equipment of $21,419,856 thousand.

c.	Unused letters of credit of $300,000 thousand.

d.	Contracts to print billing, envelops and selling gifts of $30,116 thousand.

e.	LED has already contracted to advance sale of land and buildings for $3,433,357 thousand, and collected $655,390 thousand in advance according to the contracts.

f.	For the purpose of completion the construction, acquisition of the building construction license and registration ownerships of all buildings for LightEra Covent Garden Project, LED signed the trust deeds with Land Bank of Taiwan and China Real Estate Management Co., Ltd., for the fund management, property rights and related development to the extent of authority they are given.

Trust assets are as follow:

June 30, 2011

Restricted assets - bank deposits	$39,051
Land held under development	207,317

$246,368

g.	The Company also has non-cancellable operating leases covering certain buildings, computers, computer peripheral equipment and operating system software under contracts that expire in various years.

Future lease payments were as follows:

Year	Rental Amount

2011 (from July 1, 2011 to December 31, 2011)	$936,624
2012	1,521,392
2013	1,182,457
2014	925,756
2015 and thereafter	1,048,247

h.	A commitment to contribute $2,000,000 thousand to a Piping Fund administered by the Taipei City Government, of which $1,000,000 thousand was contributed by Chunghwa on August 15, 1996 (classified as long-term investment - other monetary assets). If the fund is not sufficient, Chunghwa will contribute the remaining $1,000,000 thousand upon notification from the Taipei City Government. Based on Chunghwa’s understanding of the Piping Fund terms, if the project is considered to be no longer necessary by the ROC government, Chunghwa will receive back its proportionate share of the net equity of the Piping Fund upon its dissolution. The Company does not know when its contribution to the Piping Fund will be returned; therefore, the Company did not discount the face amount of its contribution to the Piping Fund.

i.	A portion of the land used by Chunghwa during the period July 1, 1996 to December 31, 2004 was co-owned by Chunghwa and Taiwan Post Co., Ltd. (the former Chunghwa Post Co., Ltd. directorate General of Postal Service). In accordance with the claims process in Taiwan, on July 12, 2005, the Taiwan Taipei District Court sent a claim notice to Chunghwa to reimburse Chunghwa Post Co., Ltd. in the amount of $767,852 thousand for land usage compensation due to the portion of land usage area in excess of Chunghwa’s ownership and along with interest calculated at 5% interest rate from June 30, 2005 to the payment date. Chunghwa stated that both parties have the right to use co-management land without consideration. Chunghwa Post Co., Ltd. can’t request payment for land compensation. Furthermore, Chunghwa believes that the computation used to derive the land usage compensation amount is inaccurate because most of the compensation amount has expired as result of the expiration clause. Therefore, Chunghwa filed an appeal at the Taiwan Taipei District Court. On March 30, 2009, the Taiwan Taipei District Court rendered its judgment that Chunghwa only need to pay $16,870 thousand along with interest calculated at 4% per annum from July 23, 2005 and 4% of the court fees as the court judgment compensation. However, Chunghwa Post Co., Ltd. did not accept the judgment and filed an appeal at Taiwan High Court. Chunghwa also filed an appeal at the Taiwan High Court within the statutory period. On April 7, 2010, the Taiwan High Court rendered its judgment, ruling that Chunghwa was required to pay $23,284 thousand as compensation in addition to the $16,870 thousand from the Taiwan Taipei District Court judgment, along with interest calculated at 5% per annum from July 23, 2005 to the payment date and 12.5% of Chunghwa Post Co., Ltd.’s court fees from its original suit and subsequent appeal as compensation. Chunghwa has filed an appeal to the Supreme Court of the Republic of China within the statutory period. On June 9, 2011, the Supreme Court of the Republic of China remanded the aforementioned judgment from Taiwan High Court and the case was remanded back to the Taiwan High Court.

31.	FAIR VALUE OF FINANCIAL INSTRUMENTS

a.	Carrying amount and fair values of financial instruments were as follows:

	June 30
	2011		2010
	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Assets
Cash and cash equivalents	$81,456,553	$81,456,553	$92,779,286	$92,779,286
Financial assets at fair value through profit or loss	86,754	86,754	40,169	40,169
Available-for-sale financial assets	2,878,467	2,878,467	6,434,268	6,434,268
Held-to-maturity financial assets - current	2,174,334	2,174,334	1,190,089	1,190,089
Trade notes and accounts receivable, net	21,645,020	21,645,020	12,261,827	12,261,827
Receivables from related parties	15,093	15,093	28,447	28,447
Other current monetary assets	2,286,814	2,286,814	2,728,765	2,728,765
Restricted assets - current	39,886	39,886	179,746	179,746
Financial assets carried at cost	2,833,803	—	2,647,091	—
Available-for-sale financial assets-noncurrent	54,400	54,400	—	—
Held-to-maturity financial assets - noncurrent	11,278,945	11,278,945	6,948,228	6,948,228
Other noncurrent monetary assets	1,000,000	1,000,000	1,000,000	1,000,000
Refundable deposits	1,649,892	1,649,892	1,475,313	1,475,313
Restricted assets - noncurrent	8,093	8,093	32,039	32,039
Liabilities
Short-term loans	100,000	100,000	3,433,687	3,433,687
Short-term bills payable	—	—	59,946	59,946
Financial liabilities at fair value through profit or loss	2,079	2,079	23,656	23,656
Trade notes and accounts payable	10,369,022	10,369,022	6,851,912	6,851,912
Payables to related parties	318,102	318,102	338,956	338,956
Accrued expenses	12,370,041	12,370,041	12,029,043	12,029,043
Dividends payable	42,854,462	42,854,462	39,369,041	39,369,041
Payables to equipment suppliers (included in “other current liabilities”)	1,820,142	1,820,142	1,520,787	1,520,787
Payables to contractors (included in “other current liabilities”)	1,776,213	1,776,213	1,472,126	1,472,126
Amounts collected in trust for others (included in “other current liabilities”)	1,324,884	1,324,884	2,400,587	2,400,587
Refundable customers’ deposits (included in “other current liabilities”)	1,178,068	1,178,068	1,067,024	1,067,024
Current portion of long-term loans	306,117	306,117	108,839	108,839
Long-term loans	2,308,606	2,308,606	164,717	164,717
Customers’ deposits	5,452,712	5,452,712	5,914,124	5,914,124

b.	Methods and assumptions used in the estimation of fair values of financial instruments:

1)	The fair values of certain financial instruments recognized in the balance sheet generally correspond to the market prices of the financial assets. Because of the short maturities of these instruments, the carrying value represents a reasonable basis to estimate fair values. This method does not apply to the financial instruments discussed in Notes 2, 3, and 4 below.

2)	If the financial instruments have quoted market prices in an active market, the quoted market prices are viewed as fair values. If the market price of the other financial instruments are not readily available, valuation techniques are used incorporating estimates and assumptions that are consistent with prevailing market conditions.

3)	Financial assets carried at cost are investments in nonlisted shares, which have no quoted prices in an active market and entail an unreasonably high cost to obtain verifiable fair values. Therefore, no fair value is presented.

4)	The fair value of long-term loans (including current portion) is discounted based on projected cash flow which approximate their carrying amounts. The projected cash flows were discounted using the interest rate of similar long-term loans.

c.	Fair values of financial assets and liabilities using quoted market price or valuation techniques were as follows:

	Amount Based on Quoted Market Price		Amount Determined Using Valuation Techniques
	June 30		June 30
	2011	2010	2011	2010

Assets
Financial assets at fair value through profit or loss	$78,139	$39,671	$8,615	$498
Available-for-sale financial assets	2,831,223	6,331,469	101,644	102,799
Liabilities
Financial liabilities at fair value through profit or loss	—	—	2,079	23,656

d.	Information about financial risks

1)	Market risk

The foreign exchange rate fluctuations would result in the Company’s foreign-currency-dominated assets and liabilities, outstanding currency swap contracts, and forward exchange contracts exposed to rate risk.

The fluctuations of market price would result in the index future contracts exposed to price risk.

The financial instruments categorized as available-for-sale financial assets are mainly listed stocks, open-end mutual funds and corporate bonds. Therefore, the market risk is the fluctuations of market price. In order to manage this risk, the Company would assess the risk before investing; therefore, no material market risk is anticipated.

2)	Credit risk

Credit risk represents the potential loss that would be incurred by the Company if the counter-parties or third-parties breached contracts. Financial instruments with positive fair values at the balance sheet date are evaluated for credit risk. The counter-parties or third-parties of the aforementioned financial instruments are reputable financial institutions and corporations. Management does not expect the Company’s exposure to default by those parties to be material.

The Company held a variety of financial instruments, the maximum credit exposed amount is the same as their carrying amounts.

3)	Liquidation risk

The Company has sufficient operating capital to meet cash needs upon settlement of derivative financial instruments. Therefore, the liquidation risk is low.

The financial instruments of the Company categorized as available-for-sale financial assets are publicly-traded, easily converted to cash. Therefore, no material liquidation risk is anticipated. The financial instruments categorized as financial assets carried at cost are investments that do not have a quoted market price in an active market. Therefore, material liquidation risk is anticipated.

4)	Cash flow interest rate risk

The Company engages in investments in fixed-interest-rate debt securities. Therefore, cash flows from such securities are not expected to fluctuate significantly due to changes in market interest rates.

32.	ADDITIONAL DISCLOSURES

Following are the additional disclosures required by the SFC for Chunghwa and its investees:

a.	Financings provided: None.

b.	Endorsement/guarantee provided: Please see Table 1.

c.	Marketable securities held: Please see Table 2.

d.	Marketable securities acquired and disposed of at costs or prices at least $100 million or 20% of the paid-in capital: Please see Table 3.

e.	Acquisition of individual real estate at costs of at least $100 million or 20% of the paid-in capital: None.

f.	Disposal of individual real estate at prices of at least $100 million or 20% of the paid-in capital: Please see Table 4.

g.	Total purchases from or sales to related parties amounting to at least $100 million or 20% of the paid-in capital: Please see Table 5.

h.	Receivables from related parties amounting to $100 million or 20% of the paid-in capital: Please see Table 6.

i.	Names, locations, and other information of investees on which the Company exercises significant influence: Please see Table 7.

j.	Financial transactions: Please see Notes 5 and 31.

k.	Investment in Mainland China: Please see Table 8.

l.	Intercompany relationships and significant intercompany transaction: Please see Table 9.

33.	THE FINANCIAL INFORMATION OF OPERATING SEGMENTS

Segment information: Please see Table 10.

34.	OTHERS

The significant information of foreign-currency financial assets and liabilities as below:

	June 30
	2011			2010
	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)	Foreign Currencies (Thousands)	Exchange Rate	New Taiwan Dollars (Thousands)

Financial assets

Monetary items
Cash
US Dollar	$14,435	28.73	$414,718	$21,365	32.28	$689,662
HK Dollar	631	3.69	2,328	391	4.13	1,615
JP Yen	148	0.357	53	50	0.363	18
GBP Dollar	31	46.19	1,432	2	48.4	97
Euro Dollar	1,750	41.63	72,853	1,072	39.32	42,151
RMB	10,882	4.4655	48,594	33	4.759	157
Accounts receivable
US Dollar	154,914	28.73	4,450,682	126,290	32.28	4,076,623
Euro Dollar	145	41.63	6,036	148	39.32	5,819
GBP Dollar	11	46.19	508	3	48.4	145
Available-for-sale financial assets
US Dollar	66,084	28.73	1,898,593	47,172	32.28	1,522,712
HK Dollar	2,062	3.69	7,609	—	4.13	—
Euro Dollar	—	41.63	—	34,578	39.32	1,359,607
Investments accounted for using equity method
US Dollar	805	28.73	23,041	391	32.28	12,620
VND Dollar	181,677,778	0.00135	245,265	167,570,552	0.00163	273,140
SG Dollar	17,621	23.38	411,995	17,846	22.99	410,268

Financial liabilities

Monetary items
Payable to suppliers
US Dollar	114,613	28.73	3,292,826	106,830	32.28	3,448,445
Euro Dollar	27,180	41.63	1,131,503	27,954	39.32	1,099,151
HK Dollar	965	3.69	3,561	506	4.13	2,090
SG Dollar	30	23.38	701	26	22.99	598
JP Yen	—	0.357	—	8,882	0.363	3,224
RMB	8,635	4.4655	38,560	—	4.759	—

TABLE 1

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ENDORSEMENTS/GUARANTEES PROVIDED

SIX MONTHS ENDED JUNE 30, 2011

(In Thousands of New Taiwan Dollars, Unless Specified Otherwise)

		Guaranteed Party		Limits on Endorsement/ Guarantee Amount Provided to			Amount of Endorsement/	Ratio of Accumulated Endorsement/ Guarantee to Net Equity	Maximum Endorsement/
No.	Endorsement/ Guarantee Provider	Name	Nature of Relationship (Note 2)	Each Guaranteed Party	Maximum Balance for the Year	Ending Balance	Guarantee Collateralized by Properties	Per Latest Financial Statements	Guarantee Amount Allowable

0	Chunghwa Telecom Co., Ltd.	Donghwa Telecom Co., Ltd.	b	$3,467,740 (Note 3)	$1,056,514	$1,056,514 (Note 4)	$—	0.3%	$13,870,960 (Note 6)

25	Yao Yong Real Property Co., Ltd.	Light Era Development Co., Ltd.	d	3,808,224 (Note 7)	2,750,000	2,750,000 (Note 5)	2,750,000 (Note 5)	0.8%	3,808,224 (Note 7)

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

	a.	“0” for the Company.
	b.	Subsidiaries are numbered from “1”.

Note 2:	Relationships between the endorsement/guarantee provider and the guaranteed party:

	a.	Trading partner.
	b.	Majority owned subsidiary.
	c.	The Company and subsidiary owns over 50% ownership of the investee company.
	d.	A subsidiary jointly owned by the Company and the Company’s directly-owned subsidiary.
	e.	Guaranteed by the Company according to the construction contract.
	f.	An investee company. The guarantees were provided based on the Company’s proportionate share in the investee company.

Note 3:	The maximum amount of endorsement or guarantee is up to 1% of the total stockholders’ equity of the latest financial statements of the Company.

Note 4:	The actual amount used by guaranteed party is $1,056,514 thousand.

Note 5:	The actual amount used by guaranteed party is $2,450,000 thousand.

Note 6:	The maximum amount of endorsement or guarantee is up to 4% of the total stockholders’ equity of the latest financial statements of the Company.

Note 7:	The maximum amount of endorsement or guarantee is up to 200% of the asset value of the latest financial statements of Yao Yong Real Property Co., Ltd.

TABLE 2

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES HELD

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)		Percentage of Ownership	Market Value or Net Asset Value

0	Chunghwa Telecom Co., Ltd.	Stocks
		Senao International Co., Ltd.	Subsidiary	Investments accounted for using equity method	71,773	$1,330,533 (Note 9)		28		$9,258,737		Note 5
		Light Era Development Co., Ltd.	Subsidiary	Investments accounted for using equity method	300,000	3,522,010 (Note 9)		100		3,522,242		Note 1
		Chunghwa Investment Co., Ltd.	Subsidiary	Investments accounted for using equity method	178,000	1,914,178 (Note 9)		89		1,971,085		Note 1
		Chunghwa System Integration Co., Ltd.	Subsidiary	Investments accounted for using equity method	60,000	694,042 (Note 9)		100		634,598		Note 1
		Chunghwa Telecom Singapore Pte., Ltd.	Subsidiary	Investments accounted for using equity method	26,383	615,496 (Note 9)		100		615,496		Note 1
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,760	548,719		40		744,930		Note 1
		CHIEF Telecom Inc.	Subsidiary	Investments accounted for using equity method	37,942	523,632 (Note 9)		69		468,761		Note 1
		Donghwa Telecom Co., Ltd.	Subsidiary	Investments accounted for using equity method	129,590	502,560 (Note 9)		100		502,560		Note 1
		International Integrated System, Inc.	Equity-method investee	Investments accounted for using equity method	22,498	251,264		33		220,564		Note 1
		Viettel-CHT Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	245,265		30		245,265		Note 1
		Chunghwa International Yellow Pages Co., Ltd.	Subsidiary	Investments accounted for using equity method	15,000	179,849 (Note 9)		100		179,874		Note 1
		Prime Asia Investments Group Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	1	164,699 (Note 9)		100		164,699		Note 1
		Dian Zuan Integrating Marketing Co., Ltd.	Equity-method investee	Investments accounted for using equity method	11,464	112,079		40		112,079		Note 1
		Skysoft Co., Ltd.	Equity-method investee	Investments accounted for using equity method	4,438	97,455		30		58,088		Note 1
		Spring House Entertainment Tech. Inc.	Subsidiary	Investments accounted for using equity method	5,996	91,142 (Note 9)		56		75,408		Note 1
		Chunghwa Telecom Global, Inc.	Subsidiary	Investments accounted for using equity method	6,000	72,129 (Note 9)		100		88,468		Note 1
		Kingwaytek Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,703	66,243		33		23,582		Note 1
		Chunghwa Telecom Vietnam Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	41,161 (Note 9)		100		41,161		Note 1
		So-net Entertainment Taiwan Co., Ltd.	Equity-method investee	Investments accounted for using equity method	3,429	31,532		30		14,107		Note 1
		Chunghwa Telecom Japan Co., Ltd.	Subsidiary	Investments accounted for using equity method	1	18,411 (Note 9)		100		18,411		Note 1
		New Prospect Investments Holdings Ltd. (B.V.I.)	Subsidiary	Investments accounted for using equity method	—	— (US$1 dollar (Note 9	) )	100	(US$	— 1 dollar	)	Note 3

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Chunghwa Sochamp Technology Inc.	Subsidiary	Investments accounted for using equity method	2,040	$20,400	—	$20,400	Note 10
		Taipei Financial Center Corp.	—	Financial assets carried at cost	172,927	1,789,530	12	1,415,843	Note 2
		Industrial Bank of Taiwan II Venture Capital Co., Ltd. (IBT II)	—	Financial assets carried at cost	20,000	200,000	17	207,170	Note 2
		Global Mobile Corp.	—	Financial assets carried at cost	12,696	127,018	8	79,762	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	7,500	75,000	8	82,155	Note 2
		Innovation Works Development Fund, L.P.	—	Financial assets carried at cost	—	38,035	6	22,784	Note 2
		RPTI Intergroup International Ltd.	—	Financial assets carried at cost	4,765	34,500	10	33,398	Note 2
		Innovation Works Limited	—	Financial assets carried at cost	1,000	31,391	2	23,724	Note 2
		CQi Energy Infocom Inc.	—	Financial assets carried at cost	2,000	20,000	18	(2,866)	Note 2
		Essence Technology Solution, Inc.	—	Financial assets carried at cost	200	—	7	919	Note 2

		Beneficiary certificates (mutual fund)
		HSBC Glbl Emerging Markets Bd A Inc.	—	Available-for-sale financial assets	288	163,912	—	161,826	Note 4
		Templeton Global Bond A Acc $	—	Available-for-sale financial assets	418	307,114	—	314.315	Note 4
		PIMCO Global Investment Grade Credit - Ins H Acc	—	Available-for-sale financial assets	751	307,246	—	307,451	Note 4
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	770	534,453	—	527,092	Note 4
		Janus US Flexible Income Bond Fund	—	Available-for-sale financial assets	671	230,472	—	228,568	Note 4
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	—	Available-for-sale financial assets	984	347,452	—	345,261	Note 4

		Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	—	Held-to-maturity financial assets	—	309,749	—	309,749	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	408,122	—	408,122	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	—	Held-to-maturity financial assets	—	306,092	—	306,092	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-A Issue in 2006	—	Held-to-maturity financial assets	—	200,200	—	200,200	Note 7

		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	150,080	—	150,080	Note 7
		Formosa Petrochemical Corporation 5th Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,249	—	200,249	Note 7
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	—	Held-to-maturity financial assets	—	201,499	—	201,499	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,594	—	200,594	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds Issue in 2006	—	Held-to-maturity financial assets	—	200,594	—	200,594	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	102,439	—	102,439	Note 7
		China Steel Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,116	—	102,116	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	$100,014	—	$100,014	Note 7
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	102,003	—	102,003	Note 7
		Yuanta FHC 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	100,000	—	100,000	Note 7
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	154,281	—	154,281	Note 7
		Taiwan Power Co. 5rd Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	149,995	—	149,995	Note 7
		Taiwan Power Co. 4th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	51,006	—	51,006	Note 7
		Taiwan Power Co. 5th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	300,979	—	300,979	Note 7
		Taiwan Power Co. 5th Unsecured Corporate Bond-B Issue in 2008	—	Held-to-maturity financial assets	—	206,192	—	206,192	Note 7
		Taiwan Power Co. 6th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	270,434	—	270,434	Note 7
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	—	Held-to-maturity financial assets	—	154,067	—	154,067	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	404,246	—	404,246	Note 7
		NAN YA Company 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,630	—	202,630	Note 7
		China Development Financial Holding Corporation 1st Unsecured Corporate Bonds-A Issue in 2008	—	Held-to-maturity financial assets	—	102,107	—	102,107	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	99,942	—	99,942	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	101,603	—	101,603	Note 7
		Formosa Petrochemical Corporation 2nd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	408,320	—	408,320	Note 7

		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	49,962	—	49,962	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	205,036	—	205,036	Note 7
		Chinese Petroleum Corporation 1st Unsecured Corporate Bonds-A Issue in 2009	—	Held-to-maturity financial assets	—	200,732	—	200,732	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2009	—	Held-to-maturity financial assets	—	251,807	—	251,807	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	201,226	—	201,226	Note 7
		Taiwan Power Co. 1st Secured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	40,558	—	40,558	Note 7
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	100,390	—	100,390	Note 7
		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	—	Held-to-maturity financial assets	—	348,909	—	348,909	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	$99,933	—	$99,933	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	304,636	—	304,636	Note 7
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	203,306	—	203,306	Note 7
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	200,623	—	200,623	Note 7
		NAN YA Company 2nd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	50,353	—	50,353	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	302,990	—	302,990	Note 7
		NAN YA Company 3rd Unsecured Corporate Bond-A Issue in 2009	—	Held-to-maturity financial assets	—	199,684	—	199,684	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	305,133	—	305,133	Note 7
		MLPC 1st Unsecured Corporate Bond Issue in 2008	—	Held-to-maturity financial assets	—	199,816	—	199,816	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	200,690	—	200,690	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	305,139	—	305,139	Note 7
		Formosa Petrochemical Corporation 4th Unsecured Corporate Bonds Issue in 2008	—	Held-to-maturity financial assets	—	202,487	—	202,487	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	176,981	—	176,981	Note 7
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	—	Held-to-maturity financial assets	—	100,996	—	100,996	Note 7
		FCFC 2st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	201,178	—	201,178	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	302,989	—	302,989	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	100,505	—	100,505	Note 7

		Taiwan Power Co 3rd Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	201,662	—	201,662	Note 7
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	300,738	—	300,738	Note 7
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	—	Held-to-maturity financial assets	—	299,785	—	299,785	Note 7
		Mega Securities Co., Ltd. 1st Unsecured Corporate Bond Issue in 2009	—	Held-to-maturity financial assets	—	300,000	—	300,000	Note 7
		NAN YA Company 2nd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	50,551	—	50,551	Note 7
		Formosa Petrochemical Corporation 3rd Unsecured Corporate Bonds Issue in 2010	—	Held-to-maturity financial assets	—	299,589	—	299,589	Note 7

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

		Yuanta FHC 1St Unsecured Corporate Bonds-A Issue in 2011	—	Held-to-maturity financial assets	—		$300,000		—		$300,000	Note 7
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		299,358		—		299,358	Note 7
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	—	Held-to-maturity financial assets	—		149,687		—		149,687	Note 7
		China Development Industrial Bank 2nd Financial Debentures Issue in 2006	—	Held-to-maturity financial assets	—		199,709		—		199,709	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—		100,751		—		100,751	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—		201,879		—		201,879	Note 7
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	—	Held-to-maturity financial assets	—		303,958		—		303,958	Note 7
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	—	Held-to-maturity financial assets	—		300,000		—		300,000	Note 7

1	Senao International Co., Ltd.	Stocks
		Senao Networks, Inc.	Equity-method investee	Investments accounted for using equity method	16,824		300,207		41		300,207	Note 1
		Senao International (Samoa) Holding Ltd.	Subsidiary	Investments accounted for using equity method	9,875	(US$	230,406 8,000 (Note 9	) )	100	(US$	230,528 8,004)	Note 1

		N.T.U. Innovation Incubation Corporation	—	Financial assets carried at cost	1,200		12,000		9		12,984	Note 2

		Beneficiary certificates (mutual fund)
		Fuh Hwa Global Short-term Income Fund	—	Available-for-sale financial assets	4,850		50,000		—		52,207	Note 4
		Fuh Hwa Strategic High Income Fund	—	Available-for-sale financial assets	9,149		100,000		—		104,847	Note 4
		Taishin Lucky Money Market Fund	—	Available-for-sale financial assets	4,687		50,000		—		50,131	Note 4
		Taishin Ta-Chong Money Market Fund	—	Available-for-sale financial assets	3,676		50,000		—		50,140	Note 4

2	CHIEF Telecom Inc.	Stocks
		Unigate Telecom Inc.	Subsidiary	Investments accounted for using equity method	200		1,864 (Note 9)		100		1,864	Note 1

		Chief International Corp.	Subsidiary	Investments accounted for using equity method	200	(US$	8,370 291 (Note 9	) )	100	(US$	8,370 291)	Note 1

		eASPNet Inc.	—	Financial assets carried at cost	833		—		2		—	Note 2
		3 Link Information Service Co., Ltd.	—	Financial assets carried at cost	374		3,450		10		6,885	Note 2

3	Chunghwa System Integration Co., Ltd.	Stocks
		Concord Technology Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	(US$	7,864 274 (Note 9	) )	100	(US$	7,864 274)	Note 1

7	Spring House Entertainment Tech. Inc.	Stocks
		Ceylon Innovation Co., Ltd.	Subsidiary	Investments accounted for using equity method	—		979 (Note 9)		100		979	Note 1

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

8	Light Era Development Co., Ltd.	Stocks
		Yao Yong Real Property Co., Ltd.	Subsidiary	Investments accounted for using equity method	83,290		$2,809,963 (Note 9)		100		$2,809,963	Note 1

9	Chunghwa Telecom Singapore Pte., Ltd.	Stocks
		ST-2 Satellite Ventures Pte., Ltd.	Equity-method investee	Investments accounted for using equity method	18,102	(SG$	411,995 17,621)		38	(SG$	411,995 17,621)	Note 1

14	Chunghwa Investment Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. Co., Ltd.	Subsidiary	Investments accounted for using equity method	10,317		118,723 (Note 9)		53		118,723	Note 1
		Chunghwa Investment Holding Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,043	(US$	14,116 491 (Note 9	) )	100	(US$	14,116 491)	Note 1
		Tatung Technology Inc.	Equity-method investee	Investments accounted for using equity method	5,000		18,825		28		18,825	Note 1
		Panda Monium Company Ltd.	Equity-method investee	Investments accounted for using equity method	602		—		43		—	Note 1
		CHIEF Telecom Inc.	Equity-method investee	Investments accounted for using equity method	2,000		24,381 (Note 9)		4		24,736	Note 1
		Senao International Co., Ltd.	Equity-method investee	Investments accounted for using equity method	1,001		46,873 (Note 9)		—		129,129	Note 5
		Digimax Inc.	—	Financial assets carried at cost	2,000		15,080		4		14,578	Note 2
		iD Branding Ventures	—	Financial assets carried at cost	2,500		25,000		3		25,591	Note 2
		ChipSip Technology Co., Ltd.	—	Financial assets carried at cost	485		4,370		1		3,500	Note 8
		Uni Display Inc.	—	Financial assets carried at cost	4,630		55,450		3		40,199	Note 2
		A2peak Power Co., Ltd.	—	Financial assets carried at cost	990		9,858		3		7,977	Note 2
		Taimide Technology Ltd.	—	Financial assets carried at cost	897		19,923		1		44,168	Note 2
		CoaTronics Inc.	—	Financial assets carried at cost	1,200		12,000		9		4,725	Note 2
		VisEra Technologies Company Ltd.	—	Financial assets carried at cost	649		29,371		—		11,236	Note 2
		Ultra Fine Optical Technology Co., Ltd.	—	Financial assets carried at cost	1,800		27,000		8		24,307	Note 2
		Procrystal Technology Co., Ltd.	—	Financial assets carried at cost	1,200		78,000		2		24,393	Note 2
		Tons Lightology Inc.	—	Financial assets carried at cost	1,050		66,150		4		50,400	Note 2
		Alder Optomechanical Corp.	—	Financial assets carried at cost	350		29,750		—		29,750	Note 8
		Aide Energy (Cayman) Holding Co., Ltd.	—	Financial assets carried at cost	800		29,940		1		29,940	Note 8

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		XinTec Inc.	—	Financial assets carried at cost	24	1,076	—	913	Note 8
		DelSolar Co., Ltd.	—	Financial assets carried at cost	127	6,083	—	4,504	Note 8
		Subtron Technology Co., Ltd.	—	Financial assets carried at cost	187	3,483	—	4,573	Note 8
		Cando Corporation	—	Financial assets carried at cost	376	4,938	—	5,264	Note 8
		Huga Optotech Inc.	—	Financial assets carried at cost	423	12,870	—	11,860	Note 8
		Tatung Fine Chemicals Co.	—	Financial assets carried at cost	117	9,135	—	6,957	Note 8
		Win Semiconductors Corp.	—	Financial assets carried at cost	370	10,555	—	13,612	Note 8
		OptiVision Technology Inc.	—	Financial assets carried at cost	325	10,188	—	3,289	Note 8
		Lextar Electronics Corp.	—	Financial assets carried at cost	334	16,243	—	12,064	Note 8
		SuperAlloy Industrial Co., Ltd.	—	Financial assets carried at cost	509	7,124	—	5,803	Note 8
		G-TECH Optoelectronics Corporation	—	Financial assets carried at cost	17	1,747	—	1,813	Note 8
		Hiroca Holdings Ltd.	—	Financial assets carried at cost	140	17,847	—	17,258	Note 8
		Formosa Plastics Corporation	—	Available-for-sale financial assets	11	648	—	1,108	Note 5
		Fubon Financial Holding Co., Ltd.	—	Available-for-sale financial assets	371	13,576	—	16,401	Note 5
		Cathay Financial Holding Co., Ltd.	—	Available-for-sale financial assets	66	3,442	—	2,913	Note 5
		Dynapack International Technology Corp.	—	Available-for-sale financial assets	1	67	—	89	Note 5
		Taiwan Hon Chuan Enterprise Co., Ltd.	—	Available-for-sale financial assets	122	7,042	—	10,567	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		Asia Cement Corporation	—	Available-for-sale financial assets	80	$2,567	—	$3,280	Note 5
		Anpec Electronics Corporation	—	Available-for-sale financial assets	65	2,629	—	1,885	Note 5
		China Steel Corporation	—	Available-for-sale financial assets	222	6,650	—	7,668	Note 5
		Wei Chuan Foods Corp.	—	Available-for-sale financial assets	203	8,912	—	6,608	Note 5
		Gemtek Technology Co., Ltd.	—	Available-for-sale financial assets	71	3,970	—	2,244	Note 5
		Coxon Precise Industrial Co., Ltd.	—	Available-for-sale financial assets	107	8,206	—	6,720	Note 5
		Altek Corp.	—	Available-for-sale financial assets	36	1,824	—	1,487	Note 5
		I-Chiun Precision Industry Co., Ltd.	—	Available-for-sale financial assets	150	7,320	—	3,510	Note 5
		Delta Electronics, Inc.	—	Available-for-sale financial assets	70	8,383	—	7,385	Note 5
		MasterLink Securities Corporation	—	Available-for-sale financial assets	250	3,162	—	3,213	Note 5
		Evergreen Marine Corp. (Taiwan) Ltd.	—	Available-for-sale financial assets	80	1,821	—	1,848	Note 5
		Chipbond Technology Corporation	—	Available-for-sale financial assets	80	3,632	—	3,268	Note 5
		Chung Hwa Pulp Corp.	—	Available-for-sale financial assets	140	2,217	—	2,100	Note 5
		Taiwan Cement Corp.	—	Available-for-sale financial assets	80	2,505	—	3,424	Note 5
		China Airlines Ltd.	—	Available-for-sale financial assets	190	4,127	—	3,705	Note 5
		Hon Hai Precision Ind. Co., Ltd.	—	Available-for-sale financial assets	3	324	—	331	Note 5
		Insyde Software Corp.	—	Available-for-sale financial assets	15	2,218	—	2,378	Note 5
		Makalot Industrial Co., Ltd.	—	Available-for-sale financial assets	10	731	—	752	Note 5
		Nan Ya Printed Circuit Board Corporation	—	Available-for-sale financial assets	15	1,741	—	1,635	Note 5
		Taiflex Scientific Co., Ltd.	—	Available-for-sale financial assets	40	2,318	—	2,472	Note 5
		PChome Store Inc.	—	Available-for-sale financial assets	325	14,072	—	49,400	Note 5
		IC Plus Corp.	—	Available-for-sale financial assets	210	5,630	—	5,000	Note 5
		Swancor Ind, Co., Ltd.	—	Available-for-sale financial assets	24	1,326	—	1,332	Note 5
		Apex Biotechnology Corp.	—	Available-for-sale financial assets	8	422	—	504	Note 5
		Cyberlink Co.	—	Available-for-sale financial assets	46	5,736	—	3,943	Note 5
		Optotech Corporation	—	Available-for-sale financial assets	320	7,106	—	5,648	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Sino-American Silicon Products Inc.	—	Available-for-sale financial assets	76	8,085	—	7,196	Note 5
		Tang Eng Iron Works Co., Ltd.	—	Available-for-sale financial assets	135	3,930	—	3,928	Note 5
		Pan Jit International Inc.	—	Available-for-sale financial assets	20	649	—	647	Note 5
		Ability Enterprise Co., Ltd.	—	Available-for-sale financial assets	55	2,909	—	2,178	Note 5
		Yuanta Financial Holdings	—	Available-for-sale financial assets	200	4,279	—	3,980	Note 5
		Sunrex Technology Corporation	—	Available-for-sale financial assets	85	2,538	—	2,257	Note 5
		Taiwan Semiconductor Co., Ltd.	—	Available-for-sale financial assets	245	6,146	—	5,439	Note 5
		Everlight Electronics Co., Ltd.	—	Available-for-sale financial assets	90	8,248	—	6,939	Note 5
		Visual Photonics Epitaxy Co., Ltd.	—	Available-for-sale financial assets	43	3,197	—	3,054	Note 5
		Ene Technology Inc.	—	Available-for-sale financial assets	54	2,813	—	1,680	Note 5
		Realtek Semiconductor Corp.	—	Available-for-sale financial assets	81	6,047	—	4,482	Note 5
		ALi Corporation	—	Available-for-sale financial assets	105	5,634	—	4,357	Note 5
		Acme Electronics Corporation	—	Available-for-sale financial assets	70	7,052	—	6,790	Note 5
		Taiwan PCB Techvest Co., Ltd.	—	Available-for-sale financial assets	100	4,900	—	3,155	Note 5
		China Synthetic Rubber Corporation	—	Available-for-sale financial assets	120	3,615	—	3,612	Note 5
		Chung Hung Steel Corporation	—	Available-for-sale financial assets	101	1,807	—	1,487	Note 5
		Newmax Technology Co., Ltd.	—	Available-for-sale financial assets	26	3,316	—	2,918	Note 5
		Tingyi (Cayman Islands) Holding Corp.	—	Available-for-sale financial assets	35	1,492	—	1,543	Note 5
		Daxon Technology Inc.	—	Available-for-sale financial assets	217	6,135	—	4,872	Note 5
		Edison Opto Corporation	—	Available-for-sale financial assets	50	7,850	—	5,970	Note 5
		Kung Long Batteries Industrial Co., Ltd.	—	Available-for-sale financial assets	30	1,816	—	1,518	Note 5
		Digital China Holdings Limited	—	Available-for-sale financial assets	55	1,671	—	1,282	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		TXC Corporation	—	Available-for-sale financial assets	95	$5,371	—	$4,769	Note 5
		Richtek Technology Corp.	—	Available-for-sale financial assets	6	1,311	—	1,182	Note 5
		Uni-President Enerprises Corp.	—	Available-for-sale financial assets	115	4,861	—	4,784	Note 5
		Global Unichip Corp.	—	Available-for-sale financial assets	10	1,110	—	1,135	Note 5
		Ruentex Development Co., Ltd.	—	Available-for-sale financial assets	145	6,818	—	5,851	Note 5
		eMemory Technology Inc.	—	Available-for-sale financial assets	1	73	—	65	Note 5
		Far Eastern Department Stores Ltd.	—	Available-for-sale financial assets	40	1,970	—	2,300	Note 5
		Taiwan Semiconductor Manufacturing Co., Ltd.	—	Available-for-sale financial assets	80	5,466	—	5,776	Note 5
		Fulltech Fiber Glass Corp.	—	Available-for-sale financial assets	50	1,578	—	1,325	Note 5
		Wistron NeWeb Corporation	—	Available-for-sale financial assets	18	1,886	—	1,620	Note 5
		San Shing Fastech Corp.	—	Available-for-sale financial assets	675	24,331	—	30,847	Note 5
		USI Corp.	—	Available-for-sale financial assets	160	6,256	—	5,288	Note 5
		Media Tek Inc.	—	Available-for-sale financial assets	15	5,022	—	4,680	Note 5
		President Chain Store Corp.	—	Available-for-sale financial assets	10	1,212	—	1,660	Note 5
		Macronix International Co., Ltd.	—	Available-for-sale financial assets	90	1,945	—	1,584	Note 5
		Dukang Distillers Holdings Ltd.	—	Available-for-sale financial assets	70	1,316	—	934	Note 5
		Champion Microelectronic Corp.	—	Available-for-sale financial assets	122	6,350	—	4,374	Note 5
		Unimicron Corporation	—	Available-for-sale financial assets	20	949	—	1,022	Note 5
		Sesoda Corporation	—	Available-for-sale financial assets	138	4,882	—	5,244	Note 5
		Taiwan Cooperative Bank	—	Available-for-sale financial assets	245	5,925	—	5,721	Note 5
		Lite-On Technology Corp.	—	Available-for-sale financial assets	10	247	—	382	Note 5
		Oris Tech Co., Ltd.	—	Available-for-sale financial assets	5	201	—	265	Note 5
		Chung-Hsin Electic & Machinery MFG. Corp.	—	Available-for-sale financial assets	50	935	—	857	Note 5
		Huaku Development Co., Ltd.	—	Available-for-sale financial assets	33	2,665	—	2,815	Note 5
		Huang Hsiang Construction Corporation	—	Available-for-sale financial assets	47	3,729	—	3,577	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value
		Elite Advanced Laser Corporation	—	Available-for-sale financial assets	26	2,265	—	2,122	Note 5
		Taiwan FamilyMart Co., Ltd.	—	Available-for-sale financial assets	11	1,419	—	1,551	Note 5
		Taiwan 50 Index	—	Available-for-sale financial assets	105	6,199	—	6,179	Note 5
		Radium Life Tech Co., Ltd.	—	Available-for-sale financial assets	75	2,767	—	2,820	Note 5
		Chia Chang Co., Ltd.	—	Available-for-sale financial assets	34	2,101	—	1,800	Note 5
		Shining Building Business Co., Ltd.	—	Available-for-sale financial assets	25	1,062	—	1,102	Note 5
		Gigasolar Materials Corporation	—	Available-for-sale financial assets	253	37,245	—	159,832	Note 5

		Beneficiary certificates (mutual fund)
		Mega Diamond Bond Fund	—	Available-for-sale financial assets	4,185	50,001	—	50,304	Note 4
		Manulife Emerging Market High Yield Bond Fund-A	—	Available-for-sale financial assets	990	9,965	—	10,079	Note 4
		Paradigm high Yield Bond Fund-A	—	Available-for-sale financial assets	1,399	15,000	—	15,532	Note 4
		HSBS Asian High Yield Bond Fund-A	—	Available-for-sale financial assets	300	3,014	—	3,014	Note 4
		Jih Sun MIT Mainstream Fund	—	Available-for-sale financial assets	500	5,000	—	4,810	Note 4
		Cathay Mandarin Fund	—	Available-for-sale financial assets	1,600	16,000	—	15,024	Note 4
		Fubon Agribusiness Equity Fund	—	Available-for-sale financial assets	1,000	10,000	—	9,940	Note 4
		Capital India Medium & Small Capital Equity Fund	—	Available-for-sale financial assets	500	5,000	—	5,020	Note 4
		Fuh Hwa Global Fixed Income Fund of Funds	—	Available-for-sale financial assets	550	6,012	—	7,150	Note 4
		Cathy Man AHL Futures Trust Fund of Funds	—	Available-for-sale financial assets	997	10,053	—	9,686	Note 4
		Fuh Hwa Emerging Market Active Allocation Fund of Funds	—	Available-for-sale financial assets	1,000	10,000	—	9,980	Note 4
		Franklin Templeton Sinoam Franklin Templeton Global Fund of Funds	—	Available-for-sale financial assets	870	11,621	—	11,432	Note 4

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011				Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)	Percentage of Ownership	Market Value or Net Asset Value

		PowerShares QQQ	—	Available-for-sale financial assets	2	$2,853	—	$3,278	Note 4
		iShares Dow Jones U.S. Financial Sector Index Fund	—	Available-for-sale financial assets	2	4,325	—	4,047	Note 4
		Pro Shares UltraShort 20+ Year Treasury	—	Available-for-sale financial assets	7	6,769	—	6,443	Note 4
		iShares FTSE/Xinhua A50 China Index ETF	—	Available-for-sale financial assets	85	4,113	—	4,060	Note 4
		iShares CSI A-Share Consumer Staples Index ETF	—	Available-for-sale financial assets	20	1,733	—	1,668	Note 4
		WISE-CSI 300 China Tracker	—	Available-for-sale financial assets	14	2,046	—	1,883	Note 4
		Bonds
		Hua Nan Financial Holdings Company 1st Unsecured Subordinate Corporate Bonds Issue in 2006	—	Available-for-sale financial assets	5,000	50,815	—	51,120	Note 5
		AU Optronics Corporation 1st Secured Corporate Bonds Issue in 2008	—	Available-for-sale financial assets	5,000	50,406	—	50,524	Note 5

		Convertible bonds
		Epistar Corporation Ltd. 3rd Convertible Bond	—	Financial assets at fair value through profit or loss	17	1,815	—	1,819	Note 5
		Everlight Electronics Co., Ltd. 3rd Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,411	—	5,212	Note 5
		King Slide Works Co., Ltd. 2nd Convertible Bond	—	Financial assets at fair value through profit or loss	50	5,000	—	5,047	Note 5
		Everlight Electronics Co., Ltd. 4th Convertible Bonds	—	Financial assets at fair value through profit or loss	50	5,000	—	5,270	Note 5
		Ability Enterprise Co., Ltd. 1st Unsecured Convertible Bonds	—	Financial assets at fair value through profit or loss	40	4,008	—	4,002	Note 5
		TUL the Third Security Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,482	Note 5
		Yuanta Financial Holding Co., Ltd. 1st Domestic Convertible Bond	—	Financial assets at fair value through profit or loss	85	8,500	—	9,393	Note 5
		Synnex Technology International Corporation 1st Unsecured Convertible Bond Issue in 2008	—	Financial assets at fair value through profit or loss	35	4,974	—	4,441	Note 5

		Ruentex Industry Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds	—	Financial assets at fair value through profit or loss	100	10,074	—	9,910	Note 5
		Ruentex Development Co., Ltd. 2010 1st Domestic Unsecured Convertible Corporate Bonds.	—	Financial assets at fair value through profit or loss	110	11,092	—	10,808	Note 5
		Synnex Technology International Corporation 2nd Unsecured Covertiable Bond Issue	—	Financial assets at fair value through profit or loss	100	10,020	—	10,010	Note 5
		Far Eastern Department Store Ltd. 1st Domestic Unsecured Convertible Corporate Bond	—	Financial assets at fair value through profit or loss	70	7,000	—	7,560	Note 5
		Asia Optical 3.rd Domestic Unsecured Convertible Bond	—	Financial assets at fair value through profit or loss	15	1,504	—	1,567	Note 5
		Shenmao Technology Inc. 1st Convertiable Bond	—	Financial assets at fair value through profit or loss	15	1,500	—	1,618	Note 5

(Continued)

No.	Held Company Name	Marketable Securities Type and Name	Relationship with the Company	Financial Statement Account	June 30, 2011							Note
					Shares (Thousands/ Thousand Units)	Carrying Value (Note 6)			Percentage of Ownership	Market Value or Net Asset Value

18	Concord Technology Co., Ltd.	Stocks
		Glory Network System Service (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	1,010	$ (RMB	7,864 1,771 (Note 9	) )	100	$ (RMB	7,864 1,771)	Note 1

20	Chunghwa Precision Test Tech. Co., Ltd.	Stocks
		Chunghwa Precision Test Tech. USA Corporation	Subsidiary	Investments accounted for using equity method	400	(US$	10,200 355 (Note 9	) )	100	(US$	10,200 355)	Note 1

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Subsidiary	Investments accounted for using equity method	9,180	(US$	210,775 7,318 (Note 9	) )	100	(US$	210,775 7,318)	Note 1
		HopeTech Technologies Limited	Equity-method investee	Investments accounted for using equity method	5,240	(US$	19,239 668)		45	(US$	19,239 668)	Note 1

23	Senao International HK Limited	Stocks
		Senao Trading (Fujian) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	42,746 1,484 (Note 9	) )	100	(US$	42,746 1,484)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	64,163 2,228 (Note 9	) )	100	(US$	64,163 2,228)	Note 1
		Senao International Trading (Shanghai) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	57,294 1,989 (Note 9	) )	100	(US$	57,294 1,989)	Note 1 and 11
		Senao International Trading (Jiangsu) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(US$	45,453 1,578 (Note 9	) )	100	(US$	45,453 1,578)	Note 1

24	Chunghwa Investment Holding Co., Ltd.	Stocks
		CHI One Investment Co., Limited	Subsidiary	Investments accounted for using equity method	3,500	(HK$	4,433 1,201 (Note 9	) )	100	(HK$	4,433 1,201)	Note 1

26	CHI One Investment Co., Limited	Stocks
		Xiamen Sertec Business Technology Co., Ltd.	Equity-method investee	Investments accounted for using equity method	—	(RMB	3,924 881)		49	(RMB	3,924 881)	Note 1

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Stocks Chunghwa Hsingta Company Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	164,699 36,882 (Note 9	) )	100	(RMB	164,699 36,882)	Note 1

29	Chunghwa Hsingta Company Ltd.	Stocks Chunghwa Telecom (China) Co., Ltd.	Subsidiary	Investments accounted for using equity method	—	(RMB	164,699 36,882 (Note 9	) )	100	(RMB	164,699 36,882)	Note 1

(Continued)

Note 1:	The net asset values of investees were based on audited financial statements.
Note 2:	The net asset values of investees were based on unaudited financial statements.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but not yet begun operation as of June 30, 2011.
Note 4:	The net asset values of beneficiary certificates (mutual fund) were based on the net asset values on June 30, 2011.
Note 5:	Market value was based on the closing price of June 30, 2011.
Note 6:	Showing at their original carrying amounts without adjustments for fair values, except for held-to-maturity financial assets.
Note 7:	The net asset values of investees were based on amortized cost.
Note 8:	Market value of emerging stock was based on the average trading price on June 30, 2011.
Note 9:	The amount was eliminated upon consolidation.
Note 10:	Prepayment for long-term investment, NT$20,400 thousand, was injected in Chunghwa Sochamp Technology Inc. by the Company in June 2011. Chunghwa Sochamp Technology Inc. completed its registration on July 1, 2011, and the Company owns 51% of ownership of Chunghwa Sochamp Technology Inc.
Note 11:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 3

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

MARKETABLE SECURITIES ACQUIRED AND DISPOSED OF AT COSTS OR PRICES OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

0	Chunghwa Telecom Co., Ltd.	Stocks
		Prime Asia Investments Group Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	1	$177,176	—	$—	$—	$—	1	$164,699 (Notes 3 and 6)
		Chunghwa Telecom Singapore Pte., Ltd.	Investments accounted for using equity method	—	Subsidiary	61,869	1,399,258	—	—	35,486	815,827	815,827 (Note 5)	—	26,383	615,496 (Notes 3 and 6)
		Dian Zuan Integrating Marketing Co., Ltd.	Investments accounted for using equity method	—	—	—	—	11,464	114,640	—	—	—	—	11,464	112,079 (Note 3)

		Beneficiary certificates (mutual fund)

		Yuanta Wan Tai Money Market	Available-for-sale financial assets	—	—	—	—	137,562	2,000,000	137,562	2,001,073	2,000,000	1,073	—	—
		PIMCO GIS Total Return Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	349	242,784	421	291,669	—	—	—	—	770	534,453
		PIMCO GIS Diversified Bond Fund - E Institutional Class (Inc)	Available-for-sale financial assets	—	—	—	—	656	236,082	656	231,176	236,082	(4,906)	—	—
		Janus US Flexible Income Bond Fund	Available-for-sale financial assets	—	—	—	—	671	230,472	—	—	—	—	671	230,472
		PIMCO GIS Diversified Bond Fund - H Institutional Class (Acc)	Available-for-sale financial assets	—	—	—	—	984	347,452	—	—	—	—	984	347,452

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

Bonds
		Taiwan Power Co. 2nd Unsecured Bond-EB Issue in 2005	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Chinese Petroleum Corporation 1st Unsecured Corporate Bond-B Issue in 2006	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	400,000 (Note 2)	—	—	—	—	—	700,000 (Note 2)
		Yuanta Securities Co., Ltd. 1st Unsecured Corporate Bonds-B Issue in 2007	Held-to-maturity financial assets	—	—	—	400,000 (Note 2)	—	—	—	200,000 (Note 2)	200,000 (Note 2)	—	—	200,000 (Note 2)
		China Steel Corporation 2nd Unsecured Corporate Bonds Issue in 2008	Held-to-maturity financial assets	—	—	—	100,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	200,000 (Note 2)
		Taiwan Power Co. 3rd Unsecured Corporate Bond-B Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Taiwan Power Co. 8th Unsecured Corporate Bond-A Issue in 2008	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		Mega Financial Holding Co., Ltd. 2nd Unsecured Corporate Bonds-A Issued in 2007	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	—	—	300,000 (Note 2)	300,000 (Note 2)	—	—	—

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition		Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount	Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

		Taiwan Power Co. 2nd Secured Corporate Bond-B Issue in 2009	Held-to-maturity financial assets	—	—	—	$—	—	$100,000 (Note 2)	—	$—	$—	$—	—	$100,000 (Note 2)
		NAN YA Company 4th Unsecured Corporate Bond-A Issue in 2009	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		MLPC 1st Unsecured Corporate Bond Issue in 2008Bond-A Issue in 2007	Held-to-maturity financial assets	—	—	—	200,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	500,000 (Note 2)
		Hon Hai Precision Industry Co., Ltd. First Debenture Issuing of 2009	Held-to-maturity financial assets	—	—	—	175,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	275,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	100,000 (Note 2)	—	—	—	—	—	400,000 (Note 2)
		Taiwan Power Co 4th Secured Corporate Bond-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		Yuanta FHC 1st Unsecured Corporate Bonds-A lssue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		FCFC 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)
		Formosa Petrochemical Corporation 1st Unsecured Corporate Bonds Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	150,000 (Note 2)	—	—	—	—	—	150,000 (Note 2)
		TaipeiFubon Bank 5th Financial Debenturees-A Issue in 2010	Held-to-maturity financial assets	—	—	—	300,000 (Note 2)	—	300,000 (Note 2)	—	—	—	—	—	600,000 (Note 2)
		HSBC Bank (Taiwan) Limited 1st Financial Debenture-D Issue in 2011	Held-to-maturity financial assets	—	—	—	—	—	300,000 (Note 2)	—	—	—	—	—	300,000 (Note 2)

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance			Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)		Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

1	Senao International Co., Ltd.	Stocks
		Senao International (Samoa) Holding Ltd.	Investments accounted for using equity method	—	Subsidiary	875	(US$	27,452 875)	9,000	(US$	261,777 9,000)	—	—	—	—	9,875	(US$	289,929 9,875 (Notes 4 and 6	) )
		Beneficiary certificates (mutual fund)

		Fuh Hwa Strategic High Income Fund	Available-for-sale financial assets	—	—	5,000		50,000	6,649		75,000	2,500	28,225	25,000	3,225	9,149		100,000

22	Senao International (Samoa) Holding Ltd.	Stocks
		Senao International HK Limited	Investments accounted for using equity method	—	Subsidiary	180	(US$	5,647 180)	9,000	(US$	261,777 9,000)	—	—	—	—	9,180	(US$	267,424 9,180 (Notes 4 and 6	) )

27	Prime Asia Investments Group Ltd.	Stocks
		Chunghwa Hsingta Company Ltd.	Investments accounted for using equity method	—	Subsidiary	—		—	—	(RMB	177,176 39,376)	—	—	—	—	—	(RMB	164,699 36,882 (Notes 3 and 6	) )

(Continued)

No.	Company Name	Marketable Securities Type and Name	Financial Statement Account	Counter- party	Nature of Relation- ship	Beginning Balance		Acquisition			Disposal				Ending Balance
						Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)	Shares (Thou- sands/ Thou- sand Units)	Amount		Shares (Thou- sands/ Thou- sand Units)	Amount	Carrying Value (Note 1)	Gain (Loss) on Disposal	Shares (Thou- sands/ Thou- sand Units)	Amount (Note 1)

29	Chunghwa Hsingta Company Ltd.	Stocks
		Chunghwa Telecom (China) Co., Ltd.	Investments accounted for using equity method	—	Subsidiary	—	$—	—	$ (RMB	177,176 39,376)	—	$—	$—	$—	—	$ (RMB	164,699 36,882 (Notes 3 and 6	) )

Note 1:	Showing at their original carrying amounts without adjustments for fair values.
Note 2:	Stated at its nominal amounts.
Note 3:	The ending balance includes equity in earnings or losses of equity method investees and cumulative transaction adjustments.
Note 4:	Stated at its original investment amounts.
Note 5:	The amount decrease was because of capital reduction.
Note 6:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 4

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

ACQUISITION OF REAL ESTATE AMOUNTING AT COST OF AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

Company Name	Type of Property	Transaction Date	Original Acquisition Date	Carrying Amount	Transaction Amount	Proceeds Collection Status	Gain (Loss) on Disposal	Counter- party	Nature of Relationship	Purpose of Disposal	Price Reference	Other Terms

Chunghwa Telecom Co., Ltd. (Chunghwa)	Land	March 2011	April 2000	$338,347	$647,717	$615,331 was collected in March 2011; the rest of $32,386 will be collected upon land delivery	$305,280	Taiwan Stock Exchange Corporation (TSE)	None	With the presence of TSE, to create cluster effect of IDC clients	In accordance with land valuation report and mutual agreement	—

TABLE 5

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

TOTAL PURCHASES FROM OR SALES TO RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

No.	Company Name	Related Party	Nature of Relationship	Transaction Details				Abnormal Transaction (Note 2)		Notes/Accounts Payable or Receivable
				Purchase/Sale	Amount	% to Total	Payment Terms	Units Price	Payment Terms	Ending Balance (Note 1)		% to Total

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	Sales	$719,522 (Notes 4 and 13)	1	30 days	—	—	$655,936 (Notes 5 and 13)		3
				Purchase	3,165,536 (Notes 3 and 13)	6	30-90 days	—	—	(804,475 (Notes 6 and 13	) )	(10)
		CHIEF Telecom Inc.	Subsidiary	Sales	140,514 (Notes 7 and 13)	—	30 days	—	—	29,083 (Notes 8 and 13)		—
				Purchase	149,265 (Note 13)	—	60 days	—	—	(46,332 (Notes 9 and 13	) )	—
		Chunghwa System Integration Co., Ltd.	Subsidiary	Purchase	188,882 (Notes 10 and 13)	—	30 days	—	—	(252,500 (Notes 11 and 13	) )	(3)
		Taiwan International Standard Electronics Co., Ltd.	Equity-method investee	Purchase	242,226	—	30-90 days	—	—	(204,210)		(2)
		Light Era Development Co., Ltd.	Subsidiary	Sales	100,054 (Notes 12 and 13)	—	—	—	—	— (Note 13)		—
		So-net Entertainment Taiwan	Equity-method investee	Sales	120,369	—	60 days	—	—	8,484		—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	3,152,955 (Notes 3 and 13)	26	30-90 days	—	—	825,835 (Notes 6 and 13)		44
				Purchase	697,103 (Notes 4 and 13)	7	30 days	—	—	(399,303 (Notes 5 and 13	) )	(18)

2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	149,265 (Note 13)	26	60 days	—	—	46,205 (Notes 9 and 13)		34
				Purchase	140,066 (Notes 7 and 13)	29	30 days	—	—	(28,814 (Notes 8 and 13	) )	(36)

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	Sales	681,493 (Notes 10 and 13)	85	30 days	—	—	252,319 (Notes 11 and 13)		84

Note 1:	Excluding payment and receipts collected in trust for others.
Note 2:	Transaction terms were determined in accordance with mutual agreements.
Note 3:	The difference was because Senao International Co., Ltd. classified the amount as other current liabilities.
Note 4:	The difference was because Senao International Co., Ltd. classified the amount as operating expenses.

(Continued)

Note 5:	The difference was because Senao International Co., Ltd. classified the amount as other payables.
Note 6:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as amounts collected in trust for others.
Note 7:	The difference was because CHIEF Telecom Inc. classified the amount as operating expenses.
Note 8:	The difference was because CHIEF Telecom Inc. classified the amount as other current liabilities.
Note 9:	The difference was because CHIEF Telecom Inc. classified the amount as other receivables.
Note 10:	The difference was because Chunghwa Telecom Co., Ltd. classified the amount as inventories, property, plant and equipment, and intangible assets.
Note 11:	The difference was because Chunghwa System Integration Co., Ltd. classified the amount as other current assets.
Note 12:	The difference was because Light Era Development Co., Ltd. classified the amount as intangible assets and operating expenses.
Note 13:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 6

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

RECEIVABLES FROM RELATED PARTIES AMOUNTING TO AT LEAST NT$100 MILLION OR 20% OF THE PAID-IN CAPITAL

JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars)

					Turnover	Overdue		Amounts Received in	Allowance
No.	Company Name	Related Party	Nature of Relationship	Ending Balance	Rate (Note 1)	Amounts	Action Taken	Subsequent Period	for Bad Debts

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Subsidiary	$655,936 (Note 2)	11.58	$—	—	$655,936	$—

1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	1,077,809 (Note 2)	7.70	—	—	1,077,733	—

3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	Parent company	252,319 (Note 2)	2.97	—	—	228,041	—

Note 1:	Payments and receipts collected in trust for others are excluded from the accounts receivable for calculating the turnover rate.
Note 2:	The amount was eliminated upon consolidation.

TABLE 7

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

NAMES, LOCATIONS, AND OTHER INFORMATION OF INVESTEES IN WHICH THE COMPANY EXERCISES SIGNIFICANT INFLUENCE

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, Unless Otherwise Specified)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011			Net Income (Loss) of the Investee	Recog- nized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2011	December 31, 2010	Shares (Thou- sands)	Percent- age of Owner- ship (%)	Carrying Value

0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	$1,065,813	$1,065,813	71,773	28	$1,330,533 (Note 4)	$659,390	$185,867 (Note 4)		Subsidiary
		Light Era Development Co., Ltd.	Taipei	Housing, office building development, rent and sale services	3,000,000	3,000,000	300,000	100	3,522,010 (Note 4)	550,643	550,536 (Note 4)		Subsidiary
		Chunghwa Investment Co., Ltd.	Taipei	Telecommunications, telecommunications value-added services and other related professional investment	1,738,709	1,738,709	178,000	89	1,914,178 (Note 4)	79,657	70,670 (Note 4)		Subsidiary
		Chunghwa System Integration Co., Ltd.	Taipei	Providing communication and information aggregative services	838,506	838,506	60,000	100	694,042 (Note 4)	8,740	14,720 (Note 4)		Subsidiary
		Chunghwa Telecom Singapore Pte., Ltd.	Singapore	Telecommunication wholesale, internet transfer services international data and long distance call wholesales to carriers	574,112	1,389,939	26,383	100	615,496 (Note 4)	5,823	5,823 (Note 4)		Subsidiary
		Taiwan International Standard Electronics Co., Ltd.	Taipei	Manufacturing, selling, designing, and maintaining of telecommunications systems and equipment	164,000	164,000	1,760	40	548,719	263,938	99,919		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Internet communication and internet data center (“IDC”) service	482,165	482,165	37,942	69	523,632 (Note 4)	79,807	56,658 (Note 4)		Subsidiary
		Donghwa Telecom Co., Ltd.	Hong Kong	International telecommunications IP fictitious internet and internet transfer services	522,003	522,003	129,590	100	502,560 (Note 4)	(5,574)	(5,574 (Note 4	) )	Subsidiary
		InfoExplorer Co., Ltd.	Banqiao, New Taipei City	IT solution provider, IT application consultation, system integration and package solution	283,500	283,500	22,498	33	251,264	(56,899)	(26,732 (Note 6	) )	Equity-method investee
		Viettel-CHT Co., Ltd.	Vietnam	IDC services	288,327	288,327	—	30	245,265	46,589	13,983		Equity-method investee
		Chunghwa International Yellow Pages Co., Ltd.	Taipei	Yellow pages sales and advertisement services	150,000	150,000	15,000	100	179,849 (Note 4)	24,149	24,123 (Note 4)		Subsidiary
		Prime Asia Investments Group Ltd. (B.V.I.)	British Virgin Islands	Investment	177,176	—	1	100	164,699 (Note 4)	(11,136)	(11,136 (Note 4	) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011				Net Income (Loss) of the Investee	Recog- nized Gain (Loss) (Notes 1 and 2)	Note
					June 30, 2011	December 31, 2010	Shares (Thou- sands)	Percent- age of Owner- ship (%)	Carrying Value
		Dian Zuan Integrating Marketing Co., Ltd.	Taipei	Information technology service and general advertisement service	114,640	—	11,464	40	112,079		(6,403)	(2,561)	Equity-method investee
		Skysoft Co., Ltd.	Taipei	Providing of music on-line, software, electronic information, and advertisement services	67,025	67,025	4,438	30	97,455		39,227	11,768	Equity-method investee
		Spring House Entertainment Tech. Inc.	Taipei	Network services, producing digital entertainment contents and broadband visual sound terrace development	62,209	62,209	5,996	56	91,142 (Note 4)		26,368	14,777 (Note 4)	Subsidiary
		Chunghwa Telecom Global, Inc.	United States	International data and internet services and long distance call wholesales to carriers	70,429	70,429	6,000	100	72,129 (Note 4)		8,502	9,579 (Note 4)	Subsidiary
		KingWay Technology Co., Ltd.	Taipei	Publishing books, data processing and software services	71,770	71,770	1,703	33	66,243		15,363	2,353	Equity-method investee
		Chunghwa Telecom Vietnam Co., Ltd.	Vietnam	Information and communications technology, international circuit, and intelligent energy network service	43,847 (VND 30,921,368)	—	—	100	41,161 (VND 30,603,757 (Note 4	) )	(439) (VND (324,531))	(439) (VND (324,531)) (Note 4)	Subsidiary
		So-net Entertainment Taiwan	Taipei	Online service and sale of computer hardware	60,008	60,008	3,429	30	31,532		20,895	6,335	Equity-method investee
		Chunghwa Telecom Japan Co., Ltd.	Japan	Telecom business, information process and information provide service, development and sale of software and consulting services in telecommunication	17,291	17,291	1	100	18,411 (Note 4)		6,295	6,295 (Note 4)	Subsidiary
		New Prospect Investments Holdings Ltd. (B.V.I.)	British Virgin Islands	Investment	— (Note 3)	— (Note 3)	—	100	— (Notes 3 and 4)		—	— (Notes 3 and 4)	Subsidiary
		Chunghwa Sochamp Technology Inc.	Taipei	License plate recognition system	20,400 (Note 5)	—	2,040	—	20,400 (Notes 5)		—	—	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011				Net Income (Loss) of the Investee	Recog- nized Gain (Loss) (Notes 1 and 2)			Note
					June 30, 2011	December 31, 2010	Shares (Thou- sands)	Percent- age of Owner- ship (%)	Carrying Value

1	Senao International Co., Ltd.	Senao Networks, Inc.	Linkou, New Taipei City	Telecommunication facilities manufactures and sales	206,190	206,190	16,824	41	300,207		62,726		25,713		Equity-method investee
		Senao International (Samoa) Holding Ltd.	Samoa Islands	International investment	289,229 (US$ 9,875)	27,452 (US$ 875)	9,875	100	230,406 (US$ 8,000) (Note 4)		(53,960) (US$ (1,856))	(US$	(53,547) (1,840)) (Note 4)		Subsidiary

2	CHIEF Telecom Inc.	Unigate Telecom Inc.	Taipei	Telecommunication and internet service	2,000	2,000	200	100	1,864 (Note 4)		(73)		(73 (Note 4	) )	Subsidiary
		Chief International Corp.	Samoa Islands	Network communication and engine room hiring	6,068 (US$ 200)	6,068 (US$ 200)	200	100	8,370 (US$ 291 (Note 4	) )	520 (US$ 18)		520 (US$ 18 (Note 4	) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011				Net Income (Loss) of the Investee		Recog- nized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2011	December 31, 2010	Shares (Thou- sands)	Percent- age of Owner- ship (%)	Carrying Value

3	Chunghwa System Integrated Co., Ltd.	Concord Technology Co., Ltd.	Brunei	Providing advanced business solutions to telecommunications	$31,973 (US$ 1,010)	$31,973 (US$ 1,010)	1,010	100	$7,864 (US$ 274 (Note 4	) )	$(2,276 (US$ (94	) ))	$(2,276 (US$ (94 (Note 4	) )) )	Subsidiary

7	Spring House Entertainment Tech. Inc.	Ceylon Innovation Co., Ltd.	Taipei	International trading, general advertisement and book publishment service	1,000	—	—	100	979 (Note 4)		(21)		(21 (Note 4	) )	Subsidiary

8	Light Era Development Co., Ltd.	Yao Yong Real Property Co., Ltd.	Taipei	Real estate leasing business	2,809,963	2,824,180	83,290	100	2,809,963 (Note 4)		22,774		(14,217 (Note 4	) )	Subsidiary

9	Chunghwa Telecom Singapore Pte., Ltd.	ST-2 Satellite Ventures Pte., Ltd.	Singapore	Operation of ST-2 telecommunication satellite	409,061 (SG$ 18,102)	409,061 (SG$ 18,102)	18,102	38	411,995 (SG$ 16,521)		(13,422 (SG$ (580	) ))	(3,118 (SG$ (136	) ))	Equity-method investee

14	Chunghwa Investment Co., Ltd.	Chunghwa Precision Test Tech Co., Ltd.	Tao Yuan	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	91,875	91,875	110,317	53	118,723 (Note 4)		5,590		3,004 (Note 4)		Subsidiary
		Chunghwa Investment Holding Co., Ltd.	Burnei	General investment	34,483 (US$ 1,043)	34,483 (US$ 1,043)	1,043	100	14,116 (US$ 491 (Note 4	) )	(3,861 (US$ (133	) ))	(3,861 (US$ (133 (Note 4	) )) )	Subsidiary
		Tatung Technology Inc.	Taipei	The product of SET TOP BOX	50,000	50,000	5,000	28	18,825		57,088		15,446		Equity-method investee
		Panda Monium Company Ltd.	Cayman	The production of animation	20,000 (US$ 602)	20,000 (US$ 602)	602	43	—		—		—		Equity-method investee
		CHIEF Telecom Inc.	Taipei	Telecommunication and internet service	20,000	20,000	20,000	4	23,481 (Note 4)		79,807		2,921 (Note 4)		Equity-method investee
		Senao International Co., Ltd.	Sindian, New Taipei City	Selling and maintaining mobile phones and its peripheral products	49,731	49,731	1,001	—	46,873 (Note 4)		659,390		1,581 (Note 4)		Equity-method investee

18	Concord Technology Co., Ltd.	Glory Network System Service (Shanghai) Co., Ltd.	Shanghai	Providing advanced business solutions to telecommunications	31,973 (US$ 1,010)	31,973 (US$ 1,010)	1,010	100	7,864 (RMB 1,771 (Note 4	) )	(2,726 (US$ (94	) ))	(2,726 (US$ (94 (Note 4	) )) )	Subsidiary

20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Precision Test Tech. USA Corporation	United States	Semiconductor testing components and printed circuit board industry production and marketing of electronic products	12,636 (US$ 400)	12,636 (US$ 400)	400	100	10,200 (US$ 355 (Note 4	) )	(1,171 (US$ (40	) ))	(1,171 (US$ (40 (Note 4	) )) )	Subsidiary

(Continued)

No.	Investor Company	Investee Company	Location	Main Businesses and Products	Original Investment Amount		Balance as of June 30, 2011				Net Income (Loss) of the Investee		Recog- nized Gain (Loss) (Notes 1 and 2)		Note
					June 30, 2011	December 31, 2010	Shares (Thou- sands)	Percent- age of Owner- ship (%)	Carrying Value

22	Senao International (Samoa) Holding Ltd.	Senao International HK Limited	Hong Kong	Sales of communication business	267,424 (US$ 9,180)	5,647 (US$ 180)	9,180	100	210,775 (US$ 7,318 (Note 4	) )	(54,785 (US$ (1,885	) ))	(54,785 (US$ (1,885 (Note 4	) )) )	Subsidiary
		HopeTech Technologies Limited	Hong Kong	Information technology and telecommunication products sales	21,177 (US$ 675)	21,177 (US$ 675)	5,240	45	19,239 (US$ 668)		146 (US$ 5)		66 (US$ 2)		Equity-method investee

24	Chunghwa Investment Holding Co., Ltd.	CHI One Investment Co., Limited	Hong Kong	General investment	14,483 (HK$ 3,924)	14,483 (HK$ 3,924)	3,500	100	4,433 (HK$ 1,201 (Note 4	) )	(3,861 (HK$ (1,034	) ))	(3,861 (HK$ (1,034 (Note 4	) )) )	Subsidiary

26	CHI One Investment Co., Limited	Xiamen Sertec Business Technology Co., Ltd.	Xiamen	Customer Services and platform rental activities	13,862 (RMB 2,963)	13,862 (RMB 2,963)	—	49	3,924 (RMB 881)		(7,881 (RMB (1,764	) ))	(3,862 (RMB (866	) ))	Equity-method investee

23	Senao International HK Limited.	Senao Trading (Fujian) Co., Ltd.	Fujian	Information technology services and sale of communication products	58,665 (US$ 2,000)	—	—	100	42,746 (US$ 1,484 (Note 4	) )	(15,511 (US$ (534	) ))	(15,511 (US$ (534 (Note 4	) )) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	87,429 (US$ 3,000)	—	—	100	64,158 (US$ 2,228 (Note 4	) )	(23,106 (US$ (795	) ))	(23,106 (US$ (795 (Note 4	) )) )	Subsidiary
		Senao International Trading (Shanghai) Co., Ltd.	Shanghai	Information technology services and sale of communication products	57,510 (US$ 2,000)	—	—	100	57,294 (US$ 1,989 (Note 4	) )	(447 (US$ (15	) ))	(447 (US$ (15 (Note 4	) )) )	Subsidiary (Note 7)
		Senao International Trading (Jiangsu) Co., Ltd.	Jiangsu	Information technology services and sale of communication products	58,092 (US$ 2,000)	—	—	100	45,453 (US$ 1,578 (Note 4	) )	(12,617 (US$ (434	) ))	(12,617 (US$ (434 (Note 4	) )) )	Subsidiary

27	Prime Asia Investments Group, Ltd. (B.V.I.)	Chunghwa Hsingta Co., Ltd.	Hong Kong	Investment	177,176 (RMB 39,376)	—	—	100	164,699 (RMB 36,882 (Note 4	) )	(11,136 (RMB (2,494	) ))	(11,136 (RMB (2,494)) (Note 4))		Subsidiary

29	Chunghwa Hsingta Company Ltd.	Chunghwa Telecom (China) Co., Ltd.	China	Planning and design of energy conservation and software and hareware system services, and intergartion of information system	177,176 (RMB 39,376)	—	—	100	164,699 (RMB 36,882 (Note 4	) )	(11,136 (RMB (2,494)))		(11,136 (RMB (2,494)) (Note 4))		Subsidiary

(Continued)

Note 1:	The equity in net income (loss) of investees was based on audited financial statements.
Note 2:	The equity in net income (loss) of investees includes amortization of differences between the investment cost and net value and elimination of unrealized transactions.
Note 3:	New Prospect Investments Holdings Ltd. (B.V.I.) was incorporated in March 2006, but have not yet begun operation as of June 30, 2011. Chunghwa has 100% ownership right in an amount of US$1 in the holding company.
Note 4:	The amount was eliminated upon consolidation.
Note 5:	Prepayment for long-term investment, NT$20,400 thousand, was injected in Chunghwa Sochamp Technology Inc. by the Company in June 2011. Chunghwa Sochamp Technology Inc. completed its registration on July 1, 2011, and the Company owns 51% of ownership of Chunghwa Sochamp Technology Inc.
Note 6:	The amount occurred before June 24, 2011, was eliminated upon consolidation.
Note 7:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 8

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INVESTMENT IN MAINLAND CHINA

SIX MONTHS ENDED JUNE 30, 2011

(Amounts in Thousands of New Taiwan Dollars, in Thousands of U.S. Dollars)

	Main Businesses	Total Amount of Paid-in	Investment	Accumulated Outflow of Investment from Taiwan as of January 1,	Investment Flows		Accumulated Outflow of Investment from Taiwan as of June 30,	% Ownership of Direct or Indirect	Investment Gain (Loss)		Carrying Value as of June 30,	Accumulated Inward Remittance of Earnings as of June 30,
Investee	and Products	Capital	Type	2011	Outflow	Inflow	2011	Investment	(Note 2)		2011	2011

Glory Network System Service (Shanghai) Co., Ltd.	Providing advanced business solutions to telecommunications	$31,973	Note 1	$31,973	$—	$—	$31,973	100%	$(2,726 (Note 7	) )	$7,864 (Note 7)	$—

Xiamen Sertec Business Technology Co., Ltd.	Customer services and platform rental activities	28,282	Note 1	13,862	—	—	13,862	49%	(3,862)		3,924	—

Senao Trading (Fujian) Co., Ltd.	Information technology services and sale of communication products	58,665	Note 1	—	58,665	—	58,665	100%	(15,511 (Note 7	) )	42,746 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd.	Information technology services and sale of communication products	87,429	Note 1	—	87,429	—	87,429	100%	(23,106 (Note 7	) )	64,163 (Note 7)	—

Senao International Trading (Shanghai) Co., Ltd. (Note 8)	Information technology services and sale of communication products	57,510	Note 1	—	57,510	—	57,510	100%	(447 (Note 7	) )	57,294 (Note 7)	—

Senao International Trading (Jiangsu) Co., Ltd.	Information technology services and sale of communication products	58,092	Note 1	—	58,092	—	58,092	100%	(12,617 (Note 7	) )	45,453 (Note 7)	—

Chunghwa Telecom (China) Co., Ltd.	Energy conserving and providing installation, design and maintenance services	177,176	Note 1	—	177,176	—	177,176	100%	(11,136 (Note 7	) )	164,699 (Note 7)	—

Accumulated Investment in Mainland China as of June 30, 2011		Investment Amounts Authorized by Investment Commission, MOEA		Upper Limit on Investment Stipulated by Investment Commission, MOEA
	$31,973		$48,169	$380,759
(US$	1,010)	(US$	1,500)	(Note 3)
	13,862		79,882	1,391,514
(US$	431)	(US$	2,500)	(Note 4)
	261,696		261,696	2,631,296
(US$	9,000)	(US$	9,000)	(Note 5)
	177,176		177,176	210,218,307
(US$	6,000)	(US$	6,000)	(Note 6)

(Continued)

Note 1:	Investments were through an holding company registered in a third region.
Note 2:	Recognition of investment gains (losses) was calculated based on the investee’s audited financial statements.
Note 3:	The amount was calculated based on the net assets value of Chunghwa System Integration Co., Ltd.
Note 4:	The amount was calculated based on the consolidated net assets value of Chunghwa Investment Co., Ltd.
Note 5:	The amount was calculated based on the consolidated net assets value of Senao International Co., Ltd.
Note 6:	The amount was calculated based on the consolidated net assets value of Chunghwa Telecom Co., Ltd.
Note 7:	The amount was eliminated upon consolidation.
Note 8:	The English name is the same as the above entity; however, the Chinese names included in the respective Articles of Incorporations are different.

(Concluded)

TABLE 9

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

INTERCOMPANY RELATIONSHIPS AND SIGNIFICANT TRANSACTIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2011	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$655,936	—	—
					Accounts payable	804,475	—	—
					Amounts collected in trust for others	273,566	—	—
					Revenues	697,103	—	—
					Non-operating income and gains	5	—	—
					Operating costs and expenses	3,165,536	—	—
					Property, plant and equipment	694	—
					Work in process	266	—	—
					Office supplies	5	—
					Customer’s deposits	1,447	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	29,083	—	—
					Accounts payable	46,332	—	—
					Amounts collected in trust for others	3,477	—	—
					Revenues	140,514	—	—
					Operating costs and expenses	149,265	—	—
					Customer’s deposits	333	—	—
			Chunghwa Precision Test Tech Co., Ltd.	a	Accounts receivable	272	—	—
					Accounts payable	239	—	—
					Revenues	1,019	—	—
					Non-operating income and gains	88	—	—
					Operating costs and expenses	1	—	—
					Customer’s deposits	158	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	29,818	—	—
					Accounts payable	11,985	—	—
					Amounts collected in trust for others	8,550	—	—
					Revenues	6,741	—	—
					Operating costs and expenses	13,961	—	—
					Work in process	2,903	—	—
					Property, plant and equipment	40	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	15,029	—	—
					Accounts payable	252,500	—	—
					Revenues	3,703	—	—
					Non-operating income and gains	836	—	—
					Operating costs and expenses	188,882	—	—
					Property, plant and equipment	346,299	—	—
					Office supplies	1,335	—
					Work in process	85,989	—	—
					Spare parts	358	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

					Intangible assets	$58,334	—	—
					Other deferred expenses	3,441	—	—
					Customer’s deposits	21,047	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	23,540	—	—
					Accounts payable	56,835	—	—
					Revenues	45,096	—	—
					Operating costs and expenses	97,498	—	—
					Property, plant and equipment	17,538	—	—
					Customer’s deposits	14,106	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	49,426	—	—
					Accounts payable	49,834	—	—
					Revenues	50,026	—	—
					Operating costs and expenses	27,065	—	—
			Spring House Entertainment Tech. Inc.	a	Accounts receivable	8,249	—	—
				a	Accounts payable	3,874	—	—
					Amounts collected in trust for others	18,508	—	—
					Revenues	4,982	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	12,894	—	—
					Customer’s deposits	5	—	—
			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	4,526	—	—
					Accounts payable	997	—	—
					Revenues	18,951	—	—
					Operating costs and expenses	28,050	—	—
					Property, plant and equipment	37,591	—	—
			Light Era Development Co., Ltd.	a	Accounts payable	20,504	—	—
					Revenues	100,054	—	—
			Chunghwa Telecom Singapore Co., Ltd.	a	Accounts receivable	2,228	—	—
					Accounts payable	2,579	—	—
					Revenues	18,250	—	—
					Operating costs and expenses	16,879	—	—
			Chunghwa Investment Co., Ltd.	a	Operating costs and expenses	3,360	—	—
			International Integrated System Inc.	a	Revenues	4,085	—	—
					Operating costs and expenses	76,494	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	825,835	—	—
					Other receivables	251,975	—	—
					Prepaid expenses	231	—	—
					Accounts payable	399,303	—	—
					Other payables	256,633	—	—
					Advances from customers	13,531		—
					Revenues	3,152,955	—	—
					Non-operating income and gains	15	—	—
					Purchase	697,103	—	—
					Operating costs and expenses	22,419	—	—
					Non-operating costs and expenses	5	—	—
					Refundable deposits	1,447	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa System Integration Co., Ltd.	c	Revenues	$17	—	—
			Spring House Entertainment Tech. Inc.	c	Revenues	336	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	20	—	—
			CHIEF Telecom Inc.	c	Revenues	1	—	—
			International Integrated System Inc.		Revenues	246	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	49,682	—	—
					Prepaid expenses	127	—	—
					Accounts payable	28,814	—	—
					Advances from customers	269	—	—
					Revenues	149,265	—	—
					Operating costs and expenses	140,514	—	—
					Refundable deposits	333	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	1	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	8	—	—
					Revenues	46	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts receivable	1,252	—	—
					Accounts payable	983	—	—
					Revenues	3,080	—	—
					Operating costs and expenses	2,681	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	75	—	—
					Revenues	430	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Accounts payable	461	—	—
					Operating costs and expenses	1,516	—	—
			Chunghwa Telecom Global, Inc.	c	Operating costs and expenses	18	—	—
			Yao Yong Real Property Co., Ltd.	c	Operating costs and expenses	43,352	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	252,319	—	—
					Prepaid expenses	181	—	—
					Accrued expenses	7,620	—	—
					Other payables	1,150	—	—
					Amounts collected in trust for others	6,238	—	—
					Advances from customers	21		—
					Other deferred revenues	3,145	—	—
					Revenues	681,493	—	—
					Operating costs and expenses	4,539	—	—
					Refundable deposits	21,047	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	17	—	—
			CHIEF Telecom Inc.	c	Accounts payable	8	—	—
					Operating costs and expenses	46	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	25	—	—
			Spring House Entertainment Tech. Inc.	c	Revenues	4	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Revenues	139	—	—
			International Integrated System Inc.	c	Revenues	5,382	—	—
					Operating costs	82	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$11,945	—	—
					Accrued custodial receipts	7,763	—	—
					Prepaid expenses	827	—	—
					Accounts payable	4,806	—	—
					Amounts collected in trust for others	23,122	—	—
					Advances from customers	4,793	—	—
					Revenues	13,972	—	—
					Operating costs and expenses	6,712	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	20	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	25	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	56,835	—	—
					Prepaid expenses	23,540	—	—
					Advances from customers	16,773	—	—
					Revenues	98,459	—	—
					Operating costs and expenses	45,292	—	—
					Refundable deposits	14,106	—	—
			CHIEF Telecom Inc.	c	Revenues	18	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	c	Accounts receivable	133	—	—
					Revenues	804	—	—

	7	Spring House Entertainment Tech. Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	22,382	—	—
					Accrued expenses	440	—	—
					Advances from customers	7,809	—	—
					Revenues	12,894	—	—
					Operating costs and expenses	4,983	—	—
					Refundable deposits	5	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	336	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	4	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	14,002	—	—
					Prepaid expenses	35,832	—	—
					Accounts payable	25,763	—	—
					Advances from customers	23,663	—	—
					Revenues	27,065	—	—
					Operating costs and expenses	50,026	—	—
			CHIEF Telecom Inc.	c	Accounts payable	75	—	—
					Operating costs and expenses	430	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Accounts payable	1,451	—	—
					Operating costs and expenses	2,615	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	16,451	—	—
					Prepaid expenses	521	—	—
					Operating costs and expenses	99,844	—	—
					Inventory	3,533	—	—
					Intangible assets	209	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			International Integrated System Inc.	c	Revenues	$5,175	—	—
					Operating costs	8	—	—

	9	Chunghwa Telecom Singapore Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	2,579	—	—
					Accounts payable	2,228	—	—
					Revenues	16,879	—	—
					Operating costs and expenses	18,250	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	983	—	—
					Accounts payable	1,252	—	—
					Revenues	2,681	—	—
					Operating costs and expenses	3,080	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	1,451	—	—
					Revenues	2,615	—	—
			Chunghwa Telecom Japan Co., Ltd.	c	Prepaid expenses	872	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	997	—	—
					Accounts payable	3,504	—	—
					Advances from customers	38,613	—	—
					Revenues	28,050	—	—
					Operating costs and expenses	18,951	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	461	—	—
					Revenues	1,516	—	—
			Chunghwa Telecom Singapore Co., Ltd.	c	Advances from customers	872	—	—

	14	Chunghwa Investment Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Revenues	3,360	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	239	—	—
					Accounts payable	272	—	—
					Operating costs and expenses	1,107	—	—
					Non-operating income and gains	1	—	—
					Refundable deposits	158	—	—
			Chunghwa Telecom Global, Inc.	c	Accounts payable	133	—	—
					Operating costs and expenses	804	—	—
			Chunghwa System Integration Co., Ltd.	c	Operating costs and expenses	139	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Revenues	43,352	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

2010	0	Chunghwa Telecom Co., Ltd.	Senao International Co., Ltd.	a	Accounts receivable	$228,078	—	—
					Accounts payable	633,902	—	—
					Amounts collected in trust for others	234,915	—	—
					Revenues	956,329	—	1
					Non-operating income and gains	3	—	—
					Operating costs and expenses	2,376,748	—	2
					Property, plant and equipment	64	—	—
					Work in process	91	—	—
					Office supplies	163	—	—
			CHIEF Telecom Inc.	a	Accounts receivable	23,075	—	—
					Accounts payable	40,324	—	—
					Amounts collected in trust for others	2,511	—	—
					Revenues	124,162	—	—
					Operating costs and expenses	145,567	—	—
			Unigate Telecom Inc.	a	Revenues	218	—	—
			Chunghwa International Yellow Pages Co., Ltd.	a	Accounts receivable	10,244	—	—
					Accounts payable	3,804	—	—
					Amounts collected in trust for others	9,205	—	—
					Revenues	7,890	—	—
					Operating costs and expenses	15,309	—	—
			Chunghwa System Integration Co., Ltd.	a	Accounts receivable	2,706	—	—
					Accounts payable	162,390	—	—
					Payables to contractors	2,157	—	—
					Revenues	15,148	—	—
					Non-operating income and gains	268	—	—
					Operating costs and expenses	293,915	—	—
					Work in process	1,605	—	—
					Spare parts	8,941	—	—
					Property, plant and equipment	174,478	—	—
					Intangible assets	7,524	—	—
					Other deferred expenses	985	—	—
			Chunghwa Telecom Global, Inc.	a	Accounts receivable	17,296	—	—
					Accounts payable	45,319	—	—
					Revenues	28,448	—	—
					Operating costs and expenses	62,793	—	—
					Property, plant and equipment	16,470	—	—
			Donghwa Telecom Co., Ltd.	a	Accounts receivable	8,237	—	—
					Accounts payable	36,901	—	—
					Operating costs and expenses	14,886	—	—
					Property, plant and equipment	25,465	—	—
			Spring House Entertainment Tech. Inc.	a	Accounts receivable	6,939	—	—
					Accounts payable	17,569	—	—
					Revenues	1,340	—	—
					Operating costs and expenses	26,102	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Chunghwa Telecom Japan Co., Ltd.	a	Accounts receivable	$4,101	—	—
					Accounts payable	3,493	—	—
					Operating costs and expenses	7,788	—	—
					Property, plant and equipment	5,994	—	—
			Light Era Development Co., Ltd.	a	Accounts receivable	1,144	—	—
					Accounts payable	494	—	—
					Revenues	10,427	—	—
					Operating costs and expenses	669	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	a	Accounts receivable	1,443	—	—
					Accounts payable	2,548	—	—
					Revenues	7,511	—	—
					Operating costs and expenses	11,726	—	—
			International Integrated System Inc.	a	Accounts receivable	50	—	—
					Accounts payable	7,929	—	—
					Revenues	736	—	—
					Operating costs and expenses	27,196	—	—
			Chunghwa Precision Test Tech. Co., Ltd.	a	Accounts receivable	1,788	—	—
					Accounts payable	241	—	—
					Revenues	1,234	—	—
					Non-operating income and gains	451	—	—
					Operating costs and expenses	1	—	—

	1	Senao International Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	619,795	—	—
					Accrued custodial receipts	246,108	—	—
					Prepaid expenses	2,914	—	—
					Accounts payable	148,145	—	—
					Amounts collected in trust for others	79,933	—	—
					Advances from customers	10,941	—	—
					Revenues	2,366,115	—	2
					Non-operating income and gains	10	—	—
					Non-operating costs and expenses	3	—	—
					Operating costs and expenses	956,329	—	1
			Chunghwa System Integration Co., Ltd.	c	Revenues	4	—	—
			Spring House Entertainment Tech. Inc.	c	Revenues	43	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	49	—	—
					Operating costs and expenses	48	—	—
			Light Era Development Co., Ltd.	c	Revenues	151	—	—

	2	CHIEF Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	42,717	—	—
					Prepaid expenses	118	—	—
					Accounts payable	22,806	—	—
					Advances from customers	269	—	—
					Revenues	145,567	—	—
					Operating costs and expenses	124,162	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

			Unigate Telecom Inc.	c	Accounts payable	$1,694	—	—
					Revenues	11	—	—
					Operating costs and expenses	1,241	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	14	—	—
					Revenues	124	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	303	—	—
					Revenues	504	—	—
			Yao Yong Real Property Co., Ltd.	c	Accounts payable	4,283	—	—
					Non-operating income and gains	72	—	—
					Operating costs and expenses	28,983	—	—

	3	Chunghwa System Integration Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	164,547	—	—
					Accounts payable	2,706	—	—
					Revenues	487,448	—	—
					Operating costs and expenses	15,416	—	—
			CHIEF Telecom Inc.	c	Accounts payable	14	—	—
					Operating costs and expenses	124	—	—
			Chunghwa International Yellow Pages Co., Ltd.	c	Revenues	64	—	—
					Operating costs and expenses	78	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	4	—	—
			International Integrated System Inc.	c	Accounts receivable	65	—	—
					Accounts payable	143	—	—
					Revenues	722	—	—
					Operating costs and expenses	143	—	—

	5	Chunghwa Telecom Global, Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	45,306	—	—
					Prepaid expenses	13	—	—
					Accounts payable	16,118	—	—
					Advances from customers	1,178	—	—
					Revenues	79,263	—	—
					Operating costs and expenses	28,448	—	—

	7	Spring House Entertainment Tech. Inc.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	17,569	—	—
					Advances from customers	6,939	—	—
					Revenues	26,102	—	—
					Operating costs and expenses	1,340	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	43	—	—

	15	Unigate Telecom Inc.	Chunghwa Telecom Co., Ltd.	b	Operating costs and expenses	218	—	—
			CHIEF Telecom Inc.	c	Accounts receivable	1,694	—	—
					Revenues	1,241	—	—
					Operating costs and expenses	11	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	4	Chunghwa International Yellow Pages Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$3,295	—	—
					Accrued custodial receipts	9,205	—	—
					Prepaid expenses	509	—	—
					Accounts payable	8,437	—	—
					Advances from customers	1,807	—	—
					Revenues	15,309	—	—
					Operating costs and expenses	7,890	—	—
			Senao International Co., Ltd.	c	Revenues	48	—	—
					Operating costs and expenses	49	—	—
			Chunghwa System Integration Co., Ltd.	c	Revenues	78	—	—
					Operating costs and expenses	46	—	—
					Property, plant and equipment	18	—	—

	6	Donghwa Telecom Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	36,901	—	—
					Accounts payable	7,853	—	—
					Advances from customers	384	—	—
					Revenues	40,351	—	—
			CHIEF Telecom Inc.	c	Accounts payable	303	—	—
					Operating costs and expenses	504	—	—
			Chunghwa Telecom Singapore Pte., Ltd.	c	Accounts payable	905,143	—	—
					Operating costs and expenses	2,682	—	—

	8	Light Era Development Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	494	—	—
					Accounts payable	1,144	—	—
					Revenues	669	—	—
					Operating costs and expenses	10,427	—	—
			Senao International Co., Ltd.	c	Operating costs and expenses	151	—	—

	11	InfoExplorer Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	7,929	—	—
					Accounts payable	50	—	—
					Revenues	27,196	—	—
					Operating costs and expenses	736	—	—
			Chunghwa System Integration Co., Ltd.	c	Accounts receivable	143	—	—
					Accounts payable	65	—	—
					Revenues	143	—	—
					Operating costs and expenses	722	—	—

	10	Chunghwa Telecom Japan Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	3,493	—	—
					Accounts Payable	4,101	—	—
					Revenues	13,782	—	—

(Continued)

Year	No. (Note 1)	Company Name	Related Party	Nature of Relationship (Note 2)	Transaction Details
					Financial Statement Account	Amount (Note 5)	Payment Terms (Note 3)	% to Total Sales or Assets (Note 4)

	9	Chunghwa Telecom Singapore Pte., Ltd.	Chunghwa Telecom Co., Ltd.	b	Accounts receivable	$2,548	—	—
					Accounts payable	1,443	—	—
					Revenues	11,726	—	—
					Operating costs and expenses	7,511	—	—
			Donghwa Telecom Co., Ltd.	c	Accounts receivable	905,143	—	—
					Revenues	2,682	—	—

	20	Chunghwa Precision Test Tech. Co., Ltd.	Chunghwa Telecom Co., Ltd.	b	Prepaid expenses	241	—	—
					Accounts payable	1,788	—	—
					Non-operating income and gains	1	—	—
					Operating costs and expenses	1,685	—	—

	25	Yao Yong Real Property Co., Ltd.	CHIEF Telecom Inc.	c	Rent receivables	4,283	—	—
					Revenues	28,983	—	—
					Operating costs and expenses	72	—	—

Note 1:	Significant transactions between the Company and its subsidiaries or among subsidiaries are numbered as follows:

a.	“0” for the Company.
b.	Subsidiaries are numbered from “1”.

Note 2:	Related party transactions are divided into three categories as follows:

a.	The Company to subsidiaries.
b.	Subsidiaries to the Company.
c.	Subsidiaries to subsidiaries.

Note 3:	Transaction terms were determined in accordance with mutual agreements.

Note 4:	For assets and liabilities, amount is shown as a percentage to consolidated total assets as of June 30, 2011, while revenues, costs and expenses are shown as a percentage to consolidated total operating revenues for the six months ended June 30, 2011.

Note 5:	The amount was eliminated upon consolidation.

(Concluded)

TABLE 10

CHUNGHWA TELECOM CO., LTD. AND SUBSIDIARIES

SEGMENT INFORMATION

SIX MONTHS ENDED JUNE 30, 2011 AND 2010

(Amount in Thousands of New Taiwan Dollars)

	Domestic Fixed Communications Business	Mobile Communications Business	Internet Business	International Fixed Communications Business	Others	Adjustment	Total

Six months ended June 30, 2011

Revenues from external customers	$38,977,534	$45,194,984	$12,332,410	$7,652,623	$2,742,132	$—	$106,899,683

Intersegment revenues (Note 2)	$7,275,777	$3,225,824	$858,435	$1,249,090	$330,617	$(12,939,743)	$—

Segment income before tax	$10,378,723	$13,833,969	$5,286,509	$1,253,038	$(499,988)	$—	$30,252,251

Total assets	$227,367,833	$65,708,230	$17,815,621	$23,519,252	$121,251,170	$—	$455,662,106

Six months ended June 30, 2010

Revenues from external customers	$34,531,832	$44,332,353	$11,912,530	$7,685,014	$817,348	$—	$99,279,077

Intersegment revenues (Note 2)	$7,002,938	$1,008,705	$497,105	$777,127	$376,443	$(9,662,318)	$—

Segment income before tax	$9,185,239	$15,611,985	$4,984,664	$1,475,002	$(907,798)	$—	$30,349,092

Total assets	$230,427,685	$63,899,852	$17,003,915	$21,629,202	$126,410,667	$—	$459,371,321

Note 1:	The Company organizes its reporting segments based on types of organizational business. The five reporting segments are segregated as below: Domestic fixed communications business, mobile communications business, internet business, international fixed communications business and others.

•	Domestic fixed communications business - the provision of local telephone services, domestic long distance telephone services, broadband access, and related services;

•	Mobile communications business - the provision of mobile services, sales of mobile handsets and data cards, and related services;

•	Internet business - the provision of HiNet services and related services;

•	International fixed communications business - the provision of international long distance telephone services and related services;

•	Others - the provision of non-Telecom Services, and the corporate related items not allocated to reportable segments.

Note 2:	Represents intersegment revenues from goods and services.

Note 3:	According to Regulations Governing Network Interconnection among Telecommunications Enterprises Article 20, ownership of the tariffs for the communications between mobile telecommunications network and fixed telecommunications network except for international communications shall follow the following principles:

The tariff is collected from the call-originating subscribers by the call-originating telecommunications enterprises pursuant to the pricing of the mobile telecommunications network enterprises, and the revenue from the tariff belongs to the mobile telecommunications network enterprises. However, from January 1, 2011, the tariff shall be both priced and collected from the call-originating subscribers by the call-originating telecommunications enterprise; revenue from the tariff shall belong to the call-originating telecommunications enterprises as well.

Exhibit 4

1.	SUMMARY OF SIGNIFICANT DIFFERENCES BETWEEN ACCOUNTING POLICIES FOLLOWED BY THE COMPANY AND GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN THE UNITED STATES OF AMERICA (UNAUDITED) (AMOUNTS IN MILLIONS OF NEW TAIWAN DOLLARS, UNLESS STATED OTHERWISE)

The following is a reconciliation of consolidated net income and stockholders’ equity under ROC GAAP as reported in the audited consolidated financial statements to unaudited consolidated net income and stockholders’ equity determined under US GAAP. For the descriptions of principal differences between ROC GAAP and US GAAP, please refer to Form 20-F filed with the Securities and Exchange Commission of the United States (the “SEC”) on April 20, 2011 (File No. 001-31731).

1)	Net Income Reconciliation

	Six Months Ended
	June 30
	2011	2010
	NT$	NT$

Consolidated net income based on ROC GAAP	$25,615	$25,443
Adjustment:
a. Property, plant and equipment
1. Adjustments of gains and losses on disposal of property, plant and equipment	480	—
2. Adjustments for depreciation expenses	55	62
b. 10% tax on unappropriated earnings	1,969	1,720
d. Revenues recognized from deferred income of prepaid phone cards	—	28
e. Revenues recognized from deferred one-time connection fees	488	630
f. Share-based compensation	(1)	(2)
g. Defined benefit pension plan	1	—
i. Income tax effect of US GAAP adjustments	(122)	(276)
j. Noncontrolling interests of acquired subsidiary	—	(1)
Other minor GAAP differences not listed above	(20)	(15)

Net adjustment	2,850	2,146

Consolidated net income based on US GAAP	$28,465	$27,589

Attributable to
Stockholders of the parent	$28,023	$27,114
Noncontrolling interests	442	475

	$28,465	$27,589

Basic earnings per common share	$3.58	$2.80

Diluted earnings per common share	$3.57	$2.79

(Continued)

	Six Months Ended
	June 30
	2011	2010
	NT$	NT$
Weighted-average number of common shares outstanding (in 1,000 shares)
Basic	7,821,735	9,696,808

Diluted	7,849,165	9,732,755

Net income per pro forma equivalent ADSs
Basic	$35.83	$27.96

Diluted	$35.66	$27.86

Weighted-average number of pro forma equivalent ADSs (in 1,000 shares)
Basic	782,174	969,681

Diluted	784,917	973,276

(Concluded)

2)	Stockholders’ Equity Reconciliation

		June 30
		2011	2010
		NT$	NT$

Total stockholders’ equity based on ROC GAAP		$350,364	$363,989
Adjustment:
a.	Property, plant and equipment
	1. Capital surplus reduction	(60,168)	(60,168)
	2. Adjustment on depreciation expenses, and disposal gains and losses	4,823	4,203
	3. Adjustments of revaluation of land	(5,763)	(5,803)
b.	10% tax on unappropriated earnings	(2,448)	(2,317)
d.	Deferred income of prepaid phone cards
	1. Capital surplus reduction	(2,798)	(2,798)
	2. Adjustment on deferred income recognition	2,798	2,568
e.	Revenues recognized from deferred one-time connection fees
	1. Capital surplus reduction	(18,487)	(18,487)
	2. Adjustment on deferred income recognition	16,188	15,212
f.	Share-based compensation
	1. Adjustment on capital surplus	15,706	15,702
	2. Adjustment on retained earnings	(15,706)	(15,702)
g.	1. Accrual for accumulative other comprehensive income under pension guidance	(610)	(2)
	2. Accrual for pension cost	(27)	(28)
h.	Adjustment for pension plan upon privatization
	1. Adjustment on capital surplus	1,782	1,782
	2. Adjustment on retained earnings	(9,665)	(9,665)

(Continued)

	June 30
	2011	2010
	NT$	NT$
i. Income tax effect of US GAAP adjustments	$4,654	$4,962
j. Noncontrolling interests of acquired
Subsidiary	(21)	27
Other GAAP differences not listed above	130	167

Net adjustment	(69,612)	(70,347)

Total equity based on US GAAP	$280,752	$293,642

Attributable to
Stockholders of the parent	$277,359	$290,091
Noncontrolling interests	3,393	3,551

	$280,752	$293,642

(Concluded)

3)	Cash Flows Differences

The Company applies ROC SFAS No. 17, “Statement of Cash Flows”. Its objectives and principles are similar to those set out in U.S. standards. The principal differences between the two standards relate to classification. Cash flows from investing activities for changes in other assets, and cash flows from financing activities for changes in customers’ deposits, other liabilities and cash bonuses paid to employees, directors and supervisors are reclassified to operating activities under U.S. standards. In addition, the effect of change on consolidated subsidiaries, which was shown as a separate item under ROC standards, is reclassified to investing activities under U.S. standards.

Note 1:	There is a significant difference in the classification of items on the statements of income under ROC GAAP and US GAAP. Those items include:

	(1)	Gains (losses) on disposal of property, plant and equipment and other assets, and impairment loss on property, plant and equipment and other assets, and other assets and loss arising from natural calamities:

• Under ROC GAAP: Such accounts are included in non-operating income (expenses).

• Under US GAAP: Such accounts are included in cost of revenues.

2.	RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

In May 2011, the Financial Accounting Standards Board (FASB) amended the accounting standards related to fair value measurements to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards (IFRSs). The amended guidance changes certain fair value measurement principles and enhances the disclosure requirements particularly for Level 3 fair value measurements. This guidance is effective for fiscal years and interim periods within those years, beginning after December 15, 2011 and early adoption is not permitted. The Company is currently evaluating the impact of the adoption of the update.

In June 2011, the FASB issued new amendments relating to that all nonowner changes in stockholders’ equity be presented either in a single continuous statement of comprehensive income or in two separate but consecutive statements. In the two-statement approach, the first statement should present total net income and its components followed consecutively by a second statement that should present total other comprehensive income, the components of other comprehensive income, and the total of comprehensive income. The update is effective for fiscal years, and interim periods within those years, beginning after December 15, 2011 and early adoption is permitted. The adoption of the amendments did not have a material effect on the Company’s consolidated financial statements.